Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 3Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 3Q19 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Glossary 34 Report of Independent Auditors 36 Complete Financial Statements Page 37 Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 32 Itaú Unibanco Shares 33 Glossary 34 Report of Independent Auditors 36 Complete Financial Statements Page 37

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

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Management Discussion & Analysis | Executive Summary

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	3Q19	2Q19	3Q18	9M19	9M18
Results	Recurring Net Income	7,156	7,034	6,454	21,067	19,255
	Operating Revenues [1]	30,257	29,492	27,899	87,957	83,345
	Managerial Financial Margin [2]	19,071	18,451	17,408	55,191	51,702
Performance	Recurring Return on Average Equity – Annualized - Consolidated [3]	23.5%	23.5%	21.3%	23.5%	21.7%
	Recurring Return on Average Equity – Annualized - Brazil [3]	24.6%	24.6%	22.4%	24.7%	22.9%
	Recurring Return on Average Assets – Annualized [4]	1.7%	1.7%	1.6%	1.7%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	2.9%	2.9%	2.9%	2.9%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.4%	3.5%	3.5%	3.4%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.3%	1.4%	1.3%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	208%	208%	235%	208%	235%
	Efficiency Ratio (IE) [6]	45.5%	46.2%	48.8%	46.0%	47.3%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	61.4%	60.9%	61.3%	61.1%	61.0%
Shares	Recurring Net Income per Share (R$) [7,8]	0.73	0.72	0.66		
	Net Income per Share (R$) [7,8]	0.57	0.70	0.64		
	Number of Outstanding Shares at the end of period – in millions [8]	9,744	9,743	9,714		
	Book Value per Share (R$) [8]	12.90	12.91	12.87		
	Dividends and Interest on Own Capital net of Taxes [9]	2,505	6,136	2,259		
	Market Capitalization [10]	342,963	354,265	284,295		
	Market Capitalization [10] (US$ million)	82,356	92,444	71,004		
Balance Sheet	Total Assets	1,738,339	1,678,378	1,613,162		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	688,993	659,727	636,428		
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	736,750	699,455	696,938		
	Loan Portfolio/Funding [11]	78.2%	79.0%	76.1%		
	Stockholders' Equity	125,719	125,737	125,035		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.4%	16.3%	16.9%		
	Tier I Capital - BIS III [12]	14.1%	14.9%	14.8%		
	Common Equity Tier I - BIS III [12]	12.8%	13.6%	13.8%		
	Liquidity Coverage Ratio (LCR)	151.9%	167.2%	170.9%		
	Net Stable Funding Ratio (NSFR) [13]	117.5%	121.1%	-		
Other	Assets Under Administration	1,316,634	1,200,283	1,093,487		
	Total Number of Employees	96,764	98,446	100,756		
	Brazil	83,536	85,161	87,070		
	Abroad	13,228	13,285	13,686		
	Branches and CSBs – Client Service Branches	4,704	4,722	4,917		
	ATM – Automated Teller Machines [14]	47,518	47,505	47,887		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018. For comparison the number of shares in 3Q18 was recalculated and prior to the split the amount was 6,476 million; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) For periods prior to 2019, considers the immediate and full application of the Basel III rules and, in 3Q18, considers the pro forma impact of the acquisition of investment in XP (-90 bps); (13) We began to disclose the NSFR in 4Q18. For further details, please refer to the Capital, Liquidity and Market Ratios section; (14) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects.

Accounting and Managerial Financial Statements Reconciliation | 3rd quarter of 2019

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**27,017**	**-**	**3,279**	**(38)**	**30,257**
Managerial Financial Margin	14,851	-	3,279	942	19,071
Financial Margin with Clients	16,679	-	-	942	17,621
Financial Margin with the Market	(1,828)	-	3,279	-	1,450
Commissions and Fees	10,136	-	-	(869)	9,267
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,249	-	-	670	1,920
Other Operating Income	385	-	-	(385)	-
Equity in Earnings of Affiliates and Other Investments	332	-	-	(332)	-
Non-operating Income	63	-	-	(63)	-
Cost of Credit	**(3,929)**	**-**	**-**	**(566)**	**(4,495)**
Provision for Loan Losses	(5,535)	-	-	613	(4,922)
Impairment	-	-	-	(70)	(70)
Discounts Granted	-	-	-	(300)	(300)
Recovery of Loans Written Off as Losses	1,606	-	-	(809)	796
Retained Claims	**(338)**	**-**	**-**	**-**	**(338)**
Other Operating Expenses	**(17,534)**	**2,694**	**(349)**	**616**	**(14,573)**
Non-interest Expenses	(16,097)	2,694	-	607	(12,796)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,431)	-	(349)	9	(1,771)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	**5,215**	**2,694**	**2,930**	**12**	**10,851**
Income Tax and Social Contribution	**525**	**(1,006)**	**(2,930)**	**(105)**	**(3,516)**
Profit Sharing Management Members - Statutory	**(93)**	**-**	**-**	**93**	**-**
Minority Interests	**(71)**	**(107)**	**-**	**-**	**(179)**
Net Income	**5,576**	**1,580**	**-**	**-**	**7,156**

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q19	2Q19	3Q18	9M19	9M18
Net Income	**5,576**	**6,815**	**6,247**	**19,101**	**18,772**
(-) Non-Recurring Events	**(1,580)**	**(219)**	**(207)**	**(1,966)**	**(484)**
Voluntary Severance Program	(1,431)	-	-	(1,431)	-
└ Effect from the voluntary severance program					
Goodwill Amortization	(149)	(151)	(206)	(467)	(502)
└ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate					
Liability Adequacy Test	-	(68)	-	(68)	29
└ Adjustment of technical provisions as a result of the liability adequacy test					
Impairment	-	-	(1)	-	(102)
└ Adjustment to reflect the realization value of certain assets mainly related to technology					
Contingencies Provision	-	-	-	-	97
└ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's					
Tax Contingencies and Legal Liabilities	-	-	-	-	(5)
└ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes					
Recurring Net Income	**7,156**	**7,034**	**6,454**	**21,067**	**19,255**

Itaú Unibanco Holding S.A.

06

Executive Summary Management Discussion & Analysis rd 3 quarter of 2019 Income Statement In R$ millions 3Q19 2Q19 3QD' 18 D' 9M19 9M18 D' Operating Revenues 30,257 29,492 2.6% 27,899 8.5% 87,957 83,345 5.5% Managerial Financial Margin 19,071 18,451 3.4% 17,408 9.6% 55,191 51,702 6.7% Financial Margin with Clients 17,621 16,879 4.4% 16,152 9.1% 50,924 47,366 7.5% Financial Margin with the Market 1,450 1,572 -7.8% 1 ,257 15.4% 4,266 4,337 -1.6% Commissions and Fees 9,267 9,063 2.2% 8 ,632 7.3% 26,951 25,887 4.1% Revenues from Insurance, Pension Plan and Premium Bonds 1,920 1,978 -3.0% 1 ,858 3.3% 5,815 5,756 1.0% Operations Before Retained Claims and Selling Expenses Cost of Credit (4,495) (4,044) 11.1% (3,263) 37.8% (12,343) (10,651) 15.9% Provision for Loan Losses (4,922) (4,407) 11.7% (3,904) 26.1% (13,535) (12,287) 10.2% Impairment (70) (43) 63.1% (89) -21.4% (142) (277) -48.7% Discounts Granted (300) (390) -23.1% (285) 5.3% (998) (842) 18.5% Recovery of Loans Written Off as Losses 7 96 7 95 0.1% 1 ,015 -21.6% 2,332 2,755 -15.4% Retained Claims (338) (297) 13.9% (320) 5.9% (935) (934) 0.1% Other Operating Expenses (14,573) (14,432) 1.0% (14,286) 2.0% (42,847) (41,602) 3.0% Non-interest Expenses (12,796) (12,669) 1.0% (12,646) 1.2% (37,615) (36,583) 2.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,771) (1,758) 0.7% (1,622) 9.2% (5,209) (4,964) 4.9% Insurance Selling Expenses (6) (6) 6.7% (18) -67.3% (23) (55) -57.6% Income before Tax and Minority Interests 10,851 10,718 1.2% 10,031 8.2% 31,832 30,158 5.6% Income Tax and Social Contribution (3,516) (3,408) 3.2% (3,422) 2.7% (10,112) (10,379) -2.6% Minority Interests in Subsidiaries (179) (277) -35.4% (155) 15.2% (653) (524) 24.7% Recurring Net Income 7 ,156 7,034 1.7% 6,454 10.9% 21,067 19,255 9.4% Performance: Recurring Net Income Recurring net income reached R$7.2 billion in the third quarter of 2019, a 1.7% increase from the previous quarter. Recurring return on average equity remained stable at 23.5%. We highlight the higher loan growth rate in the individuals and in the very small, small R$7.2 billion in 3Q19 and middle-market companies portfolios, as well as the resumption of the growth of the corporate loan portfolio after four quarters. This growth in the loan portfolio boosted R$ millions the R$742 million increase in the financial margin with clients. In the same period, + 1.7% commissions and fees were up 2.2%, mainly due to revenues from fund management, +10.9% + 9.4% investment banking and brokerage services. Our continuous effort in efficiency enabled an increase of 1.0% in non-interest expenses in the quarter despite of the salary 21,067 adjustment of 4.3% as a result of by the collective wage agreement. 19,255 7,034 7,156 6,454 Recurring net income increased 9.4% in the ﬁrst nine months of 2019. Financial margin with clients increased 7.5% mainly due to the growth in the loan portfolios for 3Q18 2Q19 3Q19 individuals and for very small, small and middle-market companies. Commissions and 9M18 9M19 fees were up 4.1% due to the increase in revenues from credit card issuing activities, fund management, investment banking and brokerage services. These increases were partially oﬀset by the 15.9% increase in cost of credit, driven by the higher credit origination. Non-interest expenses grew 2.8%, despite the inﬂation rate of 2.9% in the period and the impact of the collective wage agreement. Itaú Unibanco Holding S.A. 07 Executive Summary Management Discussion & Analysis rd 3 quarter of 2019 Income Statement In R$ millions 3Q19 2Q19 3QD' 18 D' 9M19 9M18 D' Operating Revenues 30,257 29,492 2.6% 27,899 8.5% 87,957 83,345 5.5% Managerial Financial Margin 19,071 18,451 3.4% 17,408 9.6% 55,191 51,702 6.7% Financial Margin with Clients 17,621 16,879 4.4% 16,152 9.1% 50,924 47,366 7.5% Financial Margin with the Market 1,450 1,572 -7.8% 1 ,257 15.4% 4,266 4,337 -1.6% Commissions and Fees 9,267 9,063 2.2% 8 ,632 7.3% 26,951 25,887 4.1% Revenues from Insurance, Pension Plan and Premium Bonds 1,920 1,978 -3.0% 1 ,858 3.3% 5,815 5,756 1.0% Operations Before Retained Claims and Selling Expenses Cost of Credit (4,495) (4,044) 11.1% (3,263) 37.8% (12,343) (10,651) 15.9% Provision for Loan Losses (4,922) (4,407) 11.7% (3,904) 26.1% (13,535) (12,287) 10.2% Impairment (70) (43) 63.1% (89) -21.4% (142) (277) -48.7% Discounts Granted (300) (390) -23.1% (285) 5.3% (998) (842) 18.5% Recovery of Loans Written Off as Losses 7 96 7 95 0.1% 1 ,015 -21.6% 2,332 2,755 -15.4% Retained Claims (338) (297) 13.9% (320) 5.9% (935) (934) 0.1% Other Operating Expenses (14,573) (14,432) 1.0% (14,286) 2.0% (42,847) (41,602) 3.0% Non-interest Expenses (12,796) (12,669) 1.0% (12,646) 1.2% (37,615) (36,583) 2.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,771) (1,758) 0.7% (1,622) 9.2% (5,209) (4,964) 4.9% Insurance Selling Expenses (6) (6) 6.7% (18) -67.3% (23) (55) -57.6% Income before Tax and Minority Interests 10,851 10,718 1.2% 10,031 8.2% 31,832 30,158 5.6% Income Tax and Social Contribution (3,516) (3,408) 3.2% (3,422) 2.7% (10,112) (10,379) -2.6% Minority Interests in Subsidiaries (179) (277) -35.4% (155) 15.2% (653) (524) 24.7% Recurring Net Income 7 ,156 7,034 1.7% 6,454 10.9% 21,067 19,255 9.4% Performance: Recurring Net Income Recurring net income reached R$7.2 billion in the third quarter of 2019, a 1.7% increase from the previous quarter. Recurring return on average equity remained stable at 23.5%. We highlight the higher loan growth rate in the individuals and in the very small, small R$7.2 billion in 3Q19 and middle-market companies portfolios, as well as the resumption of the growth of the corporate loan portfolio after four quarters. This growth in the loan portfolio boosted R$ millions the R$742 million increase in the financial margin with clients. In the same period, + 1.7% commissions and fees were up 2.2%, mainly due to revenues from fund management, +10.9% + 9.4% investment banking and brokerage services. Our continuous effort in efficiency enabled an increase of 1.0% in non-interest expenses in the quarter despite of the salary 21,067 adjustment of 4.3% as a result of by the collective wage agreement. 19,255 7,034 7,156 6,454 Recurring net income increased 9.4% in the ﬁrst nine months of 2019. Financial margin with clients increased 7.5% mainly due to the growth in the loan portfolios for 3Q18 2Q19 3Q19 individuals and for very small, small and middle-market companies. Commissions and 9M18 9M19 fees were up 4.1% due to the increase in revenues from credit card issuing activities, fund management, investment banking and brokerage services. These increases were partially oﬀset by the 15.9% increase in cost of credit, driven by the higher credit origination. Non-interest expenses grew 2.8%, despite the inﬂation rate of 2.9% in the period and the impact of the collective wage agreement. Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis | Executive Summary

Highlights in 3Q19

Financial Margin with Clients

R$17.6 billion


R$ millions
+ 4.4%
+ 9.1%
+ 7.5%
16,152
16,879
17,621
47,366
50,924
3Q18
2Q19
3Q19
9M18
9M19

The 4.4% increase in the quarter was a result of the change in the mix of products and of the increase in the loan portfolios for individuals and for very small, small and middle-market companies in Brazil.

These same loan portfolios also increased in the first nine months of 2019 and were partially offset by lower spreads in loan operations and by the impact of the reduction of interest rates on our own working capital. This combination resulted in a 7.5% higher margin with clients in the period.

Further details on page 12

Cost of Credit

R$4.5 billion


R$ millions
+ 11.1%
+ 37.8%
+ 15.9%
3,263
285
89
2,889
4,044
390
43
3,612
4,495
300
70
4,126
10,651
842
277
9,532
12,343
998
142
11,203
3Q18
2Q19
3Q19
9M18
9M19
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans
Cost of Credit

The increase of 11.1% in the quarter is related to the increase in provision for loan losses in the Retail Banking in Brazil and to lower reversals in the Wholesale Banking in Brazil. This increase in provision for loan losses in the Retail Banking is mainly driven by the increase in loans for individuals in the period.

The 15.9% increase in cost of credit in the first nine months of 2019 is in line with the increase in credit origination and in the loan portfolio for individuals in Brazil.

Further details on page 13

Commissions, Fees and Result from Insurance [1]

R$10.8 billion


R$ millions
+ 1.0%
+ 6.8%
+ 3.8%
10,153
8,632
1,521
10,738
9,063
1,675
10,842
9,267
1,575
30,654
25,887
4,767
31,808
26,951
4,857
3Q18
2Q19
3Q19
9M18
9M19
Commissions and Fees
Result from Insurance¹

The growth of 1.0% in the quarter was mainly driven by higher revenues from fund management fees, investment banking and brokerage services.

In the first nine months of 2019, the increase was 3.8%. We highlight higher revenues from: (i) credit card issuing activities; (ii) fund management, driven by the increase in balance of assets under administration; and (iii) investment banking and brokerage services driven by the higher capital markets activity. These effects were partially offset by the lower revenues from acquiring services.

Further details on pages 17-18

Non-Interest Expenses

R$12.8 billion


R$ millions
+ 1.0 %
+ 1.2 %
+ 2.8 %
3.2%
12,646
3.0%
12,669
3.0%
12,796
3.2%
36,583
3.0%
37,615
3Q18
2Q19
3Q19
9M18
9M19
Non-Interest Expenses (R$ million)
Non-Interest Expenses / Average Assets (Annualized)

The growth of 1.0% in the quarter was driven by higher personnel expenses resulting from the impact of the collective wage agreement and by higher operating expenses. These effects were partially offset by lower administrative expenses, mainly related to facilities and advertising.

In the first nine months of 2019, non-interest expenses grew 2.8%, despite the 2.9% inflation rate in the period and the impact of the collective wage agreement.

Further details on pages 20-21

Return on Equity

23.5%


22.4%
21.3%
22.7%
21.8%
24.8%
23.6%
24.6%
23.5%
24.6%
23.5%
3Q18
4Q18
1Q19
2Q19
3Q19
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)


47.7
62.2
47.6
61.2
47.7
61.2
47.5
61.2
46.6
61.2
3Q18
4Q18
1Q19
2Q19
3Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Further details on page 21

[1] Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
08

Executive Summary Management Discussion & Analysis Highlights in 3Q19 Credit Portfolio with Financial Guarantees Provided and Corporate Securities In R$ billions, end of period 3Q19 2Q19 D' 3Q18D' Individuals 229.7 222.3 3.3% 200.0 14.9% Credit Card Loans 83.3 79.3 5.1% 68.7 21.4% Personal Loans 34.2 32.8 4.5% 28.9 18.5% 1 Payroll Loans 49.3 49.1 0.5% 46.0 7.4% Vehicle Loans 18.0 17.2 4.5% 15.2 18.0% Mortgage Loans 44.8 44.0 2.0% 41.2 8.7% 2 84.0 78.1 7.6% 67.5 24.5% Very Small, Small and Middle Market Loans Individuals + Very Small, Small and Middle Market Loans 313.8 300.4 4.5% 267.5 17.3% Companies 204.2 1 93.6 5.5% 196.3 4.1% Corporate Loans 157.0 151.4 3.7% 159.9 -1.9% 3 47.3 42.2 12.1% 36.3 30.1% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 518.0 494.0 4.9% 463.7 11.7% 171.0 165.7 3.2% 172.7 -1.0% Latin America Argentina 8.8 9.7 -9.0% 9.8 -10.1% Chile 115.6 110.7 4.4% 113.3 2.0% Colombia 27.4 27.6 -1.0% 30.8 -11.0% Paraguay 7.9 7.4 6.3% 8.2 -3.4% Panama 1.6 1.3 21.6% 1.3 21.3% Uruguay 9.7 8.9 8.7% 9.3 4.5% 689.0 6 59.7 4.4% 636.4 8.3% Total with Financial Guarantees Provided and Corporate Securities Total with Financial Guarantees Provided and Corporate Securities 689.0 667.9 3.2% 625.5 10.1% 4 (ex-foreign exchange rate variation) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certiﬁcates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days stable vs. second quarter of 2019 stable vs. second quarter of 2019 - 20 bps vs. second quarter of 2019 2.3% 2.9% 208% stable vs. third quarter of 2018 - 2,700 bps vs. third quarter of 2018 - 30 bps vs. third quarter of 2018 3.1 3.1 248% 2.9 235% 2.8 221% 2.7 4.2 2.5 2.6 2.6 208% 208% 208% 2.6 3.7 3.7 3.7 2.5 2.5 3.5 3.5 3.5 3.4 2.7 3.4 2.3 2.5 2.6 2.7 2.3 2.7 2.4 3.4 2.4 2.3 2.5 3.1 3.1 2.3 2.5 3.0 2.2 2.8 2.9 2.9 2.9 2.9 2.3 2.4 1.6 95% 92% 1.5 1.5 90% 88% 1.3 1.4 1.4 1.4 1.4 87% 86% 1.2 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Total Brazil¹ Latin America² Total Brazil¹ Latin America² Total Total (Expanded³) Total NPL Ratio remained stable in the quarter. The consolidated coverage ratio remained The short-term delinquency ratio reached the The decrease in Brazil is due to the better credit stable in the quarter. The coverage ratio of the lowest level since the merger between Itaú and quality ratio of the companies segment. both for Wholesale Banking in Brazil increased due to the Unibanco, both for the consolidated and Brazil.   large and for very small, small and middle-market decrease in the NPL ratio over 90 days of the companies. segment. In Brazil, the short-term delinquency ratios of all portfolios decreased. The ratio for very small, Worth mentioning is the continued decrease in The greater relevance of the Retail Banking small and middle-market companies decreased the NPL ratio for very small, small and middle- portfolio, which has structurally lower coverage, for the second consecutive quarter and reached market companies in Brazil, which decreased for has oﬀset the increase of the Wholesale Banking the lowest level since the merger between Itaú the 12th consecutive quarter and reached the coverage ratio. and Unibanco. lowest level since the merger between Itaú and Unibanco. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09 Executive Summary Management Discussion & Analysis Highlights in 3Q19 Credit Portfolio with Financial Guarantees Provided and Corporate Securities In R$ billions, end of period 3Q19 2Q19 D' 3Q18D' Individuals 229.7 222.3 3.3% 200.0 14.9% Credit Card Loans 83.3 79.3 5.1% 68.7 21.4% Personal Loans 34.2 32.8 4.5% 28.9 18.5% 1 Payroll Loans 49.3 49.1 0.5% 46.0 7.4% Vehicle Loans 18.0 17.2 4.5% 15.2 18.0% Mortgage Loans 44.8 44.0 2.0% 41.2 8.7% 2 84.0 78.1 7.6% 67.5 24.5% Very Small, Small and Middle Market Loans Individuals + Very Small, Small and Middle Market Loans 313.8 300.4 4.5% 267.5 17.3% Companies 204.2 1 93.6 5.5% 196.3 4.1% Corporate Loans 157.0 151.4 3.7% 159.9 -1.9% 3 47.3 42.2 12.1% 36.3 30.1% Corporate Securities Total Brazil with Financial Guarantees Provided and Corporate 518.0 494.0 4.9% 463.7 11.7% 171.0 165.7 3.2% 172.7 -1.0% Latin America Argentina 8.8 9.7 -9.0% 9.8 -10.1% Chile 115.6 110.7 4.4% 113.3 2.0% Colombia 27.4 27.6 -1.0% 30.8 -11.0% Paraguay 7.9 7.4 6.3% 8.2 -3.4% Panama 1.6 1.3 21.6% 1.3 21.3% Uruguay 9.7 8.9 8.7% 9.3 4.5% 689.0 6 59.7 4.4% 636.4 8.3% Total with Financial Guarantees Provided and Corporate Securities Total with Financial Guarantees Provided and Corporate Securities 689.0 667.9 3.2% 625.5 10.1% 4 (ex-foreign exchange rate variation) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certiﬁcates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days stable vs. second quarter of 2019 stable vs. second quarter of 2019 - 20 bps vs. second quarter of 2019 2.3% 2.9% 208% stable vs. third quarter of 2018 - 2,700 bps vs. third quarter of 2018 - 30 bps vs. third quarter of 2018 3.1 3.1 248% 2.9 235% 2.8 221% 2.7 4.2 2.5 2.6 2.6 208% 208% 208% 2.6 3.7 3.7 3.7 2.5 2.5 3.5 3.5 3.5 3.4 2.7 3.4 2.3 2.5 2.6 2.7 2.3 2.7 2.4 3.4 2.4 2.3 2.5 3.1 3.1 2.3 2.5 3.0 2.2 2.8 2.9 2.9 2.9 2.9 2.3 2.4 1.6 95% 92% 1.5 1.5 90% 88% 1.3 1.4 1.4 1.4 1.4 87% 86% 1.2 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-16 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Total Brazil¹ Latin America² Total Brazil¹ Latin America² Total Total (Expanded³) Total NPL Ratio remained stable in the quarter. The consolidated coverage ratio remained The short-term delinquency ratio reached the The decrease in Brazil is due to the better credit stable in the quarter. The coverage ratio of the lowest level since the merger between Itaú and quality ratio of the companies segment. both for Wholesale Banking in Brazil increased due to the Unibanco, both for the consolidated and Brazil. large and for very small, small and middle-market decrease in the NPL ratio over 90 days of the companies. segment. In Brazil, the short-term delinquency ratios of all portfolios decreased. The ratio for very small, Worth mentioning is the continued decrease in The greater relevance of the Retail Banking small and middle-market companies decreased the NPL ratio for very small, small and middle- portfolio, which has structurally lower coverage, for the second consecutive quarter and reached market companies in Brazil, which decreased for has oﬀset the increase of the Wholesale Banking the lowest level since the merger between Itaú the 12th consecutive quarter and reached the coverage ratio. and Unibanco. lowest level since the merger between Itaú and Unibanco. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09

Management Discussion & Analysis | Executive Summary

2019 Forecast

We kept unchanged the ranges of our 2019 forecast.

	Consolidated			Brazil [1]		
Total Credit Portfolio[2]	8.0%	—	11.0%	8.0%	—	11.0%
Financial Margin with Clients	9.0%	—	12.0%	9.0%	—	12.0%
Financial Margin with the Market	R$ 4.6 bn	—	R$ 5.6 bn	R$ 3.6 bn	—	R$ 4.6 bn
Cost of Credit[3]	R$ 14.5 bn	—	R$ 17.5 bn	R$ 12.5 bn	—	R$ 15.5 bn
Commissions and Fees and Results from Insurance Operations[4]	2.0%	—	5.0%	2.0%	—	5.0%
Non-Interest Expenses	3.0%	—	6.0%	3.5%	—	6.5%
Effective Tax Rate	31.0%	—	33.0%	32.0%	—	34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Revenues from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and   Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Financial Margin

Highlights

- Financial margin with clients increased by 4.4% in the quarter, driven by higher average volume of assets, better mix of products and the positive effect of the higher number of calendar days, partially offset by the lower asset spreads. These effects led to an increase of R$759 million in the spread-sensitive operations.
- The 7.8% decrease in the financial margin with the market in the quarter was driven by the impact of the drop in the interest rate on the overhedge of our investments abroad.

R$ millions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M18	Δ
Financial Margin with Clients	17,621	16,879	4.4%	16,152	9.1%	50,924	47,366	7.5%
Financial Margin with the Market	1,450	1,572	-7.8%	1,257	15.4%	4,266	4,337	-1.6%
Total	19,071	18,451	3.4%	17,408	9.6%	55,191	51,702	6.7%

Financial Margin with Clients

Change in the Financial Margin with Clients Breakdown


R$ millions
+ R$759 million
+ 5.0%
16,879
(1,557)
15,322
270
516
(102)
132
(56)
16,081
1,540
17,621
1
2
3
4
1
2Q19
Working Capital[1] and other 2Q19
Spread-Sensitive Operations 2Q19
Mix of products
Average Asset Portfolio and Liabilities Margin
Asset Spreads
Higher number of calendar days
Others[2]
Spread-Sensitive Operations 3Q19
Working Capital[1] and other 3Q19
3Q19

[1] Includes capital allocated to business areas (except treasury) and the corporation working capital. [2] Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment.

1. **Working capital and other (- R$17 million):** negative effect of the decrease in the interest rate on the remuneration of working capital.
2. **Mix of products (+ R$270 million):** continuous effect from the change in the mix of loan portfolio products and segments with higher spreads, such as consumer credit and very small, small and middle-market companies.
3. **Average asset portfolio and liabilities margin (+ R$516 million):** increase in all loan portfolios in the quarter.
4. **Asset spreads (- R$102 million):** spread reduction in consumer credit for individuals.

Annualized average rate of financial margin with clients

In R$ millions, end of period	3Q19 Average Balance[1]	3Q19 Financial Margin	3Q19 Average Rate (p.a.)	2Q19 Average Balance[1]	2Q19 Financial Margin	2Q19 Average Rate (p.a.)
Financial Margin with Clients	720,994	17,621	10.0%	699,245	16,879	10.0%
Spread-Sensitive Operations	624,203	16,081	10.6%	602,327	15,322	10.6%
Working Capital and Other	96,791	1,540	6.4%	96,918	1,557	6.6%
Cost of Credit		(4,495)			(4,044)	
Risk-Adjusted Financial Margin with Clients	720,994	13,126	7.4%	699,245	12,834	7.5%

[1] Average daily balance.


Consolidated
9.9%
9.9%
9.9%
9.8%
9.8%
10.0%
10.0%
10.0%
7.1%
7.4%
7.6%
7.7%
7.6%
7.6%
7.5%
7.4%
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Brazil
12.0%
12.0%
12.2%
12.1%
11.8%
12.1%
12.2%
12.2%
8.9%
9.0%
9.5%
9.6%
9.2%
9.2%
9.2%
9.0%
7.5%
6.7%
6.4%
6.4%
6.4%
6.4%
6.4%
6.0%
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Financial margin with clients
Risk-adjusted financial margin with clients
CDI (annualized quarterly rate)

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis Income Statement Analysis Cost of Credit Highlights · Increase of 11.7% in provision for loan losses in the quarter due to the higher credit origination in Retail Banking in Brazil and to the lower allowance reversal in the Wholesale Banking in Brazil. · Compared to the ﬁrst nine months of 2018, the 15.9% increase in cost of credit is related to the growth of the origination and the loan portfolio of individuals in Brazil and to the lower recovery of loans written oﬀ as losses. In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 D D D Provision for Loan Losses (4,922) (4,407) 11.7% (3,904) 26.1% (13,535) (12,287) 10.2% Recovery of Loans Written Off as Losses 796 795 0.1% 1,015 -21.6% 2,332 2,755 -15.4% Result from Loan Losses (4,126) (3,612) 14.2% (2,889) 42.8% (11,203) (9,532) 17.5% Impairment (70) (43) 63.1% (89) -21.4% (142) (277) -48.7% Discounts Granted (300) (390) -23.1% (285) 5.3% (998) (842) 18.5% Cost of Credit (4,495) (4,044) 11.1% (3,263) 37.8% (12,343) (1 0,651) 15.9% Provision for Loan Losses by Segment The provision for loan losses increased R$515 million in the quarter. This increase, driven by the higher credit origination in the Retail R$ millions Banking in Brazil, was partially oﬀset by the decrease of discounts 3.7 3.6 3.4 3.5 granted in the Wholesale Banking in Brazil. 3.3 3.2 3.1 3.0 2.9 4,922 4,483 4,407 4,206 4,282 4,111 4,271 3,904 3,796 638 Cost of credit increased R$1,692 million compared to the ﬁrst nine 701 514 489 568 621 554 423 514 532 248 168 393 months of 2018. This increase was driven by the higher provision for 4,210 4,461 3,688 3,726 4,021 3,534 3,482 3,236 3,165 -354 loan losses in Retail Banking in Brazil, related to the loan portfolio -298 -304 -371 -177 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 growth. Additionally, recovery of loans written oﬀ as losses Latin America ex-Brazil decreased, driven by loans granted in the same period of 2018 and Wholesale Banking - Brazil the increase in discounts granted. These eﬀects were partially oﬀset Retail Banking - Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized (%) by the decrease of R$135 million in impairment charges on corporate securities in Wholesale Banking in Brazil. (*) Average loan portfolio balance, considering the last two quarters. Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of Wholesale Banking. · Wholesale Banking - Brazil: lower reversal in the quarter, as fewer segment clients had credit risk rating upgrades. · Retail Banking - Brazil: higher credit origination and the change in Cost of Credit the individuals mix of products led to the R$252 million increase in the provision for loan losses in the quarter. R$ millions 2.7% 2.9% 2.5% 2.7% Recovery of Loans Written off as Losses 2.4% 2.4% 2.5% 2.1% 2.1% R$ millions 4,495 4,257 4,044 3,990 3,788 3,804 300 1,015 3,601 3,415 961 3,263 945 336 390 284 223 308 70 844 273 777 795 795 796 312 43 741 282 285 30 262 187 1 ' 269 89 4,126 3,505 3,639 3,612 3,316 3,326 3,466 2,889 2,834 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Discounts Granted Impairment Result from Loan Losses In the quarter, the sale of portfolios that had already been written off Cost of Credit Cost of Credit / Total Risk (*) – Annualized (%) as losses in the amount of R$674 million generated a positive impact of R$82 million in recovery of loans written off as losses and of R$47 (*) Average loan portfolio balance with ﬁnancial guarantees provided and corporate million on recurring net income. securities, considering the last two quarters. Itaú Unibanco Holding S.A. 13 Management Discussion & Analysis Income Statement Analysis Cost of Credit Highlights · Increase of 11.7% in provision for loan losses in the quarter due to the higher credit origination in Retail Banking in Brazil and to the lower allowance reversal in the Wholesale Banking in Brazil. · Compared to the ﬁrst nine months of 2018, the 15.9% increase in cost of credit is related to the growth of the origination and the loan portfolio of individuals in Brazil and to the lower recovery of loans written oﬀ as losses. In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 D D D Provision for Loan Losses (4,922) (4,407) 11.7% (3,904) 26.1% (13,535) (12,287) 10.2% Recovery of Loans Written Off as Losses 796 795 0.1% 1,015 -21.6% 2,332 2,755 -15.4% Result from Loan Losses (4,126) (3,612) 14.2% (2,889) 42.8% (11,203) (9,532) 17.5% Impairment (70) (43) 63.1% (89) -21.4% (142) (277) -48.7% Discounts Granted (300) (390) -23.1% (285) 5.3% (998) (842) 18.5% Cost of Credit (4,495) (4,044) 11.1% (3,263) 37.8% (12,343) (1 0,651) 15.9% Provision for Loan Losses by Segment The provision for loan losses increased R$515 million in the quarter. This increase, driven by the higher credit origination in the Retail R$ millions Banking in Brazil, was partially oﬀset by the decrease of discounts 3.7 3.6 3.4 3.5 granted in the Wholesale Banking in Brazil. 3.3 3.2 3.1 3.0 2.9 4,922 4,483 4,407 4,206 4,282 4,111 4,271 3,904 3,796 638 Cost of credit increased R$1,692 million compared to the ﬁrst nine 701 514 489 568 621 554 423 514 532 248 168 393 months of 2018. This increase was driven by the higher provision for 4,210 4,461 3,688 3,726 4,021 3,534 3,482 3,236 3,165 -354 loan losses in Retail Banking in Brazil, related to the loan portfolio -298 -304 -371 -177 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 growth. Additionally, recovery of loans written oﬀ as losses Latin America ex-Brazil decreased, driven by loans granted in the same period of 2018 and Wholesale Banking - Brazil the increase in discounts granted. These eﬀects were partially oﬀset Retail Banking - Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized (%) by the decrease of R$135 million in impairment charges on corporate securities in Wholesale Banking in Brazil. (*) Average loan portfolio balance, considering the last two quarters. Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of Wholesale Banking. · Wholesale Banking - Brazil: lower reversal in the quarter, as fewer segment clients had credit risk rating upgrades. · Retail Banking - Brazil: higher credit origination and the change in Cost of Credit the individuals mix of products led to the R$252 million increase in the provision for loan losses in the quarter. R$ millions 2.7% 2.9% 2.5% 2.7% Recovery of Loans Written off as Losses 2.4% 2.4% 2.5% 2.1% 2.1% R$ millions 4,495 4,257 4,044 3,990 3,788 3,804 300 1,015 3,601 3,415 961 3,263 945 336 390 284 223 308 70 844 273 777 795 795 796 312 43 741 282 285 30 262 187 1 ' 269 89 4,126 3,505 3,639 3,612 3,316 3,326 3,466 2,889 2,834 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Discounts Granted Impairment Result from Loan Losses In the quarter, the sale of portfolios that had already been written off Cost of Credit Cost of Credit / Total Risk (*) – Annualized (%) as losses in the amount of R$674 million generated a positive impact of R$82 million in recovery of loans written off as losses and of R$47 (*) Average loan portfolio balance with ﬁnancial guarantees provided and corporate million on recurring net income. securities, considering the last two quarters. Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level


Brazil[1]
Consolidated
Total Allowance for Loan Losses (R$ million)
30,480
28,249
29,613
35,496
33,091
34,477
Loan Portfolio by Risk Level
44.5%
42.9%
43.0%
44.0%
42.8%
44.6%
36.7%
38.1%
37.5%
33.6%
34.8%
32.4%
4.9%
6.0%
6.2%
9.1%
9.8%
9.8%
4.0%
4.4%
4.4%
4.8%
5.0%
5.5%
9.9%
8.7%
8.8%
8.4%
7.6%
7.7%
Sep-18
Jun-19
Sep-19
Sep-18
Jun-19
Sep-19
AA
A
B
C
D-H

Allowance for Loan Losses and for Financial Guarantees Provided

Compared to the end of June 2019, the allowance for loan losses and for financial guarantees provided were up 4.2%. This increase occurred in Brazilian operations driven by the higher requirement allowance in the Wholesale Banking and by the loan portfolio growth in the Retail Banking.

R$ millions


35,496
34,261
34,206
33,091
34,477
7,065
6,375
5,964
5,748
5,784
1,269
1,136
1,158
1,139
1,010
27,163
26,750
27,084
26,205
27,683
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

We present below the total allowance allocation by **type of risk**:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

R$ millions

Allocation of Total Allowance by Type of Risk - Consolidated


Sep-19
11,213
10,123
13,141
34,477
Jun-19
10,666
9,514
12,910
33,091
Sep-18
10,160
10,418
14,919
35,496
Overdue operations according to the Brazilian Central Bank
10,160
10,666
11,213
1,341
1,212
1,326
1,015
1,168
1,074
7,804
8,286
8,813
Sep-18
Jun-19
Sep-19
Provision < 100%
567
315
34%
2,942
Fully Provisioned
759
759
66%
5,871
Renegotiations and overdue loans
10,418
9,514
10,123
1,302
1,241
1,258
4,222
3,254
3,714
4,894
5,019
5,151
Sep-18
Jun-19
Sep-19
Renegotiations
896
3,479
83%
4,046
Overdue
362
235
17%
1,105
Potential Loss
14,919
12,910
13,141
2,374
2,388
2,281
6,472
3,457
3,498
6,073
7,065
7,363
Sep-18
Jun-19
Sep-19
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
14

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL ratio 90 days overdue (NPL 90) remained stable in the quarter. The lower NPL ratio of the corporate, and very small, small and middle- market segments led to a lower ratio in Brazil. · NPL ratio 15 to 90 days overdue (NPL 15-90) decreased from the previous quarter for all segments in Brazil, reaching the lowest level since the merger between Itaú and Unibanco. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.3 3.0 3.2 3.2 2.9 3.2 3.1 3.1 2.8 2.8 2.8 2.9 2.8 2.6 2.6 16.6 16.4 3.2 2.5 2.5 15.9 3.1 15.6 2.3 15.2 15.5 3.0 2.9 14.9 15.1 14.3 14.6 2.7 2.7 2.7 2.7 14.3 13.8 2.6 2.7 2.7 2.5 2.5 2.5 13.2 13.3 13.4 2.7 2.6 13.1 13.0 2.5 2.3 2.3 2.6 12.3 2.1 2.3 2.1 2.4 2.4 2.4 2.3 2.2 1.8 * 1.5 1.5 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Total Brazil¹ Latin America² · Nonperforming loans - 90 days - Total: the 4.2% increase from * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include the previous quarter is mainly due to the increase in nonperforming CorpBanca. loans of individuals in Brazil, driven by the increase of higher risk loan portfolios in the products mix and by the credit expansion within our · Consolidated: the ratio decreased from the previous quarter and risk appetite. previous year due to the lower delinquency rates in Brazil, reaching the lowest level since the merger between Itaú and Unibanco. NPL Ratio (%) | over 90 days · Brazil1: the ratio decreased from the previous quarter with lower delinquency rates in all segments, reaching the lowest level since the 4.8 merger between Itaú and Unibanco. 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.7· Latin America2: the ratio remained stable in the quarter. 3.5 3.5 3.5 3.4 3.4 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.1 3.1 3.0 3.2 3.0 2.9 2.9 2.9 2.8 2.9 1.6 1.5 1.3 1.4 1.5 1.4 1.4 1.4 1.2 1.3 1.4 1.2 1.2 1.2 1.1 1.1 1.1 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Ratio - Brazil1 (%) | 15 to 90 days Total Brazil¹ Latin America² · Consolidated: the ratio remained stable in the quarter. 4.2 4.3 4.2 4.2 3.9 4.0 3.7 · Brazil1: the ratio decreased from the previous quarter driven by the 3.6 3.5 3.5 3.5 4.2 3.4 3.4 4.2 3.2 3.3 3.2 3.9 2.9 3.8 3.7 corporate segment, and very small, small and middle market 3.5 3.4 2.3 2.5 2.4 2.3 2.0 3.0 2.8 1.9 companies in Brazil. 1.8 1.7 1.8 1.6 1.5 1.5 1.5 1.0 1.0 1.8 0.9 · Latin America2: the ratio remained stable in the quarter. 1.7 0.7 1.5 1.0 0.9 0.8 0.7 0.7 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Ratio - Brazil1 (%) | over 90 days Individuals Very Small, Small and Middle Market Companies Corporate 6.3 6.0 6.0 5.8 5.8 5.6 5.4 5.2 5.1 4.9 · Individuals: the ratio decreased from the previous quarter, driven 5.9 4.6 4.7 4.5 4.5 5.7 4.4 4.5 5.6 4.4 5.6 5.3 5.1 4.9 by the lower delinquency rates in all portfolios. 4.7 4.5 4.3 3.2 4.2 2.9 3.7 2.5 2.4 3.4· Very small, small and middle-market companies: the ratio 2.8 2.6 nd decreased for the 2 consecutive quarter, reaching the lowest level 1.8 1.7 1.8 1.5 1.6 1.6 1.5 1.5 1.4 1.1 1.2 1.3 1.0 1.0 1.0 since the merger between Itaú and Unibanco, due to the better Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 quality of recent vintages.  Individuals Corporate Very Small, Small and Middle Market Companies · Corporate: the ratio decreased compared to the previous quarter, · Individuals: the ratio increased from the previous quarter, driven mainly driven by the renegotiation of overdue loans portfolio. by the increase of higher risk loan portfolios in the products mix and by the credit expansion within our risk appetite. · Very small, small and middle-market companies: the ratio th decreased for the 12 consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the better quality of recent vintages. · Corporate: the ratio decreased from the previous quarter, mainly ¹ Includes units abroad ex-Latin America.² Excludes Brazil. driven by the loans written oﬀ as losses from speciﬁc corporate clients. Itaú Unibanco Holding S.A. 15 Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · NPL ratio 90 days overdue (NPL 90) remained stable in the quarter. The lower NPL ratio of the corporate, and very small, small and middle- market segments led to a lower ratio in Brazil. · NPL ratio 15 to 90 days overdue (NPL 15-90) decreased from the previous quarter for all segments in Brazil, reaching the lowest level since the merger between Itaú and Unibanco. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 3.6 3.3 3.3 3.0 3.2 3.2 2.9 3.2 3.1 3.1 2.8 2.8 2.8 2.9 2.8 2.6 2.6 16.6 16.4 3.2 2.5 2.5 15.9 3.1 15.6 2.3 15.2 15.5 3.0 2.9 14.9 15.1 14.3 14.6 2.7 2.7 2.7 2.7 14.3 13.8 2.6 2.7 2.7 2.5 2.5 2.5 13.2 13.3 13.4 2.7 2.6 13.1 13.0 2.5 2.3 2.3 2.6 12.3 2.1 2.3 2.1 2.4 2.4 2.4 2.3 2.2 1.8 * 1.5 1.5 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Total Brazil¹ Latin America² · Nonperforming loans - 90 days - Total: the 4.2% increase from * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include the previous quarter is mainly due to the increase in nonperforming CorpBanca. loans of individuals in Brazil, driven by the increase of higher risk loan portfolios in the products mix and by the credit expansion within our · Consolidated: the ratio decreased from the previous quarter and risk appetite. previous year due to the lower delinquency rates in Brazil, reaching the lowest level since the merger between Itaú and Unibanco. NPL Ratio (%) | over 90 days · Brazil1: the ratio decreased from the previous quarter with lower delinquency rates in all segments, reaching the lowest level since the 4.8 merger between Itaú and Unibanco. 4.5 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.7· Latin America2: the ratio remained stable in the quarter. 3.5 3.5 3.5 3.4 3.4 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.1 3.1 3.0 3.2 3.0 2.9 2.9 2.9 2.8 2.9 1.6 1.5 1.3 1.4 1.5 1.4 1.4 1.4 1.2 1.3 1.4 1.2 1.2 1.2 1.1 1.1 1.1 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Ratio - Brazil1 (%) | 15 to 90 days Total Brazil¹ Latin America² · Consolidated: the ratio remained stable in the quarter. 4.2 4.3 4.2 4.2 3.9 4.0 3.7 · Brazil1: the ratio decreased from the previous quarter driven by the 3.6 3.5 3.5 3.5 4.2 3.4 3.4 4.2 3.2 3.3 3.2 3.9 2.9 3.8 3.7 corporate segment, and very small, small and middle market 3.5 3.4 2.3 2.5 2.4 2.3 2.0 3.0 2.8 1.9 companies in Brazil. 1.8 1.7 1.8 1.6 1.5 1.5 1.5 1.0 1.0 1.8 0.9 · Latin America2: the ratio remained stable in the quarter. 1.7 0.7 1.5 1.0 0.9 0.8 0.7 0.7 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Ratio - Brazil1 (%) | over 90 days Individuals Very Small, Small and Middle Market Companies Corporate 6.3 6.0 6.0 5.8 5.8 5.6 5.4 5.2 5.1 4.9 · Individuals: the ratio decreased from the previous quarter, driven 5.9 4.6 4.7 4.5 4.5 5.7 4.4 4.5 5.6 4.4 5.6 5.3 5.1 4.9 by the lower delinquency rates in all portfolios. 4.7 4.5 4.3 3.2 4.2 2.9 3.7 2.5 2.4 3.4· Very small, small and middle-market companies: the ratio 2.8 2.6 nd decreased for the 2 consecutive quarter, reaching the lowest level 1.8 1.7 1.8 1.5 1.6 1.6 1.5 1.5 1.4 1.1 1.2 1.3 1.0 1.0 1.0 since the merger between Itaú and Unibanco, due to the better Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 quality of recent vintages. Individuals Corporate Very Small, Small and Middle Market Companies · Corporate: the ratio decreased compared to the previous quarter, · Individuals: the ratio increased from the previous quarter, driven mainly driven by the renegotiation of overdue loans portfolio. by the increase of higher risk loan portfolios in the products mix and by the credit expansion within our risk appetite. · Very small, small and middle-market companies: the ratio th decreased for the 12 consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the better quality of recent vintages. · Corporate: the ratio decreased from the previous quarter, mainly ¹ Includes units abroad ex-Latin America.² Excludes Brazil. driven by the loans written oﬀ as losses from speciﬁc corporate clients. Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis Income Statement Analysis Coverage Ratio | 90 days NPL Creation R$ millions 246% 248% 245% 236% 235% 221% 5,287 5,042 208% 208% 208% 5,076 4,968 4,744 4,381 4,375 4,442 3,790 4,286 3,907 3,619 3,535 3,456 3,565 3,499 3,312 3,191 100% 100% 96% 95% 92% 90% 88% 87% 86% 1,149 1,152 1,038 852 669 530 547 546 427 517 702 410 395 360 231 318 149 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 -256 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Total Total (Expanded) Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 952% 932% 908% 618% 639%· Consolidated: increased from the previous period driven by the 517% 487% mix of products in portfolios with higher risk of the Retail Banking in 253% 399% 249% 247% 241% 338% Brazil, and by the rollover of Latin America clients to longer overdue 235% 227% 220% 221% 223% 241% periods. 215% 235% 221% 219% 206% 205% 207% 204% 169% 172% 172% 169% 168% 169% 166% 169% 164% Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Creation Coverage Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil 230% 128% · Consolidated: coverage ratio remained stable in the quarter. The 136% 138% 99% 130% 133% 107% 114% 98% 113% 108% 104% 104% 108% 82% increase in Wholesale Banking in Brazil was due to the NPL 90 days 102% 113% 93% 97% 79% overdue reduction in the segment. This increase was oﬀset by the 100% 93% 89% 85% 83% 79% 75% greater relevance of the Retail Banking in Brazil portfolio, which has 48% -29% -26% 34% -53% structurally lower coverage than the Wholesale portfolio. -66% -87% -119% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Loan Portfolio Write-Off R$ millions Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 5,250 4,726 4,714 4,776 4,623 4,412 4,422 4,151 4,064 1.0% 0.9% 1.0% 0.9% 1.0% 0.8% 0.8% 0.8% 0.8% Total NPL Creation coverage remained stable in the quarter. The provision for loan losses and NPL Creation increased compared to the previous quarter It is worth mentioning that the expected loss model 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 includes provisions for operations with incurred losses and for Write-Off Write-Off / Loan Portfolio (*) operations that have not incurred losses yet. (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-oﬀ decreased 11.9% when compared to the previous quarter, mainly in the Wholesale Banking segment in Brazil. The ratio of written-oﬀ operations to the average balance of loan portfolio decreased, but it remains consistent with previous years. ¹ Includes units abroad ex-Latin America. Renegotiated Loans Operations Some exposures of the corporate segment in Brazil led to the By overdue period measured at the increase in renegotiated loan operations portfolio in the quarter. renegotiation moment Consequently, the delinquency rate decreased, with no signiﬁcant R$ billions Brazil changes in the coverage ratio level. 25.7 25.2 25.4 24.7 26.0 27.9 28.4 27.6 27.3 26.9 2.2 2.5 2.1 2.3 2.3 1.8 2.0 1.8 1.8 1.3 41.4% 41.4% 40.8% 7.6 39.5% 7.3 39.2% 8.7 8.2 8.0 5.2 4.9 4.8 4.9 5.1 1.4 1.3 1.4 1.4 1.3 19.1% 17.5% 16.8% 16.8% 15.7% 9.8 9.9 9.0 9.2 8.8 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 When non-overdue When up to 30 days overdue When 31-90 days overdue Coverage Ratio (LLP/Portfolio) When over 90 days overdue When Written-off as a Loss Latin America Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16 Management Discussion & Analysis Income Statement Analysis Coverage Ratio | 90 days NPL Creation R$ millions 246% 248% 245% 236% 235% 221% 5,287 5,042 208% 208% 208% 5,076 4,968 4,744 4,381 4,375 4,442 3,790 4,286 3,907 3,619 3,535 3,456 3,565 3,499 3,312 3,191 100% 100% 96% 95% 92% 90% 88% 87% 86% 1,149 1,152 1,038 852 669 530 547 546 427 517 702 410 395 360 231 318 149 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 -256 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Total Total (Expanded) Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 952% 932% 908% 618% 639%· Consolidated: increased from the previous period driven by the 517% 487% mix of products in portfolios with higher risk of the Retail Banking in 253% 399% 249% 247% 241% 338% Brazil, and by the rollover of Latin America clients to longer overdue 235% 227% 220% 221% 223% 241% periods. 215% 235% 221% 219% 206% 205% 207% 204% 169% 172% 172% 169% 168% 169% 166% 169% 164% Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 NPL Creation Coverage Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil 230% 128% · Consolidated: coverage ratio remained stable in the quarter. The 136% 138% 99% 130% 133% 107% 114% 98% 113% 108% 104% 104% 108% 82% increase in Wholesale Banking in Brazil was due to the NPL 90 days 102% 113% 93% 97% 79% overdue reduction in the segment. This increase was oﬀset by the 100% 93% 89% 85% 83% 79% 75% greater relevance of the Retail Banking in Brazil portfolio, which has 48% -29% -26% 34% -53% structurally lower coverage than the Wholesale portfolio. -66% -87% -119% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Loan Portfolio Write-Off R$ millions Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 5,250 4,726 4,714 4,776 4,623 4,412 4,422 4,151 4,064 1.0% 0.9% 1.0% 0.9% 1.0% 0.8% 0.8% 0.8% 0.8% Total NPL Creation coverage remained stable in the quarter. The provision for loan losses and NPL Creation increased compared to the previous quarter It is worth mentioning that the expected loss model 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 includes provisions for operations with incurred losses and for Write-Off Write-Off / Loan Portfolio (*) operations that have not incurred losses yet. (*) Loan portfolio average balance for the previous two quarters. Loan portfolio write-oﬀ decreased 11.9% when compared to the previous quarter, mainly in the Wholesale Banking segment in Brazil. The ratio of written-oﬀ operations to the average balance of loan portfolio decreased, but it remains consistent with previous years. ¹ Includes units abroad ex-Latin America. Renegotiated Loans Operations Some exposures of the corporate segment in Brazil led to the By overdue period measured at the increase in renegotiated loan operations portfolio in the quarter. renegotiation moment Consequently, the delinquency rate decreased, with no signiﬁcant R$ billions Brazil changes in the coverage ratio level. 25.7 25.2 25.4 24.7 26.0 27.9 28.4 27.6 27.3 26.9 2.2 2.5 2.1 2.3 2.3 1.8 2.0 1.8 1.8 1.3 41.4% 41.4% 40.8% 7.6 39.5% 7.3 39.2% 8.7 8.2 8.0 5.2 4.9 4.8 4.9 5.1 1.4 1.3 1.4 1.4 1.3 19.1% 17.5% 16.8% 16.8% 15.7% 9.8 9.9 9.0 9.2 8.8 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 When non-overdue When up to 30 days overdue When 31-90 days overdue Coverage Ratio (LLP/Portfolio) When over 90 days overdue When Written-off as a Loss Latin America Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16

Management Discussion & Analysis Income Statement Analysis Commissions and Fees and Result from Insurance Operations1 Highlights · A 1.0% increase in the quarter driven by higher fund management fees, revenues from advisory services and brokerage. Compared to the third quarter of 2018, the 6.8% increase is driven also by advisory and brokerage services and fund management fees. · An increase of R$1,154 million in the ﬁrst nine months of 2019 due to higher revenues from advisory and brokerage services, fund management fees and credit card issuing activities. These positive eﬀects were partially oﬀset by the lower revenues from the acquiring business. D D D In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 Credit and Debit Cards 3,194 3 ,192 0.1% 3,379 -5.5% 9,666 9,963 -3.0% Card Issuance 2,262 2,228 1.5% 2,202 2.7% 6,665 6,280 6.1% Acquiring 9 32 964 -3.3% 1,177 -20.8% 3,001 3,683 -18.5% Current Account Services 1,885 1 ,827 3.2% 1,829 3.1% 5,558 5,466 1.7% Asset Management 1,375 1,270 8.3% 1,068 28.7% 3,713 3,188 16.5% Fund Management Fees 1,200 1,100 9.1% 890 34.9% 3,188 2,689 18.5% Consortia Administration Fees 176 171 2.9% 179 -1.8% 525 498 5.3% Advisory Services and Brokerage 698 611 14.1% 279 150.4% 1,683 1,018 65.3% Credit Operations and Guarantees Provided 607 661 -8.3% 606 0.1% 1,867 1,903 -1.9% Collection Services 498 489 2.0% 472 5.6% 1,454 1,413 2.9% Other 294 277 6.2% 249 18.2% 829 797 4.0% Latin America (ex-Brazil) 715 736 -2.8% 750 -4.6% 2,183 2,140 2.0% Commissions and Fees 9,267 9 ,063 2.2% 8,632 7.3% 26,951 25,887 4.1% Result from Insurance Operations¹ 1,575 1,675 -6.0% 1,521 3.6% 4,857 4,767 1.9% Total 10, 842 10,738 1.0% 10,153 6.8% 31,808 30,654 3.8% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card revenues remained stable compared to the previous quarter as the higher revenues from interchange fees were offset by decreased revenues from MDR (Merchant Discount Rates) and annuity fees. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments and the evolution of Pop Credicard contributed to the increase in the equipment base of 8.0% in the quarter and of 28.9% when compared to the same period of the previous year. Compared to the first nine months of 2018, card revenues were down 3.0% due to the lower revenues from the acquiring business related to MDR (Merchant Discount Rate), rental of machines and prepayment. These effects were partially offset by higher revenues from credit interchange and annuity fees. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,465 31.6 33.8 34.1 3Q19 3Q19 1,357 29.3 29.8 1,137 27.5 133,276 126,316 R$133.3 billion R$118.9 billion 118,877 114,055 114,594 109,250 31,988 + 5.5% (vs. 2Q19) 30,947 + 4.2% (vs. 2Q19) 28,482 42,242 39,959 38,873 + 16.3% (vs. 3Q18) + 8.8% (vs. 3Q18) 101,289 95,368 credit credit 86,111 74,095 76,636 70,376 + 6.2% (vs. 2Q19) + 3.4% (vs. 2Q19) + 17.6% (vs. 3Q18) + 8.9% (vs. 3Q18) 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 debit debit Credit Card Transactions Volume Debit Card Transactions Volume + 5.7% (vs. 2Q19) Debit Card Transactions Volume Credit Card Transactions Volume + 3.4% (vs. 2Q19) Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) + 8.7% (vs. 3Q18) + 12.3% (vs. 3Q18) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17 Management Discussion & Analysis Income Statement Analysis Commissions and Fees and Result from Insurance Operations1 Highlights · A 1.0% increase in the quarter driven by higher fund management fees, revenues from advisory services and brokerage. Compared to the third quarter of 2018, the 6.8% increase is driven also by advisory and brokerage services and fund management fees. · An increase of R$1,154 million in the ﬁrst nine months of 2019 due to higher revenues from advisory and brokerage services, fund management fees and credit card issuing activities. These positive eﬀects were partially oﬀset by the lower revenues from the acquiring business. D D D In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 Credit and Debit Cards 3,194 3 ,192 0.1% 3,379 -5.5% 9,666 9,963 -3.0% Card Issuance 2,262 2,228 1.5% 2,202 2.7% 6,665 6,280 6.1% Acquiring 9 32 964 -3.3% 1,177 -20.8% 3,001 3,683 -18.5% Current Account Services 1,885 1 ,827 3.2% 1,829 3.1% 5,558 5,466 1.7% Asset Management 1,375 1,270 8.3% 1,068 28.7% 3,713 3,188 16.5% Fund Management Fees 1,200 1,100 9.1% 890 34.9% 3,188 2,689 18.5% Consortia Administration Fees 176 171 2.9% 179 -1.8% 525 498 5.3% Advisory Services and Brokerage 698 611 14.1% 279 150.4% 1,683 1,018 65.3% Credit Operations and Guarantees Provided 607 661 -8.3% 606 0.1% 1,867 1,903 -1.9% Collection Services 498 489 2.0% 472 5.6% 1,454 1,413 2.9% Other 294 277 6.2% 249 18.2% 829 797 4.0% Latin America (ex-Brazil) 715 736 -2.8% 750 -4.6% 2,183 2,140 2.0% Commissions and Fees 9,267 9 ,063 2.2% 8,632 7.3% 26,951 25,887 4.1% Result from Insurance Operations¹ 1,575 1,675 -6.0% 1,521 3.6% 4,857 4,767 1.9% Total 10, 842 10,738 1.0% 10,153 6.8% 31,808 30,654 3.8% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card revenues remained stable compared to the previous quarter as the higher revenues from interchange fees were offset by decreased revenues from MDR (Merchant Discount Rates) and annuity fees. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments and the evolution of Pop Credicard contributed to the increase in the equipment base of 8.0% in the quarter and of 28.9% when compared to the same period of the previous year. Compared to the first nine months of 2018, card revenues were down 3.0% due to the lower revenues from the acquiring business related to MDR (Merchant Discount Rate), rental of machines and prepayment. These effects were partially offset by higher revenues from credit interchange and annuity fees. Acquiring Activities Card Issuance Activities R$ millions R$ millions Transaction Volume Transaction Volume 1,465 31.6 33.8 34.1 3Q19 3Q19 1,357 29.3 29.8 1,137 27.5 133,276 126,316 R$133.3 billion R$118.9 billion 118,877 114,055 114,594 109,250 31,988 + 5.5% (vs. 2Q19) 30,947 + 4.2% (vs. 2Q19) 28,482 42,242 39,959 38,873 + 16.3% (vs. 3Q18) + 8.8% (vs. 3Q18) 101,289 95,368 credit credit 86,111 74,095 76,636 70,376 + 6.2% (vs. 2Q19) + 3.4% (vs. 2Q19) + 17.6% (vs. 3Q18) + 8.9% (vs. 3Q18) 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 debit debit Credit Card Transactions Volume Debit Card Transactions Volume + 5.7% (vs. 2Q19) Debit Card Transactions Volume Credit Card Transactions Volume + 3.4% (vs. 2Q19) Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) + 8.7% (vs. 3Q18) + 12.3% (vs. 3Q18) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

Revenues from current account services were up 3.2% from the previous quarter driven mainly by higher number of current-account holders.

Compared to the first nine months of 2018, these revenues increased by 1.7% driven by the positive effect of the 9% increase in the number of current-account holders which was partially offset by the higher exemptions in current account types.

New Accounts
Individuals accounts (in thousands)


1,010
1,108
1,088
53
165
276
3Q17
3Q18
3Q19
Abreconta App
Brick and Mortar Branches

Asset Management

- **Fund Management**

Fund management fees were higher by R$100 million in the quarter driven by the 9.7% increase in assets under administration. The positive effect driven by the higher number of business days in the quarter was offset by the lower revenues from the performance fees.

Compared to the first nine months 2018, fund management fees grew 18.5% driven by a 20.8% increase in assets under administration. We highlight the 50.7% growth in the balance of funds distributed through our open investment platform initiative.

Managed Portfolio and Investment Funds


R$ billions
+20.8%
+9.7%
1,068
114
954
1,107
125
983
1,135
142
993
1,176
155
1,021
1,290
172
1,118
3Q18
4Q18
1Q19
2Q19
3Q19
Total Balance (ex- Open Platform)
Open Platform

Note: Does not include Latin America (ex-Brazil).

- **Consortia Administration Fees**

Consortia administration fees increased by 2.9% in the quarter, driven by the 4.1% increase in installments receivable.

Compared to the nine months of 2018, consortia administration fees grew by 5.3% due to the higher volume. Installments receivable totaled R$12.3 billion at the end of September 2019, increasing by 5.8% from September 2018.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided decreased by 8.3% from the previous quarter, driven by the lower volume of financial guarantees provided and the lower use of advances to deposit account holders.

Compared to the first nine months of 2018, these revenues were down by 1.9% driven by the lower volume of financial guarantees provided, which was partially offset by the higher revenues from loan operations.

Collection Services

Revenues from collection services increased by 2.0% compared to the previous quarter, due to the higher volume, pricing, increased offer and expansion of collection services.

Compared to the first nine months of 2018, these revenues grew by 2.9% driven by higher volume and pricing from payment of taxes and contributions.

Advisory Services and Brokerage

Higher capital market activity, which reflected both in investment banking and brokerage operations, led to the R$86 million increase in the quarter and 65.3% growth when compared to the first nine months of 2018.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$30.3 billion up to September 2019, maintaining the leadership position in the ANBIMA(Brazilian Financial and Capital Markets Association) ranking.

Equities: we undertook 16 offerings in South America in the first nine months of 2019, which totaled US$2.0 billion, maintaining the leadership position in the Dealogic ranking.

Mergers and Acquisitions: in the first nine months of 2019, we provided financial advisory on 28 transactions in South America, totaling US$11.6 billion in the Dealogic ranking.

Itaú Unibanco Holding S.A.
18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- Decrease in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the liability adequacy test carried out in the previous quarter and by the reductions in managerial financial margin and earnings of affiliates.
- Compared to the first nine months of 2018, the increase in premiums earned and earnings of affiliates were partially offset by the liability adequacy test and lower managerial financial margin.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M18	Δ
Earned Premiums	1,105	1,075	2.9%	1,025	7.8%	3,232	3,011	7.4%
Revenues from Pension Plan	57	117	-51.6%	70	-18.4%	231	350	-33.8%
Revenues from Premium Bonds	113	107	5.7%	105	7.9%	322	336	-4.2%
Managerial Financial Margin	(41)	(0)	-	15	-	52	212	-75.5%
Commissions and Fees	556	515	7.9%	518	7.2%	1,561	1,523	2.5%
Earnings of Affiliates	129	164	-21.0%	126	3.1%	417	324	28.4%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,920**	**1,978**	**-3.0%**	**1,858**	**3.3%**	**5,815**	**5,756**	**1.0%**
Retained Claims	(338)	(297)	13.9%	(320)	5.9%	(935)	(934)	0.1%
Insurance Selling Expenses	(6)	(6)	6.7%	(18)	-67.4%	(23)	(55)	-57.6%
Result from Insurance, Pension Plan and Premium Bonds	**1,575**	**1,675**	**-6.0%**	**1,521**	**3.6%**	**4,857**	**4,767**	**1.9%**
Recurring Net Income	**627**	**680**	**-7.8%**	**591**	**6.2%**	**1,968**	**1,910**	**3.0%**
Insurance Combined Ratio	**64.7%**	**61.5%**	**320 bps**	**63.9%**	**80 bps**	**63.8%**	**63.5%**	**30 bps**

The decrease in the result from insurance, pension plan and premium bonds operations in the quarter was driven by: **(i)** the pension plan liability adequacy test carried out in the previous quarter; **(ii)** the decrease in the managerial financial margin due to the lower return on assets; **(iii)** the decrease in the earnings of affiliates in IRB and Porto Seguro; and **(iv)** the increase in the life insurance retained claims. These effects were partially offset by the increase in earned premiums both for life and credit-related insurance policies, and in commissions and fees.

Compared to the first nine months of 2018, the 1.9% increase in the result from insurance, pension plan and premium bonds operations was due to higher earned premiums in credit life, protected card, life and personal accidents insurance policies. Additionally, earnings of affiliates posted an increase. On the other hand, the liability adequacy test and the managerial financial margin were lower in the period.

Earned Premiums Breakdown


R$ millions
1,025
1,045
1,052
1,075
1,105
11.6%
10.7%
10.4%
9.2%
9.3%
15.7%
16.2%
16.7%
17.3%
17.6%
14.5%
14.7%
15.1%
15.5%
15.6%
47.3%
47.2%
46.8%
47.0%
46.7%
3Q18
4Q18
1Q19
2Q19
3Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Retained Claims Breakdown


R$ millions
29.4%
26.7%
27.7%
26.4%
28.9%
320
294
299
297
338
34.5%
32.6%
29.2%
26.1%
24.5%
5.6%
4.9%
10.0%
9.1%
10.1%
10.6%
9.7%
13.2%
13.4%
14.2%
13.2%
41.9%
39.6%
41.3%
43.8%
46.4%
3Q18
4Q18
1Q19
2Q19
3Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other
Insurance Claims/Earned Premiums

Technical Provisions


R$ billions
177.5
183.7
188.8
191.8
196.7
203.4
207.3
211.9
216.1
3.3
3.3
3.3
3.3
3.4
3.4
3.5
3.5
3.5
130.2
133.9
138.1
140.4
144.0
149.0
151.6
154.8
158.1
33.9
36.9
37.7
38.1
39.2
40.6
41.7
42.8
43.5
6.6
6.5
6.6
6.6
6.8
7.0
7.0
7.2
7.3
3.6
3.2
3.1
3.3
3.4
3.4
3.5
3.6
3.6
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Insurance + 8.4% (vs. 3Q18)
Premiums Bonds + 4.1% (vs. 3Q18)
Traditional + 6.7% (vs. 3Q18)
PGBL + 11.0% (vs. 3Q18)
VGBL + 9.8% (vs. 3Q18)

Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- The continuous technology investment allowed some cost efficiency actions, such as brick and mortar branches closures and the voluntary severance program, that led to the 1.0% increase in non-interest expenses from the previous quarter, even with the impact of the collective wage agreement.
- Compared to the nine first months of 2018, non-interest expenses increased 2.8%, lower than the inflation rate in the period (2.9% - IPCA). This increase was driven by higher personnel expenses, related to the collective wage agreement, higher volume of employee terminations, and higher administrative expenses, mainly with third-party services and data processing.

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M18	Δ
Personnel Expenses	**(5,634)**	**(5,545)**	**1.6%**	**(5,405)**	**4.2%**	**(16,480)**	**(15,682)**	**5.1%**
Compensation, Charges and Social Benefits	(3,592)	(3,517)	2.1%	(3,643)	-1.4%	(10,688)	(10,588)	1.0%
Management and Employees' Profit Sharing [1]	(1,395)	(1,260)	10.7%	(1,214)	14.9%	(3,919)	(3,431)	14.2%
Employee Terminations and Labor Claims	(616)	(733)	-15.9%	(493)	24.9%	(1,761)	(1,509)	16.7%
Training	(31)	(36)	-11.8%	(55)	-43.4%	(112)	(154)	-27.6%
Administrative Expenses	**(4,169)**	**(4,234)**	**-1.5%**	**(4,173)**	**-0.1%**	**(12,516)**	**(12,206)**	**2.5%**
Third-Party Services	(1,075)	(1,071)	0.4%	(1,018)	5.6%	(3,153)	(2,953)	6.8%
Data Processing and Telecommunications	(952)	(971)	-1.9%	(916)	3.9%	(2,880)	(2,670)	7.9%
Facilities and Materials	(726)	(760)	-4.4%	(748)	-2.9%	(2,224)	(2,216)	0.4%
Depreciation and Amortization	(556)	(544)	2.1%	(502)	10.7%	(1,634)	(1,576)	3.7%
Advertising, Promotions and Publications	(274)	(312)	-12.4%	(376)	-27.3%	(846)	(981)	-13.7%
Security	(167)	(171)	-2.2%	(166)	0.5%	(513)	(508)	1.0%
Financial System Services	(137)	(131)	4.5%	(139)	-1.0%	(419)	(430)	-2.5%
Transportation and Travel	(133)	(148)	-9.7%	(133)	0.6%	(407)	(380)	7.1%
Other	(147)	(126)	17.0%	(174)	-15.5%	(438)	(492)	-11.0%
Operating Expenses	**(1,300)**	**(1,179)**	**10.3%**	**(1,264)**	**2.8%**	**(3,560)**	**(3,662)**	**-2.8%**
Selling - Credit Cards	(627)	(644)	-2.5%	(568)	10.4%	(1,886)	(1,668)	13.1%
Contingencies and Other	(567)	(437)	29.7%	(606)	-6.3%	(1,369)	(1,752)	-21.8%
Claims	(105)	(98)	8.0%	(90)	16.5%	(305)	(242)	26.1%
Other Tax Expenses [2]	**(84)**	**(95)**	**-11.7%**	**(82)**	**1.9%**	**(263)**	**(239)**	**10.0%**
Latin America (ex-Brazil) [3]	**(1,610)**	**(1,616)**	**-0.4%**	**(1,721)**	**-6.4%**	**(4,796)**	**(4,795)**	**0.0%**
Total	**(12,796)**	**(12,669)**	**1.0%**	**(12,646)**	**1.2%**	**(37,615)**	**(36,583)**	**2.8%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

The brick and mortar branches closures in the previous quarter, the voluntary severance program impact in the number of employees in the quarter and the reduction in administrative expenses, especially related to marketing campaigns and facilities, absorbed much of the collective wage agreement effects in non-interest expenses in the quarter. The sum of these effects led to the increase of only 1.0% of total expenses in the quarter.

Compared to the first nine months of 2018, the 2.8% increase was driven by: **(i)** higher personnel expenses, driven by the impact of the collective wage agreement, the tariff adjustment carried out by healthcare plan operators, the increase in the number of employee terminations and labor claims, and the advances on profit sharing as a result of retirements and terminations; and **(ii)** higher administrative expenses mainly on third-party services and data processing, partially offset by lower expenses on marketing campaigns. Compared to the same period of the previous year, the increase in non-interest expenses was lower than the inflation rate in the period (2.9% - IPCA).

Number of Employees - in thousands



100.8
13.1
0.6
87.1
100.3
13.0
0.6
86.8
99.7
12.9
0.5
86.2
98.4
12.7
0.5
85.2
96.8
12.7
0.5
83.5
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Brazil
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

96.8 thousand
employees at the end of the 3Q19

▼ **- 1.7%** (3Q19/2Q19)
▼ **- 4.0%** (3Q19/3Q18)

Committed to speed up our digital transformation process, we hired more personnel for the technology area. Nevertheless, the number of employees decreased in the last 12 months as a result of the voluntary severance program and the closing of brick and mortar branches.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).


63.3
65.7
60.8
61.0
61.3
61.7
60.9
60.9
61.4
47.3
49.2
45.9
47.1
48.8
48.7
46.3
46.2
45.5
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
47.5
61.2
46.6
61.2
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Efficiency Ratio:

- 12-month period: decrease of 110 basis points from the same period of the previous year. Our non-interest expenses increased 2.3%, whereas inflation for the period was 2.9% (IPCA). Additionally, our revenues increased 4.7%.

Risk-Adjusted Efficiency Ratio:

- 12-month period: decrease of 100 basis points from the same period of the previous year. The increase in revenues more than offset the increase in expenses and cost of credit.

Branches Efficiency Ratio (%):


70.0
70.5
74.8
69.5
68.9
63.3
26.3
26.5
26.5
26.6
27.5
25.6
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Brick and Mortar Branches
Digital Branches

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs of Banco24Horas increased by 3.3% from the same period of the previous year, driven by the agreement with Tecban establishing the replacement of our external ATMs network.


47,887
48,476
47,953
47,505
47,518
3
22,431
23,049
22,605
23,053
23,173
1,175
1,175
1,169
1,167
1,162
598
592
589
584
585
23,680
23,660
23,590
22,701
22,598
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Brazil
ESB
Latin America
Banco24Horas
Third Party Locations

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and the higher demand for services through digital channels led to the annual decrease of 5.7% in physical branches in Brazil. In Latin America, we launched two digital branches in the year, one in Paraguay and one in Uruguay.


4,917
4,940
4,934
4,722
4,704
173
195
195
196
196
3,531
3,530
3,527
3,332
3,330
700
703
691
686
675
513
512
521
508
503
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil (i)
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
109	314	298	2,835	631

(*) In September 2019. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet
Itaú

Balance Sheet

Highlights

- Increase of 3.6% in total assets in the quarter and of 7.8% in 12 months, led by a 4.2% increase in loan portfolio and a 7.8% increase in securities and derivatives.
- Annual growth of 8.0% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures.

Assets

In R$ millions, end of period	3Q19	2Q19	Δ	3Q18	Δ
Current and Long-term Assets	**1,703,925**	**1,644,066**	**3.6%**	**1,578,127**	**8.0%**
Cash	27,721	33,242	-16.6%	29,467	-5.9%
Interbank Investments	274,139	284,781	-3.7%	320,965	-14.6%
Securities and Derivative Financial Instruments	510,656	473,608	7.8%	428,260	19.2%
Interbank and Interbranch Accounts	131,052	134,741	-2.7%	125,987	4.0%
Loan, Lease and Other Loan Operations	576,020	552,909	4.2%	530,520	8.6%
(Allowance for Loan Losses)	(33,467)	(31,952)	4.7%	(34,227)	-2.2%
Other Assets	217,805	196,738	10.7%	177,155	22.9%
Permanent Assets	**34,414**	**34,312**	**0.3%**	**35,034**	**-1.8%**
Total Assets	**1,738,339**	**1,678,378**	**3.6%**	**1,613,162**	**7.8%**

Liabilities

In R$ millions, end of period	3Q19	2Q19	Δ	3Q18	Δ
Current and Long-Term Liabilities	**1,597,176**	**1,537,520**	**3.9%**	**1,471,863**	**8.5%**
Deposits	490,838	463,259	6.0%	454,552	8.0%
Deposits Received under Securities Repurchase Agreements	296,503	316,543	-6.3%	314,575	-5.7%
Fund from Acceptances and Issue of Securities	130,883	125,336	4.4%	118,684	10.3%
Interbank and Interbranch Accounts	60,317	55,243	9.2%	49,129	22.8%
Borrowings and Onlendings	77,770	72,788	6.8%	67,258	15.6%
Derivative Financial Instruments	47,441	35,655	33.1%	31,827	49.1%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	216,060	211,905	2.0%	196,748	9.8%
Other Liabilities	277,364	256,790	8.0%	239,090	16.0%
Deferred Income	**2,632**	**2,606**	**1.0%**	**2,603**	**1.1%**
Minority Interest in Subsidiaries	**12,812**	**12,515**	**2.4%**	**13,661**	**-6.2%**
Stockholders' Equity	**125,719**	**125,737**	**0.0%**	**125,035**	**0.5%**
Total Liabilities and Equity	**1,738,339**	**1,678,378**	**3.6%**	**1,613,162**	**7.8%**

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

In R$ millions, end of period	3Q19	2Q19	Δ
Investments Abroad	79,911	73,937	8.1%
Net Foreign Exchange Position (Except Investments Abroad)	(134,589)	(124,037)	8.5%
Total	**(54,678)**	**(50,101)**	**9.1%**
Total in US$	**(13,130)**	**(13,074)**	**0.4%**

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights · The loan portfolio of individuals grew 3.4% in the quarter, boosted by credit card, personal and vehicle loans. · The companies portfolio in Brazil grew 6.3% in the quarter, due to a greater demand from credit from very small, small and middle-market clients. Credit Portfolio by Product In R$ billions, end of period 3Q19 2Q19 D 3Q18 D (1) Individuals - Brazil 229.0 221.5 3.4% 199.1 15.0% Credit Card Loans 83.3 79.3 5.1% 68.7 21.4% Personal Loans 33.4 31.9 4.7% 27.9 19.8% (2) Payroll Loans 49.3 49.1 0.5% 46.0 7.4% Vehicle Loans 18.0 17.2 4.5% 15.2 18.0% Mortgage Loans 44.8 44.0 2.0% 41.2 8.7% Rural Loans 0.1 0.1 -1.1% 0.1 -18.4% (1) Companies - Brazil 188.1 177.0 6.3% 171.2 9.9% (3) Working Capital 103.7 96.3 7.7% 87.6 18.4% BNDES/Onlending 12.2 13.6 -10.1% 18.0 -32.0% Export / Import Financing 49.7 44.9 10.5% 46.1 7.8% Vehicle Loans 7.3 6.0 20.9% 3.6 104.4% Mortgage Loans 4.9 5.3 -6.5% 6.7 -26.6% Rural Loans 10.3 10.9 -5.6% 9.3 10.9% (4) Latin America 158.9 154.3 3.0% 160.2 -0.8% Total without Financial Guarantees Provided 576.0 552.9 4.2% 530.5 8.6% Financial Guarantees Provided 65.7 64.7 1.6% 69.6 -5.6% Total with Financial Guarantees Provided 641.7 617.6 3.9% 600.1 6.9% (5) Corporate Securities 47.3 42.2 12.1% 36.3 30.1% Total Risk 689.0 659.7 4.4% 636.4 8.3% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certiﬁcates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio by Business Sector With Financial Guarantees Provided As of September 30, 2019 3Q19 2Q19 In R$ billions, end of period D Only 15.4% of the credit risk is concentrated on the 100 largest debtors. Public Sector 2.2 2.3 -5.2% Private Sector 346 .3 331.8 4.4% % of total % of total * Risk Real Estate 22.8 22.1 3.4% In R$ billions credits Assets Food and beverage 20.3 20.6 -1.6% Largest Debtor 5.7 0.9 0.3 10 Largest Debtors 29.1 4.5 1.7 Transportation 19.3 17.7 9.2% 20 Largest Debtors 44.3 6.9 2 .5 Agribusiness and fertilizers 18.8 18.6 1.2% 50 Largest Debtors 72.2 11.2 4.2 Energy and water treatment 15.8 15.8 -0.3% 100 Largest Debtors 99.1 15.4 5 .7 Vehicles and auto parts 15.1 14.8 1.7% (*) Including ﬁnancial guarantees provided Banks and other financial institutions 14.2 12.3 15.4% Infrastructure work 12.3 11.8 4.4% Credit Portfolio without Financial Petrochemical and chemical 12.1 11.1 9.1% Guarantees Provided by Vintage Steel and metallurgy 9.6 9.6 -0.2% In R$ billions Telecommunications 9.1 9.1 -0.2% Mining 8.8 8.9 -1.0% 553 576 531 Pharmaceutical and cosmetics 8.2 8.0 3.5% Electronic and IT 7.3 6.7 9.0% 34.8% 34.3% 38.8% Capital Assets 6.9 6.7 4.1% Oil and gas 6.8 6.8 -0.7% 5.1% 4.5% 4.5% 6.4% 6.4% Construction Material 6.5 6.0 8.6% 6.4% 7.1% 8.0% 7.6% Entertainment and tourism 5.8 5.5 4.2% 12.2% 10.0% 11.1% Sugar and Alcohol 5.1 5.6 -9.5% Services - Other 44.3 43.0 3.1% 35.7% 35.5% 31.5% Commerce - Other 23.1 20.5 12.6% Industry - Other 10.3 9.6 7.6% 3Q18 2Q19 3Q19 Other 43.8 41.0 6.7% Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 Total 348.5 334.1 4.3% Itaú Unibanco Holding S.A. 23 Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights · The loan portfolio of individuals grew 3.4% in the quarter, boosted by credit card, personal and vehicle loans. · The companies portfolio in Brazil grew 6.3% in the quarter, due to a greater demand from credit from very small, small and middle-market clients. Credit Portfolio by Product In R$ billions, end of period 3Q19 2Q19 D 3Q18 D (1) Individuals - Brazil 229.0 221.5 3.4% 199.1 15.0% Credit Card Loans 83.3 79.3 5.1% 68.7 21.4% Personal Loans 33.4 31.9 4.7% 27.9 19.8% (2) Payroll Loans 49.3 49.1 0.5% 46.0 7.4% Vehicle Loans 18.0 17.2 4.5% 15.2 18.0% Mortgage Loans 44.8 44.0 2.0% 41.2 8.7% Rural Loans 0.1 0.1 -1.1% 0.1 -18.4% (1) Companies - Brazil 188.1 177.0 6.3% 171.2 9.9% (3) Working Capital 103.7 96.3 7.7% 87.6 18.4% BNDES/Onlending 12.2 13.6 -10.1% 18.0 -32.0% Export / Import Financing 49.7 44.9 10.5% 46.1 7.8% Vehicle Loans 7.3 6.0 20.9% 3.6 104.4% Mortgage Loans 4.9 5.3 -6.5% 6.7 -26.6% Rural Loans 10.3 10.9 -5.6% 9.3 10.9% (4) Latin America 158.9 154.3 3.0% 160.2 -0.8% Total without Financial Guarantees Provided 576.0 552.9 4.2% 530.5 8.6% Financial Guarantees Provided 65.7 64.7 1.6% 69.6 -5.6% Total with Financial Guarantees Provided 641.7 617.6 3.9% 600.1 6.9% (5) Corporate Securities 47.3 42.2 12.1% 36.3 30.1% Total Risk 689.0 659.7 4.4% 636.4 8.3% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certiﬁcates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio by Business Sector With Financial Guarantees Provided As of September 30, 2019 3Q19 2Q19 In R$ billions, end of period D Only 15.4% of the credit risk is concentrated on the 100 largest debtors. Public Sector 2.2 2.3 -5.2% Private Sector 346 .3 331.8 4.4% % of total % of total * Risk Real Estate 22.8 22.1 3.4% In R$ billions credits Assets Food and beverage 20.3 20.6 -1.6% Largest Debtor 5.7 0.9 0.3 10 Largest Debtors 29.1 4.5 1.7 Transportation 19.3 17.7 9.2% 20 Largest Debtors 44.3 6.9 2 .5 Agribusiness and fertilizers 18.8 18.6 1.2% 50 Largest Debtors 72.2 11.2 4.2 Energy and water treatment 15.8 15.8 -0.3% 100 Largest Debtors 99.1 15.4 5 .7 Vehicles and auto parts 15.1 14.8 1.7% (*) Including ﬁnancial guarantees provided Banks and other financial institutions 14.2 12.3 15.4% Infrastructure work 12.3 11.8 4.4% Credit Portfolio without Financial Petrochemical and chemical 12.1 11.1 9.1% Guarantees Provided by Vintage Steel and metallurgy 9.6 9.6 -0.2% In R$ billions Telecommunications 9.1 9.1 -0.2% Mining 8.8 8.9 -1.0% 553 576 531 Pharmaceutical and cosmetics 8.2 8.0 3.5% Electronic and IT 7.3 6.7 9.0% 34.8% 34.3% 38.8% Capital Assets 6.9 6.7 4.1% Oil and gas 6.8 6.8 -0.7% 5.1% 4.5% 4.5% 6.4% 6.4% Construction Material 6.5 6.0 8.6% 6.4% 7.1% 8.0% 7.6% Entertainment and tourism 5.8 5.5 4.2% 12.2% 10.0% 11.1% Sugar and Alcohol 5.1 5.6 -9.5% Services - Other 44.3 43.0 3.1% 35.7% 35.5% 31.5% Commerce - Other 23.1 20.5 12.6% Industry - Other 10.3 9.6 7.6% 3Q18 2Q19 3Q19 Other 43.8 41.0 6.7% Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 Total 348.5 334.1 4.3% Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals


Sep-19
7.9%
36.4%
14.6%
19.6%
21.6%
Sep-14
17.6%
30.5%
15.8%
15.5%
20.5%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix - Companies


Sep-19
42.7%
57.3%
Sep-14
33.6%
66.4%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$49.3 billion as of September 30, 2019

▲ + 0.5% (vs. Jun-19) ▲ + 7.4% (vs. Sep-18)

The payroll loans portfolio for INSS pensioners grew 9.8% compared to the same period of the previous year.

Portfolio 3Q19


By origination
(%)
43%
57%
Branches
Itaú Consignado S.A.
By Sector
(R$ billions)
6.2
4.2
39.0
INSS
Public Sector
Private Sector

Mortgage loans[2]

R$49.8 billion as of September 30, 2019

▲ + 1.1% (vs. Jun-19) ▲ + 3.8% (vs. Sep-18)

90% of the mortgage portfolio is Individuals

99.9% guaranteed by fiduciary alienation

Originations in 3Q19

78.1% of total credit mortgage is done by borrowers

R$4.2 billion ▲ + 21.5% (vs. 3Q18)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
60.6%	38.8%

Corporate

R$107.8 billion as of September 30, 2019

▲ + 5.6% (vs. Jun-19) ▲ + 1.3% (vs. Sep-18)

In the third quarter the large companies portfolio decreased 5.6%.

The origination[3] of credit grew 25% when compared to the same period of the previous year, in operations with short maturities.

Credit Cards

R$83.3 billion as of September 30, 2019

▲ + 5.1% (vs. Jun-19) ▲ + 21.4% (vs. Sep-18)


8.7%
8.5%
82.8%
9.4%
9.7%
80.9%
9.9%
9.6%
80.5%
Sep-18
Jun-19
Sep-19
Revolving Credit + Overdue Loans[1]
Installment with Interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing

R$18.0 billion as of September 30, 2019

▲ + 4.5% (vs. Jun-19) ▲ + 18.0% (vs. Sep-18)

Originations in 3Q19

R$3.2 billion ▲ + 15.9% (vs. 3Q18)

Average Term	% Average Down Payment	Average Ticket
43 months	38%	R$35.8 thousand

Loan-to-Value

Vintage (quarterly average)	Portfolio
58.1%	59.4%

Very Small, Small and Middle Market

R$80.4 billion as of September 30, 2019

▲ + 7.1% (vs. Jun-19) ▲ + 23.9% (vs. Sep-18)

In the third quarter of 2019, the origination[3] of credits for very small, small and middle-market companies increased 34% from the previous year.

[1] Without financial guarantees provided. [2] Includes Individuals and Companies. [3] Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis Balance Sheet Funding Highlights · Compared to the second quarter of 2019, the 6.6% growth in time deposits is partially related to the migration of funds from debentures linked to repurchase agreements. · Savings deposits increased 12.1% in the quarter and 9.9% when compared to the same period of the previous year. In R$ millions, end of period 3Q19 2Q19D 3Q18D Demand Deposits 82,245 73,352 12.1% 74,817 9.9% Savings Deposits 140,122 137,568 1.9% 132,374 5.9% Time Deposits 267,029 250,521 6.6% 244,247 9.3% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 6,492 1 0,426 -37.7% 29,472 -78.0% (1) Funds from Bills and Structured Operations Certificates 85,440 7 8,824 8.4% 74,358 14.9% 581,328 550,691 5.6% 555,267 4.7% Funding from Clients (A) Onlending 13,246 1 4,615 -9.4% 19,017 -30.3% Borrowings 64,524 58,174 10.9% 48,240 33.8% Funds from Acceptance and Issuance of Securities 45,443 4 6,513 -2.3% 44,327 2.5% (2) Other 32,209 29,463 9.3% 30,087 7.1% 736,750 699,455 5.3% 696,938 5.7% Gross Funds raised Portfolio Managed and Investment Fund (B) 1,144,597 1,045,172 9.5% 979,333 16.9% Open Platform (C) 187,134 169,536 10.4% 125,397 49.2% Investment Fund 172,037 155,111 10.9% 114,153 50.7% (3) Other 15,097 14,425 4.7% 11,243 34.3% 2,068,481 1,914,163 8.1% 1,801,668 14.8% Total Funds and Assets Under Administration Funds from Clients (A) + (B) + (C) 1,913,058 1,765,399 8.4% 1,659,997 15.2% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and Funding The ratio between the loan portfolio and the funds raised net from reserve required by Brazilian Central Bank and cash reached 93.3% in the third quarter of 2019. 96.4% 96.0% 96.9% 94.6% 91.7% 91.8% 93.3% 79.0% 77.8% 77.5% 78.6% 78.2% 74.5% 76.1% In R$ Billions 737 697 699 691 687 667 665 618 578 576 571 566 553 553 548 540 544 532 531 519 495 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Gross Funds raised Funds raised Net from Reserve Required by Brazilian Central Bank and Cash Loan portfolio Loan Portfolio / Gross Funds raised Loan Portfolio / Funds raised Net from Reserve Required by Brazilian Central Bank and Cash 25 Itaú Itaú U Un nib iban anc co o H Ho old lding ing S. S.A. A. Management Discussion & Analysis Balance Sheet Funding Highlights · Compared to the second quarter of 2019, the 6.6% growth in time deposits is partially related to the migration of funds from debentures linked to repurchase agreements. · Savings deposits increased 12.1% in the quarter and 9.9% when compared to the same period of the previous year. In R$ millions, end of period 3Q19 2Q19D 3Q18D Demand Deposits 82,245 73,352 12.1% 74,817 9.9% Savings Deposits 140,122 137,568 1.9% 132,374 5.9% Time Deposits 267,029 250,521 6.6% 244,247 9.3% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 6,492 1 0,426 -37.7% 29,472 -78.0% (1) Funds from Bills and Structured Operations Certificates 85,440 7 8,824 8.4% 74,358 14.9% 581,328 550,691 5.6% 555,267 4.7% Funding from Clients (A) Onlending 13,246 1 4,615 -9.4% 19,017 -30.3% Borrowings 64,524 58,174 10.9% 48,240 33.8% Funds from Acceptance and Issuance of Securities 45,443 4 6,513 -2.3% 44,327 2.5% (2) Other 32,209 29,463 9.3% 30,087 7.1% 736,750 699,455 5.3% 696,938 5.7% Gross Funds raised Portfolio Managed and Investment Fund (B) 1,144,597 1,045,172 9.5% 979,333 16.9% Open Platform (C) 187,134 169,536 10.4% 125,397 49.2% Investment Fund 172,037 155,111 10.9% 114,153 50.7% (3) Other 15,097 14,425 4.7% 11,243 34.3% 2,068,481 1,914,163 8.1% 1,801,668 14.8% Total Funds and Assets Under Administration Funds from Clients (A) + (B) + (C) 1,913,058 1,765,399 8.4% 1,659,997 15.2% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and Funding The ratio between the loan portfolio and the funds raised net from reserve required by Brazilian Central Bank and cash reached 93.3% in the third quarter of 2019. 96.4% 96.0% 96.9% 94.6% 91.7% 91.8% 93.3% 79.0% 77.8% 77.5% 78.6% 78.2% 74.5% 76.1% In R$ Billions 737 697 699 691 687 667 665 618 578 576 571 566 553 553 548 540 544 532 531 519 495 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Gross Funds raised Funds raised Net from Reserve Required by Brazilian Central Bank and Cash Loan portfolio Loan Portfolio / Gross Funds raised Loan Portfolio / Funds raised Net from Reserve Required by Brazilian Central Bank and Cash 25 Itaú Itaú U Un nib iban anc co o H Ho old lding ing S. S.A. A.

Management Discussion & Analysis | Capital and Risk

Itaú

Capital, Liquidity and Market ratios

Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. The Board of Directors established that the minimum level for the Company's Tier I capital must be 13.5% in order to maintain proper capital levels in normal situations and to absorb shocks in stress scenarios.

Tier I Capital Ratio

On September 30, 2019, our Tier I Capital reached 14.1%, consisting of 12.8% Common Equity Tier I and 1.3% Additional Tier I.


14.9%
1.3%
13.6%
0.7%
-0.7%
-0.2%
-0.6%
14.1%
1.3%
12.8%
Tier I Jun-19
3Q19 net income and other equity changes
Additional dividends and IOC
Prudential Adjustments
RWA
Tier I Sep-19
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Capital Ratios

Main changes in the quarter:

Referential Equity: Decrease of 1.1% mainly driven by additional dividends and interest on capital.

RWA: Increase of R$40,511 million mainly due to the increase in the credit portfolio and the impact of foreign exchange variation on assets.

BIS ratio: Decrease of 90 basis points driven by the additional dividends and interest on capital, and by the increase in credit risk-weighted assets (RWA_{CPAD}).

In R$ millions, end of period	3Q19	2Q19
Core Capital	113,235	115,498
Tier I (Core Capital + Additional Capital)	124,856	126,373
Referential Equity (Tier I and Tier II)	136,755	138,267
Total Risk-weighted Exposure (RWA)	887,513	847,001
Credit Risk-weighted Assets (RWA_{CPAD})	759,358	724,300
Operational Risk-weighted Assets (RWA_{OPAD})	81,568	81,341
Market Risk-weighted Assets (RWA_{MINT})	46,587	41,360
Core Capital Ratio	12.8%	13.6%
Tier I Ratio	14.1%	14.9%
BIS (Referential Equity / Total Risk-weighted Exposure)	15.4%	16.3%

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

In R$ millions	3Q19	2Q19
HQLA	152,914	157,474
Potential Cash Outflows	100,642	94,194
LCR (%)	151.9%	167.2%

Net Stable Funding Ratio (NSFR)

In R$ millions	3Q19	2Q19
Available Stable Funding	699,997	684,689
Required Stable Funding	595,943	565,158
NSFR (%)	117.5%	121.1%

For 2019, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1,2]

This is one of the main market risk indicators and a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	3Q19[2]	2Q19[2]
VaR by Risk Factor		
Brazilian Interest Rates	682.0	813.7
Currency	29.3	12.3
Shares of Stock Exchange	13.5	26.4
Commodities	1.5	1.7
Diversification Effect	(505.9)	(524.2)
Total VaR	220.4	329.9
Maximum VaR in the quarter	398.3	413.9
Average VaR in the quarter	305.6	350.2
Minimum VaR in the quarter	208.7	297.8

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.
(2) The VaR by risk factors includes foreign companies.

Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A.

26

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Retail Banking

Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies.

Highlights

- The 5.2% increase in the financial margin with clients in the quarter was partially offset by the increase in the provision for loan losses and higher non-interest expenses.
- Compared to the third quarter of 2018, the increase in financial margin with clients in the quarter more than offset the increase in provision for loan losses and higher non-interest expenses.

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ
Operating Revenues	**20,215**	**19,477**	**3.8%**	**18,042**	**12.0%**
Managerial Financial Margin	12,131	11,529	5.2%	10,207	18.8%
Commissions and Fees	6,308	6,224	1.3%	6,243	1.0%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,777	1,724	3.1%	1,592	11.6%
Cost of Credit	**(4,238)**	**(3,940)**	**7.6%**	**(3,297)**	**28.6%**
Retained Claims	**(321)**	**(282)**	**13.9%**	**(301)**	**6.5%**
Other Operating Expenses	**(10,541)**	**(10,289)**	**2.4%**	**(10,175)**	**3.6%**
Income before Tax and Minority Interests	**5,116**	**4,966**	**3.0%**	**4,269**	**19.8%**
Income Tax and Social Contribution	**(1,768)**	**(1,708)**	**3.5%**	**(1,632)**	**8.3%**
Minority Interests in Subsidiaries	**(37)**	**(60)**	**-39.2%**	**(39)**	**-7.2%**
Recurring Net Income	**3,311**	**3,198**	**3.5%**	**2,598**	**27.5%**
Recurring Return on Average Allocated Capital	33.2%	33.0%	20 bps	29.0%	420 bps
Efficiency Ratio (ER)	49.7%	50.4%	-70 bps	54.4%	-470 bps
Risk-Adjusted Efficiency Ratio (RAER)	72.5%	72.4%	10 bps	74.2%	-170 bps

Loan Portfolio (R$ billion)


+3.9%
+16.8%
230.5
243.6
251.0
259.0
269.2
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

Segment highlights

Itaú Paypal | Partnership Expansion

- In Itaú Apps, our clients can create a PayPal account and link their credit cards to their PayPal digital wallet. They can also make purchases using the PayPal "One Touch" function without entering login and password.

iti is released for all Android and iOS users

- iti, Itaú Unibanco's digital payments platform, enables users to realize instant payments, 24 hours a day, seven days a week, for any person or business at zero cost, in over 4 thousand cities in Brazil.

Digital Transformation in the Retail Banking

Use of Digital Channels [1]

number of current account holders (in millions)


9.4
10.7
12.2
1.0
1.1
1.2
Sep-17
Sep-18
Sep-19
Individuals
Companies

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions

through digital channels*

	9M17	9M19
Credit	17%	20%
Investments	37%	47%
Payments	67%	80%

* Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Share of Retail Operating Revenues


29%
32%
71%
68%
9M17
9M19
Efficiency Ratio
of branches in the 9M19
27% Digital
67% Brick-and - Mortar
Digital Branches
Brick-and-Mortar Bran-

27

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

Wholesale Banking

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- Net income in the Wholesale Banking segment decreased by 2.1% from the last quarter due to lower reversal of provision for loan losses in Brazil, as fewer segment clients had credit risk rating upgrades in the quarter. This negative effect was partially offset by higher revenues from fund management, advisory and brokerage services.
- Compared to the third quarter of 2018, the higher revenues from fund management fees and advisory services were offset by the higher cost of credit and lower financial margin with clients.

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ
Operating Revenues	**7,580**	**7,506**	**1.0%**	**7,386**	**2.6%**
Managerial Financial Margin	4,661	4,728	-1.4%	4,817	-3.2%
Commissions and Fees	2,804	2,666	5.2%	2,342	19.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	115	113	1.9%	227	-49.5%
Cost of Credit	**(257)**	**(105)**	**145.1%**	**34**	**-**
Retained Claims	**(18)**	**(15)**	**14.5%**	**(18)**	**-4.3%**
Other Operating Expenses	**(3,858)**	**(3,799)**	**1.6%**	**(3,867)**	**-0.2%**
Income before Tax and Minority Interests	**3,447**	**3,587**	**-3.9%**	**3,535**	**-2.5%**
Income Tax and Social Contribution	**(1,055)**	**(1,076)**	**-2.0%**	**(1,017)**	**3.7%**
Minority Interests in Subsidiaries	**(130)**	**(202)**	**-35.4%**	**(108)**	**20.8%**
Recurring Net Income	**2,262**	**2,309**	**-2.1%**	**2,410**	**-6.2%**
Recurring Return on Average Allocated Capital	**20.0%**	**20.8%**	**-80 bps**	**19.0%**	**100 bps**
Efficiency Ratio (ER)	**48.5%**	**48.3%**	**20 bps**	**50.2%**	**-170 bps**
Risk-Adjusted Efficiency Ratio (RAER)	**52.1%**	**49.7%**	**240 bps**	**49.7%**	**240 bps**

Loan Portfolio (R$ billions)


+2.3%
+4.4%
300.0
288.9
292.7
293.9
306.8
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

Assets under management -ANBIMA ranking (R$ billions)


14.6%
14.7%
14.4%
14.0%
14.2%
652.5
680.6
686.5
707.6
745.6
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Assets under management (Itaú Unibanco e Intrag)
Market share

Activities with the Market + Corporation

Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to each segment.

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ
Operating Revenues	**2,462**	**2,509**	**-1.9%**	**2,470**	**-0.3%**
Managerial Financial Margin	2,279	2,194	3.9%	2,384	-4.4%
Commissions and Fees	155	174	-10.5%	47	229.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	28	141	-80.5%	39	-29.4%
Other Operating Expenses	**(174)**	**(344)**	**-49.4%**	**(244)**	**-28.6%**
Income before Tax and Minority Interests	**2,288**	**2,165**	**5.7%**	**2,226**	**2.8%**
Income Tax and Social Contribution	**(692)**	**(623)**	**11.1%**	**(773)**	**-10.4%**
Minority Interests in Subsidiaries	**(12)**	**(15)**	**-19.8%**	**(8)**	**53.3%**
Recurring Net Income	**1,584**	**1,527**	**3.7%**	**1,446**	**9.5%**
Recurring Return on Average Allocated Capital	**17.2%**	**16.8%**	**40 bps**	**16.8%**	**40 bps**
Efficiency Ratio (ER)	**2.3%**	**7.1%**	**-480 bps**	**4.7%**	**-240 bps**
Risk-Adjusted Efficiency Ratio (RAER)	**2.3%**	**7.1%**	**-480 bps**	**4.7%**	**-240 bps**

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Itaú

Results by **Region** (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 95% of Recurring net income in the quarter and 94.8% in the last nine months.

Brazil [1]

(In R$ millions, end of period)

	Quarterly Income Statement			Nine-Month Income Statement		
	3Q19	2Q19	Δ	9M19	9M18	Δ
Operating Revenues	**27,309**	**26,486**	**3.1%**	**79,143**	**75,070**	**5.4%**
Managerial Financial Margin	16,871	16,209	4.1%	48,654	45,680	6.5%
Financial Margin with Clients	15,841	15,128	4.7%	45,625	42,372	7.7%
Financial Margin with the Market	1,030	1,081	-4.8%	3,029	3,308	-8.4%
Commissions and Fees	8,551	8,328	2.7%	24,769	23,747	4.3%
Revenues from Insurance [2]	1,887	1,949	-3.2%	5,720	5,643	1.4%
Cost of Credit	**(3,945)**	**(3,571)**	**10.5%**	**(10,868)**	**(9,237)**	**17.7%**
Provision for Loan Losses	(4,284)	(3,839)	11.6%	(11,840)	(10,598)	11.7%
Impairment	(70)	(43)	63.1%	(142)	(277)	-48.7%
Discounts Granted	(295)	(382)	-22.8%	(957)	(837)	14.3%
Recovery of Loans Written Off as Losses	704	693	1.6%	2,071	2,475	-16.3%
Retained Claims	**(326)**	**(286)**	**14.2%**	**(901)**	**(883)**	**2.0%**
Other Operating Expenses	**(12,871)**	**(12,657)**	**1.7%**	**(37,656)**	**(36,407)**	**3.4%**
Non-interest Expenses	(11,095)	(10,930)	1.5%	(32,508)	(31,462)	3.3%
Tax Expenses and Other [3]	(1,776)	(1,727)	2.8%	(5,148)	(4,944)	4.1%
Income before Tax and Minority Interests	**10,168**	**9,973**	**2.0%**	**29,718**	**28,544**	**4.1%**
Income Tax and Social Contribution	**(3,322)**	**(3,236)**	**2.7%**	**(9,565)**	**(10,024)**	**-4.6%**
Minority Interests in Subsidiaries	**(48)**	**(75)**	**-35.5%**	**(186)**	**(151)**	**23.2%**
Recurring Net Income	**6,798**	**6,662**	**2.0%**	**19,967**	**18,369**	**8.7%**
Share	**95.0%**	**94.7%**	**30 bps**	**94.8%**	**95.4%**	**-60 bps**
Recurring Return on Average Allocated Capital	**24.6%**	**24.6%**	**-**	**24.7%**	**22.9%**	**190 bps**

Latin America (ex-Brazil)

(In R$ millions, end of period)

	Quarterly Income Statement			Nine-Month Income Statement		
	3Q19	2Q19	Δ	9M19	9M18	Δ
Operating Revenues	**2,948**	**3,006**	**-1.9%**	**8,815**	**8,275**	**6.5%**
Managerial Financial Margin	2,200	2,242	-1.8%	6,537	6,023	8.5%
Financial Margin with Clients	1,780	1,751	1.7%	5,299	4,994	6.1%
Financial Margin with the Market	420	491	-14.4%	1,238	1,028	20.4%
Commissions and Fees	715	736	-2.8%	2,183	2,140	2.0%
Revenues from Insurance [2]	32	29	12.2%	95	113	-15.6%
Cost of Credit	**(550)**	**(473)**	**16.2%**	**(1,475)**	**(1,414)**	**4.4%**
Provision for Loan Losses	(638)	(568)	12.3%	(1,695)	(1,689)	0.4%
Discounts Granted	(5)	(8)	-40.2%	(41)	(6)	641.9%
Recovery of Loans Written Off as Losses	92	102	-9.8%	261	281	-7.1%
Retained Claims	**(12)**	**(12)**	**7.9%**	**(34)**	**(51)**	**-32.9%**
Other Operating Expenses	**(1,702)**	**(1,775)**	**-4.1%**	**(5,191)**	**(5,196)**	**-0.1%**
Non-interest Expenses	(1,701)	(1,739)	-2.2%	(5,107)	(5,121)	-0.3%
Tax Expenses and Other [3]	(1)	(36)	-97.7%	(84)	(74)	12.6%
Income before Tax and Minority Interests	**683**	**746**	**-8.4%**	**2,114**	**1,614**	**30.9%**
Income Tax and Social Contribution	**(194)**	**(172)**	**12.4%**	**(547)**	**(355)**	**54.0%**
Minority Interests in Subsidiaries	**(130)**	**(202)**	**-35.4%**	**(467)**	**(373)**	**25.3%**
Recurring Net Income	**359**	**372**	**-3.5%**	**1,100**	**886**	**24.1%**
Share	**5.0%**	**5.3%**	**-30 bps**	**5.2%**	**4.6%**	**60 bps**
Recurring Return on Average Allocated Capital	**12.5%**	**13.1%**	**-60 bps**	**12.6%**	**10.4%**	**230 bps**

(1) Includes units abroad ex-Latin America.
(2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A. 29

Management Discussion & Analysis | Activities Abroad

Global Footprint

We want to achieve, in the countries where we operate, the same management quality and level of results we have in Brazil. Through our internationalization strategy, we seek to understand different markets, business, products and services, identifying opportunities to integrate our units and to expand our operations to new countries.

Our business abroad focuses on activities: (1) Corporate & Investment Banking (2) Asset Management (3) Private Banking (4) Retail


France [1]
England [1,2]
Germany [1]
Spain [1]
Switzerland [3]
Portugal [1]
Japan [1]
Dubai [1,2]
USA [1,2,3]
Mexico [1]
Bahamas [1,3]
Cayman [1,2,3]
Panama [1,4]
Colombia [1,4]
Peru [1]
Paraguay [1,3,4]
Chile [1,2,3,4]
Argentina [1,2,4]
Brazil [1,2,3,4]
Uruguay [1,4]

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other Countries	Total
Employees	1,111	5,645	1,655	867	3,416	12,694	534	96,764
Branches & CSBs	27	194	85	44	153	503	-	4,704
ATMs	60	458	176	298	170	1,162		47,518

(1) Does not include the 35 OCA's Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay).

Focus on **Latin America**

We want to be recognized as the **Bank of Latin America**. Over the past years, we have consolidated our presence in Argentina, Chile, Paraguay and Uruguay, and intensified our internationalization process in Latin America.

The recent merger between Banco Itaú Chile and CorpBanca ensured a greater presence in countries such as Colombia and Panama and further expanded our operations in the region.

Not only to gain access to new markets and scale up our business, but also to think of our customers, to be closer to them and to provide better experiences.

Key strategic drivers for 2019

Growth

- Expand our presence and customer base.
- Focus on retail banking operations.

Customer centricity

- Segmentation model with well-defined value proposition identity.
- Product development and "service culture" focused on customer satisfaction and long-term relationships.

Digital transformation

- Culture of innovation and transformation.
- Efficiency and better user experience.

Efficiency

- Continuously increase the efficiency of our operations.
- Detail the cost allocation model for the product level.
- Continuous focus and discipline in identifying cost reduction opportunities across the institution.

Generation of capital

- Efficient management of capital allocation through the appropriate cost of capital.
- Metrics and value creation tools as the driver throughout the organization.

Itaú CorpBanca

Itaú CorpBanca is a universal bank with headquarters in Chile and operations in Colombia and Panama.

Access Itaú Corpbanca's Investor Relations website .



Itaú Unibanco Holding S.A. 30

Management Discussion & Analysis Activities Abroad Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the third quarter of 2019, Latam's consolidated recurring net income reached R$359 million, a decrease of 3.5% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 3Q19 2Q19D 3Q19 2Q19D 3Q19 2Q19D 3Q19 2Q19D Operating Revenues 1,809 1,730 5% 283 344 -18% 271 255 6% 459 435 6% Managerial Financial Margin 1 ,452 1,361 7% 218 272 -20% 189 173 9% 248 236 5% Financial Margin with Clients 1 ,163 1,105 5% 242 242 0% 152 153 -1% 220 207 6% Financial Margin with the Market 289 255 13% (24) 30 -181% 37 20 87% 28 29 -3% Commissions and Fees 356 369 -3% 66 72 -9% 82 83 0% 211 198 6% Cost of Credit (511) (293) 74% (8) (36) -78% (31) (20) 54% (9) (33) -73% Provision for Loan Losses (599) (379) 58% (9) (36) -76% (33) (27) 23% (7) (35) -79% Discounts Granted -80% - - (1) (7) - - - - - - - Recovery of Loans Written Off as Losses -3% 27% -68% -35% 90 93 1 0 2 7 2 3 Other Operating Expenses (1,066) (1,101) -3% (215) (196) 9% (131) (126) 5% (292) (270) 8% -3% 7% 5% 8% Non-Interest Expenses (1,063) (1,098) (190) (177) (131) (125) (291) (270) -9% 30% - Tax Expenses for ISS, PIS, Cofins and Other Taxes (3) (3) (24) (19) (1) (1) (1) (1) - Income before Tax and Minority Interests 232 335 -31% 61 112 -46% 108 109 -1% 158 131 21% Income Tax and Social Contribution (50) (47) 5% (15) (36) -58% (38) (38) 0% (56) (45) 24% Minority Interests in Subsidiaries ¹ (133) (202) -34% - - - - - - - - - Recurring Net Income 50 86 -42% 46 76 -40% 70 71 -1% 102 86 19% Return on Average Equity - Annualized 3.1% 5.4% -230 bps 12.6% 21.9% -940 bps 26.0% 26.6% -60 bps 27.7% 24.3% 350 bps Efficiency Ratio 58.9% 63.6% -470 bps 73.5% 54.6% 1890 bps 48.4% 49.1% -70 bps 63.5% 62.1% 140 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina · Higher margin with the market from greater gains in marking · Lower margin with the market due to lower gains in to market in the quarter. securities resulting from macroeconomic scenario. · Higher cost of credit mainly due to the increase in the · Higher non-interest expenses due to the increase in provision resulting from regulatory impact in Chile. This personnel expenses, mainly due to inﬂation in the quarter. increase was partially oﬀset by better credit quality in the Corporate Segment. Banco Itaú Paraguay Banco Itaú Uruguay · Higher cost of credit due to customer downgrade in · Higher margin with clients due to higher spreads and volume Corporate segment in the quarter. of assets in the Corporate segment and to higher demand deposits and credit card revenues in the Retail segment. · Lower cost of credit due to sale of assets in the Corporate segment and lower downgrades compared to the previous quarter. Main foreign exchange variations of the Brazilian real U.S dollar Uruguayan peso Argentinian peso Chilean peso Paraguayan Guarani Colombian peso + 4.0%  ‐ 26.6%  ‐ 6.8%  ‐ 11.5%  ‐ 6.3%  ‐ 3.8%  + 8.7%  + 4.0%  ‐ 19.9%  + 5.5%  + 0.2%  + 1.2%    4.1644    0.1130      0.000653    0.005714  0.001197  0.07234  3.8322  0.1212  4.0039  0.001353  0.001195  0.1087  0.09859  0.09036  0.006096  0.005648  0.000619  0.000679  3Q18  2Q19  3Q19  3Q18  2Q19  3Q19  3Q18  2Q19  3Q19  3Q18  2Q19  3Q19  3Q18  2Q19  3Q19  3Q18  2Q19  3Q19  Itaú Unibanco Holding S.A. 31 Management Discussion & Analysis Activities Abroad Latin America Latin America is our priority in international expansion due to the geographical and cultural proximity of its countries with Brazil. In the third quarter of 2019, Latam's consolidated recurring net income reached R$359 million, a decrease of 3.5% in relation to the previous quarter. We present the results of the Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in the managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Banco Banco Banco Banco Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay In R$ millions (in constant currency) 3Q19 2Q19D 3Q19 2Q19D 3Q19 2Q19D 3Q19 2Q19D Operating Revenues 1,809 1,730 5% 283 344 -18% 271 255 6% 459 435 6% Managerial Financial Margin 1 ,452 1,361 7% 218 272 -20% 189 173 9% 248 236 5% Financial Margin with Clients 1 ,163 1,105 5% 242 242 0% 152 153 -1% 220 207 6% Financial Margin with the Market 289 255 13% (24) 30 -181% 37 20 87% 28 29 -3% Commissions and Fees 356 369 -3% 66 72 -9% 82 83 0% 211 198 6% Cost of Credit (511) (293) 74% (8) (36) -78% (31) (20) 54% (9) (33) -73% Provision for Loan Losses (599) (379) 58% (9) (36) -76% (33) (27) 23% (7) (35) -79% Discounts Granted -80% - - (1) (7) - - - - - - - Recovery of Loans Written Off as Losses -3% 27% -68% -35% 90 93 1 0 2 7 2 3 Other Operating Expenses (1,066) (1,101) -3% (215) (196) 9% (131) (126) 5% (292) (270) 8% -3% 7% 5% 8% Non-Interest Expenses (1,063) (1,098) (190) (177) (131) (125) (291) (270) -9% 30% - Tax Expenses for ISS, PIS, Cofins and Other Taxes (3) (3) (24) (19) (1) (1) (1) (1) - Income before Tax and Minority Interests 232 335 -31% 61 112 -46% 108 109 -1% 158 131 21% Income Tax and Social Contribution (50) (47) 5% (15) (36) -58% (38) (38) 0% (56) (45) 24% Minority Interests in Subsidiaries ¹ (133) (202) -34% - - - - - - - - - Recurring Net Income 50 86 -42% 46 76 -40% 70 71 -1% 102 86 19% Return on Average Equity - Annualized 3.1% 5.4% -230 bps 12.6% 21.9% -940 bps 26.0% 26.6% -60 bps 27.7% 24.3% 350 bps Efficiency Ratio 58.9% 63.6% -470 bps 73.5% 54.6% 1890 bps 48.4% 49.1% -70 bps 63.5% 62.1% 140 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Banco Itaú Corpbanca Banco Itaú Argentina · Higher margin with the market from greater gains in marking · Lower margin with the market due to lower gains in to market in the quarter. securities resulting from macroeconomic scenario. · Higher cost of credit mainly due to the increase in the · Higher non-interest expenses due to the increase in provision resulting from regulatory impact in Chile. This personnel expenses, mainly due to inﬂation in the quarter. increase was partially oﬀset by better credit quality in the Corporate Segment. Banco Itaú Paraguay Banco Itaú Uruguay · Higher cost of credit due to customer downgrade in · Higher margin with clients due to higher spreads and volume Corporate segment in the quarter. of assets in the Corporate segment and to higher demand deposits and credit card revenues in the Retail segment. · Lower cost of credit due to sale of assets in the Corporate segment and lower downgrades compared to the previous quarter. Main foreign exchange variations of the Brazilian real U.S dollar Uruguayan peso Argentinian peso Chilean peso Paraguayan Guarani Colombian peso + 4.0% ‐ 26.6% ‐ 6.8% ‐ 11.5% ‐ 6.3% ‐ 3.8% + 8.7% + 4.0% ‐ 19.9% + 5.5% + 0.2% + 1.2% 4.1644 0.1130 0.000653 0.005714 0.001197 0.07234 3.8322 0.1212 4.0039 0.001353 0.001195 0.1087 0.09859 0.09036 0.006096 0.005648 0.000619 0.000679 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 Itaú Unibanco Holding S.A. 31

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Our capital stock is comprised of common Market Capitalization Market Consensus (ITUB4) shares (ITUB3) and non-voting shares R$343 billion US$82 billion Sell Buy (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price traded as depositary receipts - ADRs - on Buy 11 Hold 05 Sell 01 of the non-voting share on the last trading day in the period. the NYSE (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in B3 in NYSE · Family controlling ownership ensuring a 36.73% ON 63.27% ON 33% 28% 81.43% PN 18.57% PN Cia. E. Johnston de long-term view 66.07% Total 33.93% Total 4.8 bn Participações (number of shares) 39%· Professional management team 50.00% ON Foreigners 33.47% Total in B3 · Broad shareholder base 50.00% ON (52.89% of our shares in free ﬂoat) Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 7.82% ON 39.21% ON 51.71% ON · Strong corporate governance 99.59% PN 0.004% PN 26.31% Total 52.89% Total 19.95% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and Volume (PN Shares) (ON Shares) (ADR) Closing Price at 09/30/2019 35.03 30.12 8.41 Maximum price in the quarter 37.75 32.24 10.01 Average price in the quarter 35.43 30.47 8.92 Minimum price in the quarter 32.69 28.45 7.85 Closing Price at 06/28/2019 36.26 31.13 9.42 Closing price at 09/28/2018 29.42 25.13 7.32 Change in the 3Q19 -3.4% -3.2% -10.7% Change in the last 12 months 19.1% 19.8% 14.9% Average Daily Trading Volume in 3Q19 - million 715.0 18.4 152.5 Average daily trading financial volume in 12 months - million 730.5 14.6 174.0 Shareholder Base and Indicators 09/30/19 06/30/19 09/30/18 Number of Shares - million 9,804 9,804 9,804 Common Shares (ON) - million 4,958 4,958 4,958 Non-Voting Shares (PN) - million 4,846 4,846 4,846 Treasury Shares - million 60.0 6 0.9 90.2 Number of Outstanding Shares - million 9,744 9,743 9,714 Recurring Net Income per Share in the Quarter (R$) 0.73 0 .72 0.66 Net Income per Share in the Quarter (R$) 0.57 0 .70 0.64 Book Value per Share (R$) 12.90 12.91 12.87 (1) 13.47 13.57 11.64 Price/Earnings (P/E) (2) 2.72 2 .81 2.29 Price/Book Value (P/B) (1) (2) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 33 Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Our capital stock is comprised of common Market Capitalization Market Consensus (ITUB4) shares (ITUB3) and non-voting shares R$343 billion US$82 billion Sell Buy (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price traded as depositary receipts - ADRs - on Buy 11 Hold 05 Sell 01 of the non-voting share on the last trading day in the period. the NYSE (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in B3 in NYSE · Family controlling ownership ensuring a 36.73% ON 63.27% ON 33% 28% 81.43% PN 18.57% PN Cia. E. Johnston de long-term view 66.07% Total 33.93% Total 4.8 bn Participações (number of shares) 39%· Professional management team 50.00% ON Foreigners 33.47% Total in B3 · Broad shareholder base 50.00% ON (52.89% of our shares in free ﬂoat) Itaúsa 100.00% PN IUPAR Free Float* 66.53% Total 7.82% ON 39.21% ON 51.71% ON · Strong corporate governance 99.59% PN 0.004% PN 26.31% Total 52.89% Total 19.95% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and Volume (PN Shares) (ON Shares) (ADR) Closing Price at 09/30/2019 35.03 30.12 8.41 Maximum price in the quarter 37.75 32.24 10.01 Average price in the quarter 35.43 30.47 8.92 Minimum price in the quarter 32.69 28.45 7.85 Closing Price at 06/28/2019 36.26 31.13 9.42 Closing price at 09/28/2018 29.42 25.13 7.32 Change in the 3Q19 -3.4% -3.2% -10.7% Change in the last 12 months 19.1% 19.8% 14.9% Average Daily Trading Volume in 3Q19 - million 715.0 18.4 152.5 Average daily trading financial volume in 12 months - million 730.5 14.6 174.0 Shareholder Base and Indicators 09/30/19 06/30/19 09/30/18 Number of Shares - million 9,804 9,804 9,804 Common Shares (ON) - million 4,958 4,958 4,958 Non-Voting Shares (PN) - million 4,846 4,846 4,846 Treasury Shares - million 60.0 6 0.9 90.2 Number of Outstanding Shares - million 9,744 9,743 9,714 Recurring Net Income per Share in the Quarter (R$) 0.73 0 .72 0.66 Net Income per Share in the Quarter (R$) 0.57 0 .70 0.64 Book Value per Share (R$) 12.90 12.91 12.87 (1) 13.47 13.57 11.64 Price/Earnings (P/E) (2) 2.72 2 .81 2.29 Price/Book Value (P/B) (1) (2) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis | Glossary

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Return on Average Equity – Annualized
Obtained by dividing Recurring Net Income by Average Stockholders' Equity. The resulting quotient is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends proposed after the balance sheet closing dates, which have not yet been approved in annual stockholders' or Board meetings.

Recurring Return on Average Assets – Annualized
Obtained by dividing Recurring Net Income by Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations more than 90 days overdue.

Efficiency Ratio
Obtained by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, Cofins and Other Taxes).

Risk-Adjusted Efficiency Ratio:
Includes the Cost of Credit in Non-Interest Expenses.

Recurring Net Income per Share
Calculated based on the weighted average number of outstanding shares for the period and includes stock splits when they take place.

Dividends and Interest on Own Capital net of Taxes
Corresponds to the distribution of part of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price of the non-voting share on the last trading day in the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of Result from Loan Losses, Impairment and Discounts Granted.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes credit and private securities portfolio net of loans more than 60 days overdue, while the balances do not include the effect of the average exchange rate variation in the periods.

Asset spreads
Spreads variation on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of non-performing loans over 90 days by total loan portfolio. Loans more than 90 days overdue include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became overdue for more than 90 days in the quarter.

NPL Creation Coverage
Obtained by dividing the provision for loans losses by NPL Creation in the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average Loan Portfolio of the last two quarters.

Itaú Unibanco Holding S.A. 34

Management Discussion & Analysis | Glossary

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the amount of the financing to the value of the real estate property.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowings and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of perpetual nature, which meet eligibility requirements

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portion related to credit risk exposures (RWA_{CPAD}), to the market risk capital requirement (RWA_{MINT}) and to the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Banking
Consists of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bonds products, and acquiring services, among others.

Wholesale Banking
Consists of the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the result from the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity at the last date of the period by the number of outstanding shares.

Itaú Unibanco Holding S.A. 35

Itaú Unibanco Holding S.A. 36 Itaú Unibanco Holding S.A. 36

Complete Financial Statements March 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Complete Financial Statements March 31, 2018 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Management Report 9M19

in billions of Reais


Recurring Net Income
18.6
19.3
21.1
ROE[1] (Global)
21.7%
21.7%
23.5%
9M17
9M18
9M19


Capital Surplus
4%
Trading
2%
Services & Insurance
52%
Credit
42%

Total Assets


1,466
1,613
1,738
Sept/30/17
Sept/30/18
Sept/30/19

We ended September 2019 with R$1.7 trillion, and at the end of September 2018, we had R$1.6 trillion in total assets.

Efficiency Ratio %


45.5%
47.3%
46.0%
9M17
9M18
9M19

Credit Portfolio[2]


+10.6%
+8.3%
575.2
636.4
689.0
Credit Cards
57.2
68.7
83.3
Personal Loans
26.0
28.9
34.2
Payroll Loans
44.6
46.0
49.3
Vehicles
13.9
15.2
18.0
Mortgage
38.3
41.2
44.8
Large Companies[3]
200.7
196.3
204.2
Very Small, Small and Middle Market Companies
59.1
67.5
84.0
Latin America
135.5
172.7
171.0
Sept/30/17
Sept/30/18
Sept/30/19
Credit Originations
(9M19 x 9M18)
Individuals +22%
Large Companies +24%
Very Small, Small and Middle Market Companies +34%

(1) Recurring return on average equity – Annualized. (2) Includes financial guarantees provided and securities. (3) Includes corporate securities.

Dear reader, This year we reinforce our aim of becoming an increasingly customer-centric company. For us, this is a commitment to 55 million customers in Brazil and overseas, in both the retail and wholesale areas, including individuals from a most diverse range of income profiles and age groups, from very small companies to ultra corporations. To serve them, we have a complete portfolio of products and services to address any financial needs and through 1 2 any service channel, whether physical or digital, of Itaú Unibanco, partnerships or open platforms . Itaú Itaú Large Ultra Ultra Securities Corretora Large Services Vehicles Retail Uniclass Investment Corporate Banking Corporate Insurance Uniclass Wealth Parcerias¹ Middle Management and Services Middle Products and Customer Private Plataformas pension segments services abertas Partnerships (Investimentos Pequenas Credit and e seguros) Empresas debit cards Very Small and Small Mortgages Companies Personnalité Open Private Bank platforms (investments Acquiring Private Bank and insurance) Payroll loans Personnalité Among others 55 million customers Since the beginning of the year, we have embarked on several initiatives that help us to improve user experience of our products and services, such as Itaú Escuta (Retail) and Callback (Wholesale) to closely listen to our customers and their needs. Retail (Itaú Escuta): 435 thousand Wholesale (Callback): over 3,500 3 telephone calls involving 7,800 telephone calls by 500 employees 3 employees (1) Examples of partnerships: Magazine Luiza, Walmart, Fiat, Latam, Ipiranga and Vivo. (2) Open insurance platform: growth of our insurance portfolio through supplementary products provided by other companies in the sector (Amil, Prudential, Chubb, Metlife, Icatu, Tempo Assist, Porto Seguro and Assurant). Open investments platform: customized selection of investment products of Itaú and other companies. (3) Between February and September 2019. 3 9Dear reader, This year we reinforce our aim of becoming an increasingly customer-centric company. For us, this is a commitment to 55 million customers in Brazil and overseas, in both the retail and wholesale areas, including individuals from a most diverse range of income profiles and age groups, from very small companies to ultra corporations. To serve them, we have a complete portfolio of products and services to address any financial needs and through 1 2 any service channel, whether physical or digital, of Itaú Unibanco, partnerships or open platforms . Itaú Itaú Large Ultra Ultra Securities Corretora Large Services Vehicles Retail Uniclass Investment Corporate Banking Corporate Insurance Uniclass Wealth Parcerias¹ Middle Management and Services Middle Products and Customer Private Plataformas pension segments services abertas Partnerships (Investimentos Pequenas Credit and e seguros) Empresas debit cards Very Small and Small Mortgages Companies Personnalité Open Private Bank platforms (investments Acquiring Private Bank and insurance) Payroll loans Personnalité Among others 55 million customers Since the beginning of the year, we have embarked on several initiatives that help us to improve user experience of our products and services, such as Itaú Escuta (Retail) and Callback (Wholesale) to closely listen to our customers and their needs. Retail (Itaú Escuta): 435 thousand Wholesale (Callback): over 3,500 3 telephone calls involving 7,800 telephone calls by 500 employees 3 employees (1) Examples of partnerships: Magazine Luiza, Walmart, Fiat, Latam, Ipiranga and Vivo. (2) Open insurance platform: growth of our insurance portfolio through supplementary products provided by other companies in the sector (Amil, Prudential, Chubb, Metlife, Icatu, Tempo Assist, Porto Seguro and Assurant). Open investments platform: customized selection of investment products of Itaú and other companies. (3) Between February and September 2019. 3 9

Additionally, we have the world's largest voice transcription operation that enables us to listen to and analyze 100% of the calls received at our customer service hubs. With approximately 130 million calls a year, or 360 thousand calls a day, we have developed a voice transcription system that measures our customers' level of satisfaction, maps opportunities and identifies each customer's objective, anticipating solutions for each demand.

And to improve our customers' physical experience we have digitalized some of our branches. Apart from providing a complete self-service, we have made available new customer service stations where, for example, it is possible to hold a video conference.



_olá

Joaquim Floriano Branch in São Paulo

We are increasingly digital and, therefore, security is essential!

We seek to ensure the application of the principles and guidelines on protecting intellectual property and our information, as well as that of our customers and the general public, by adhering to the applicable regulations and market practices. To that end, we are 100% aligned with the requisites of the regulatory bodies and we have increased the number of processes and controls by 70% in the last two years. Every six months we test 100% of our key security controls, and over 80% of our team is certified to the most important Information Security standards.

Technology investment prepare us for the future of financial market.

Technology has also become an important pillar for ensuring that Itaú Unibanco is up to date and ready to respond to the challenges from the market and our customers.

Between January 2016 and December 2018, we estimate an increase of 60%[1] in our investments in technology, which shows our commitment to the advance of digital solutions and better experiences.



Investment in technology
(Basis 100: 2016)
17%
accumulated inflation (Broad Consumer Price Index) in the period
100
122
130
160
100
101
106
111
2016
2017
2018
2019(E)
Investment in technology
Non-interest Expenses (NIE)

NPS - Net Promoter Score

We are aware that the future of our business depends on our customers' satisfaction. With this in mind, in 2018, we challenged ourselves to improve the bank's satisfaction indicators, setting a growth target of 10 points in the Global NPS by 2020.

The implementation of a customer-centric culture has produced good results. In less than one year we have already seen an increase of 8 points. This positive development has set us thinking about even more ambitious targets for the future.

Besides the Global NPS results, we have also noticed improvements in the Retail Bank for Individuals and Companies, with growth of 4 and 13 points, respectively. The Cards segment rose by 4 points, Private Bank by 12 points, while the greatest growth was in Acquiring, with 26 points.

This progress is the outcome of a change in internal attitude and in how we develop procedures that enable us to listen to, understand and respond to a single question: What are our customers looking for?

(1) For comparative purposes, we estimated growth of 11% in the bank's costs, against accumulated inflation of 17% in the same period.

40

Below we give the key indicators comprising this result:

In R$ billions	9M19	9M18	Variation
Result information			
Banking Product[1]	88.0	83.3	5.5%
Managerial Financial Margin	55.2	51.7	6.7%
Financial Margin with Customers	50.9	47.4	7.5%
Financial margin with the Market	4.3	4.3	-1.6%
Revenues from Services Provided	27.0	25.9	4.1%
Revenues from Insurance, Pension Plans, and Savings Bonds transactions before Expenses with Claims and Selling Expenses	5.8	5.8	1.0%
Cost of Credit	(12.3)	(10.7)	15.9%
Non-Interest Expenses	(37.6)	(36.6)	2.8%
Recurring Net Income	21.1	19.3	9.4%
Net Book Income	19.1	18.8	1.8%
Recurring Return on Annualized Average Equity[2]	23.5%	21.7%	190 bps

	30/Sept/19	30/Sept/18	Variation
Total Assets			
Total Assets	1,738	1,613	7.8%
Credit Portfolio[3]	689.0	636.4	8.3%
NPL Ratio (90 days)	2.9%	2.9%	0 bps
Tier 1 Capital Ratio	14.1%	14.8%[4]	-70 bps

	30/Sept/19	30/Sept/18	Variation
Shares[5]			
Weighted Average Number of Outstanding Shares	9,738,576,007	9,718,025,960	0.2%
Net Income per Share – R$	1.96	1.93	1.6%
Book Value per Share (Outstanding on 09/30)	12.90	12.87	0.2%
Net Dividends and Interest Own Capital Net of Taxes[6]	11.0	7.6	45.9%

	30/Sept/19	30/Sept/18	Variation
Other information			
Branches and CBSs - Client Service Branches	4,704	4,917	-4.3%
Physical	4,508	4,744	-5.0%
Digital	196	173	13.3%
Employees	96,764	100,756	-4.0%
Brazil	83,536	87,070	-4.1%
Overseas	13,228	13,686	-3.3%

We wish to advise that 3.5 thousand employees signed up for the Voluntary Redundancy Program (PDV) announced in July, creating a non-recurring expense of R$2.4 billion. The objectives of the PDV are: (i) to offer a secure, voluntary career transition opportunity to those interested in leaving the bank, benefiting employees who meet certain pre-defined requisites; and (ii) to adapt our structures to market reality.

(1) Banking Product is the sum on the Managerial Financial Margin, Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses. (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. (3) Portfolio of Loans, Financial Guarantees Provided and Private Securities. (4) For the period of Sept/18 , considers the immediate and full application of the Basel III rules. (5) The figures for the 9M18 were adjusted by the 50% stock split. (6) JCP – Interest on Own Capital. Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

41

Comments about the Results - 9M19 x 9M18 In the first nine months of 2019, our Recurring Net Income rose by 9.4% over the same period of the previous year. This result was influenced by: 1 • Growth of 8.3% in the Credit Portfolio , where the projected interval for the year is 8% to 11%. The main drivers of this increase were: > Growth of 14.9% in our individual customer portfolio, driven by credit cards, personal loans and vehicle financing. > An increase of 24.5% in the very small, small and middle market companies’ segment. > Growth in credit origination for individual customers, large companies and very small, small and middle market companies was 22%, 24% and 34%, respectively. • Because of the growth of the portfolio, the Cost of Credit rose by 15.9% to R$12.3 billion, while the projected interval for the year is R$14.5 to R$17.5 billion. • Revenue from Services Provided and the Results from Insurance rose by 3.8%, with a projected interval for the year of 2% to 5%. The highlight of this growth are the revenues from issuing credit cards, fund administration, investment banking revenue and brokerage. • The Financial Margin with Customers rose by 7.5% due to the increase in the credit portfolios and the product mix. The projected interval for the year is 9% to 12%. • The Financial Margin with the Market declined by 1.6% to R$4.3 billion, with a projected interval for the year of R$4.6 to R $5.6 billion. This result is due to the impact of declining interest rates on the overhedge strategy for our overseas investments, partially offset by higher earnings from proprietary positions. • Non-Interest expenses grew by 2.8%, below the inflation rate for the period (IPCA of 2.9%), while the projected interval for the years is 3% to 6%. This increase was caused by higher personnel expenses referring to the collective bargaining agreement and the higher number of dismissals, primarily involving outsourced and data processing services. We were recognized as the institution with the best financial results between 2015 and 2018 at the “Empresas Mais” Awards, organized jointly by the O Estado de São Paulo newspaper and Broadcast in October. Without sacrificing the offer of quality, we are making efforts to offer more accessible solutions and services. In July and September, we transferred to our customers the full benefits of the reduction in the benchmark interest rate (Selic). The result of this was a reduction in the following lines of credit: personal loans, working capital and mortgages. Capital Management and Liquidity Capital management is an essential component of our management model, because through it we strive to optimize how we invest our shareholders’ funds and ensure the solidness of the bank. These objectives are reflected in our capital ratio and dividend distribution policies that stipulate a minimum Tier 1 capital ratio of 13.5%. Thus, distributions of earnings are conditional on this limit, the outlook for business growth, profitability for the year, mergers and acquisitions, and changes in the market, as well as fiscal and regulatory changes that could affect capital requirements. At the end of September 2019, our Tier 1 capital ratio was 14.1%. Regarding our liquidity, worthy of note are our short and long-term ratios, which exceed the minimum required by the Central Bank (100%). On September 30, 2019, the short-term ratio (LCR) stood at 151.9%, while the long-term ratio (NSFR) was 117.5%. On September 30, 2019, 75% of our funding was derived from retail deposits, which enjoy a diversified base, with an average term of 3 years, while 25% was provided by wholesale sources with an average period of 1.8 years. Funding from these sources has risen by 6% in the last 12 months. (1) Includes financial guarantees provided and private securities. 42Comments about the Results - 9M19 x 9M18 In the first nine months of 2019, our Recurring Net Income rose by 9.4% over the same period of the previous year. This result was influenced by: 1 • Growth of 8.3% in the Credit Portfolio , where the projected interval for the year is 8% to 11%. The main drivers of this increase were: > Growth of 14.9% in our individual customer portfolio, driven by credit cards, personal loans and vehicle financing. > An increase of 24.5% in the very small, small and middle market companies’ segment. > Growth in credit origination for individual customers, large companies and very small, small and middle market companies was 22%, 24% and 34%, respectively. • Because of the growth of the portfolio, the Cost of Credit rose by 15.9% to R$12.3 billion, while the projected interval for the year is R$14.5 to R$17.5 billion. • Revenue from Services Provided and the Results from Insurance rose by 3.8%, with a projected interval for the year of 2% to 5%. The highlight of this growth are the revenues from issuing credit cards, fund administration, investment banking revenue and brokerage. • The Financial Margin with Customers rose by 7.5% due to the increase in the credit portfolios and the product mix. The projected interval for the year is 9% to 12%. • The Financial Margin with the Market declined by 1.6% to R$4.3 billion, with a projected interval for the year of R$4.6 to R $5.6 billion. This result is due to the impact of declining interest rates on the overhedge strategy for our overseas investments, partially offset by higher earnings from proprietary positions. • Non-Interest expenses grew by 2.8%, below the inflation rate for the period (IPCA of 2.9%), while the projected interval for the years is 3% to 6%. This increase was caused by higher personnel expenses referring to the collective bargaining agreement and the higher number of dismissals, primarily involving outsourced and data processing services. We were recognized as the institution with the best financial results between 2015 and 2018 at the “Empresas Mais” Awards, organized jointly by the O Estado de São Paulo newspaper and Broadcast in October. Without sacrificing the offer of quality, we are making efforts to offer more accessible solutions and services. In July and September, we transferred to our customers the full benefits of the reduction in the benchmark interest rate (Selic). The result of this was a reduction in the following lines of credit: personal loans, working capital and mortgages. Capital Management and Liquidity Capital management is an essential component of our management model, because through it we strive to optimize how we invest our shareholders’ funds and ensure the solidness of the bank. These objectives are reflected in our capital ratio and dividend distribution policies that stipulate a minimum Tier 1 capital ratio of 13.5%. Thus, distributions of earnings are conditional on this limit, the outlook for business growth, profitability for the year, mergers and acquisitions, and changes in the market, as well as fiscal and regulatory changes that could affect capital requirements. At the end of September 2019, our Tier 1 capital ratio was 14.1%. Regarding our liquidity, worthy of note are our short and long-term ratios, which exceed the minimum required by the Central Bank (100%). On September 30, 2019, the short-term ratio (LCR) stood at 151.9%, while the long-term ratio (NSFR) was 117.5%. On September 30, 2019, 75% of our funding was derived from retail deposits, which enjoy a diversified base, with an average term of 3 years, while 25% was provided by wholesale sources with an average period of 1.8 years. Funding from these sources has risen by 6% in the last 12 months. (1) Includes financial guarantees provided and private securities. 42

We are committed to disclose useful, simple and objective information to investors, customers, capital market analysts and shareholders.

2019 apimec CYCLE

Thus, we held 16 public meetings in 2019, with the participation of 3,000 people, up by 23.4% over 2018. In September, we held our 24th Apimec São Paulo 2019[1] meeting, with a record attendance of 791 guests, as well as 284 online participants. During the meeting, the co-chairmen of our Board of Directors were interviewed and commented on the ten years of the merger between Itaú and Unibanco and the bank's prospects for the future. Members of our Executive Committee discussed the results, customer satisfaction, investment in technology and digital strategy.

In September 2019, we strengthened our sustainability stance at the United Nations General Assembly (UN) in New York where we signed The UN Principles for Responsible Banking. In order to ensure that these principles are met, we launched the 8 commitments of positive impact at our Apimec São Paulo meeting. These are:

1. Financing in Positive Impact Sectors;
2. Responsible Investment;
3. Inclusion and Entrepreneurship;
4. Financial Citizenship;
5. Transparency in Communication;
6. Ethics in Relationships and Business;
7. Inclusive Management; and
8. Responsible Management.

Dow Jones Sustainability Indexes

For the 20th consecutive year, we were chosen to comprise the portfolio of the 2019/2020 Dow Jones Sustainability World Index (DJSI World). In this edition, we received the best evaluation in the banking sector in the issues: Environmental Reporting, Contributor to Public Policies, Financial Stability and Systemic Risk, Anti-Crime Policies and Measures and Financial Inclusion. We were also selected to comprise the portfolio of the Dow Jones Sustainability Emerging Markets Index.

On 09/30, we had 239.3 thousand shareholders, an increase of 97.5% over December 2017.

Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions)

Our shares continue to trade with a high liquidity rate, with an increase of 59% in the average daily volume traded on the exchanges since 2017. In the same period, worthy of note is the growth of 68% in the B3 share, reaching R$743 million. Currently 53% of the average daily volume traded involves B3, and 47% on the NYSE.



+59%
874
442
432
1,253
653
600
1,390
743
647
53%
47%
2017
2018
9M19
B3 (ON+PN)
NYSE (ADR)

(1) The event was broadcast live in Portuguese and English, and the video is available on our Investor Relations website www.itau.com.br/investor-relations.

43

Evolution of R$100 invested in our preferred shares (ITUB4) on the date prior to the announcement of the merger (10/31/2008), until 09/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until September 30, 2019, comparing the price of our preferred share (ITUB4), with and without reinvestment of dividends, with the performance of the São Paulo Stock Exchange Index (Ibovespa) and the Interbank Certificate of Deposit (CDI) rate. 594 363 282 281 197 100 Oct-08 Sept-09 Sept-10 Sept-11 Sept-12 Sept-13 Sept-14 Sept-15 Sept-16 Sept-17 Sept-18 Sept-19 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment CDI Ibovespa Dollar As an example, a shareholder who purchased R$100 in shares at the end of October 2008 and reinvested the dividends from those shares would, at the end of September 2019, have an amount of R$594, meaning double the return on the CDI rate in the same period (R$282). On the other hand, had the shareholder hot reinvested the dividends, the return would have reached R$363. Acknowledgements We wish to thank our employees for their commitment and dedication that has enabled us to leverage sound results in the market, and to our customers and shareholders for the interest and trust they have placed in us and which motivate us to always do our best. (Approved at the Meeting of the board of Directors on November 4, 2019). 44Evolution of R$100 invested in our preferred shares (ITUB4) on the date prior to the announcement of the merger (10/31/2008), until 09/30/2019 The graph below shows the evolution of investments from the day preceding the announcement of the merger (October 31, 2008), until September 30, 2019, comparing the price of our preferred share (ITUB4), with and without reinvestment of dividends, with the performance of the São Paulo Stock Exchange Index (Ibovespa) and the Interbank Certificate of Deposit (CDI) rate. 594 363 282 281 197 100 Oct-08 Sept-09 Sept-10 Sept-11 Sept-12 Sept-13 Sept-14 Sept-15 Sept-16 Sept-17 Sept-18 Sept-19 ITUB4 - Without dividend reinvestiment ITUB4 - With dividend reinvestiment CDI Ibovespa Dollar As an example, a shareholder who purchased R$100 in shares at the end of October 2008 and reinvested the dividends from those shares would, at the end of September 2019, have an amount of R$594, meaning double the return on the CDI rate in the same period (R$282). On the other hand, had the shareholder hot reinvested the dividends, the return would have reached R$363. Acknowledgements We wish to thank our employees for their commitment and dedication that has enabled us to leverage sound results in the market, and to our customers and shareholders for the interest and trust they have placed in us and which motivate us to always do our best. (Approved at the Meeting of the board of Directors on November 4, 2019). 44

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to September 2019, we did not contract from the independent auditors and their related parties, services unrelated to the external audit in an amount exceeding 5% of the total fees for external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 3, 18 and 31, April 11 and 26 – review of the calculations and settlement of taxes and compliance with tax regulations; • March 8 and April 23 – acquisition of technical materials and training; • April 26 – review, required by the regulators, of the study into the impact of new accounting regulations; • September 23 – review of the consultation to the taxation authorities about tax aspects. Justification of the Independent Auditors – PricewaterhouseCoopers The provision of non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Central Bank – Circular No. 3,068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$39.5 billion, representing 7.7% of the total securities and derivative financial instruments in September 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to September 2019 abide by the rules established by Brazilian Company Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pension Plans (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 45Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to September 2019, we did not contract from the independent auditors and their related parties, services unrelated to the external audit in an amount exceeding 5% of the total fees for external audit services. As per CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 3, 18 and 31, April 11 and 26 – review of the calculations and settlement of taxes and compliance with tax regulations; • March 8 and April 23 – acquisition of technical materials and training; • April 26 – review, required by the regulators, of the study into the impact of new accounting regulations; • September 23 – review of the consultation to the taxation authorities about tax aspects. Justification of the Independent Auditors – PricewaterhouseCoopers The provision of non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Central Bank – Circular No. 3,068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$39.5 billion, representing 7.7% of the total securities and derivative financial instruments in September 2019. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to September 2019 abide by the rules established by Brazilian Company Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pension Plans (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. 45

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

General Directors

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

(*) Group Executive Finance Director and Head of Investor Relations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 46

ITAÚ UNIBANCO S.A.

General Directors
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Eduardo Monico
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Christian George Egan
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcelo Kopel
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Andréa Matteucci Pinotti
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Rodrigo Formigari
Cesar Ming Pereira da Silva
Cesar Padovan
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilherme Luiz Bressane Gomes
Gustavo Trovisco Lopes
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcio Luis Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Pedro Barros Barreto Fernandes
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 47

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 09/30/2019 09/30/2018 Current assets 1,249,449,679 1,150,049,449 Cash 0 27,720,565 29,467,216 Short-term Interbank investments 3b and 4 2 72,741,482 3 20,005,736 Money market 0 2 40,398,644 289,178,229 Money market – Assets Guaranteeing Technical Provisions 8b 2,016,474 2,940,980 Interbank deposits 0 30,326,364 27,886,527 Securities and derivative financial instruments 3c, 3d and 5 353,958,062 299,388,794 Own portfolio 0 9 1,953,986 82,010,731 Subject to repurchase commitments 0 2 8,603,580 6,349,261 Pledged in guarantee 0 7,121,131 3,274,657 Securities under resale agreements with free movement 0 3 ,031,489 2,123,590 Deposited with the Central Bank of Brazil 0 3,743,073 2,927,414 Derivative financial instruments 0 1 4,631,610 16,933,637 Assets guaranteeing technical provisions 8b 204,873,193 185,769,504 Interbank accounts 0 130,730,454 1 25,700,556 Pending settlement 0 43,189,873 39,343,721 Central Bank of Brazil deposits 0 87,133,414 85,956,574 National Housing System (SFH) 0 3,597 7,269 Correspondents 0 39,204 34,057 Interbank onlending 0 364,366 358,935 Interbranch accounts 0 2 98,919 245,925 Loan, lease and other credit operations 6 309,134,926 2 59,492,594 Operations with credit granting characteristics 3e 327,386,786 275,668,959 (Provision for Loan Losses) 3f (18,251,860) (16,176,365) Other receivables 10a 152,647,877 1 13,565,546 Other assets 3g 2,217,394 2,183,082 Assets held for sale 0 1,241,973 1,454,415 (Valuation allowance) 0 (644,221) (666,519) Unearned reinsurance premiums 7 ,807 10,247 Prepaid expenses 3g and 10c 1,611,835 1,384,939 Long term receivables 0 4 54,475,799 4 28,077,957 Short-term Interbank investments 3b and 4 1,397,777 959,469 Money market 0 13,281 202,087 Interbank deposits 0 1,384,496 757,382 Securities and derivative financial instruments 3c, 3d and 5 1 56,698,393 1 28,871,110 Own portfolio 0 80,159,902 50,540,606 Subject to repurchase commitments 0 2 4,750,511 18,973,955 Pledged in guarantee 0 1,239,895 5,168,150 Securities under resale agreements with free movement 0 1 2,920,534 33,254,978 Deposited with the Central Bank of Brazil 623,797 567,104 Derivative financial instruments 0 2 6,242,389 11,707,932 Assets guaranteeing technical provisions 8b 10,761,365 8,658,385 Interbank accounts 0 22,176 40,687 Pending settlement 10,894 36,456 National Housing System (SFH) 1 1,282 4,231 Loan, lease and other credit operations 6 233,417,494 236,800,002 Operations with credit granting characteristics 3e 248,632,804 2 54,850,950 (Provision for Loan Losses) 3f (15,215,310) (18,050,948) Other receivables 10a 61,836,572 60,931,599 Other assets - Prepaid Expenses 3g and 10c 1,103,387 475,090 Permanent assets 0 34,413,752 35,034,249 Investments 3h 13,439,533 12,652,755 Investments in associates and joint ventures 0 13,163,710 12,332,627 Other investments 0 4 84,496 528,945 (Allowance for losses) 0 (208,673) (208,817) Real estate in use 3i and 12b l 6,386,713 6,300,547 Fixe assets for use 0 4,253,198 4,299,563 Other fixed assets 0 14,298,488 13,908,257 (Accumulated depreciation) 0 (12,164,973) (11,907,273) Goodwill and Intangible assets 3j, 3k and 12b ll 1 4,587,506 16,080,947 Goodwill 0 1 ,104,263 1,283,447 Intangible assets 0 25,342,885 24,194,301 (Accumulated amortization) 0 (11,859,642) (9,396,801) Total assets 1 ,738,339,230 1,613,161,655 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 48 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 09/30/2019 09/30/2018 Current assets 1,249,449,679 1,150,049,449 Cash 0 27,720,565 29,467,216 Short-term Interbank investments 3b and 4 2 72,741,482 3 20,005,736 Money market 0 2 40,398,644 289,178,229 Money market – Assets Guaranteeing Technical Provisions 8b 2,016,474 2,940,980 Interbank deposits 0 30,326,364 27,886,527 Securities and derivative financial instruments 3c, 3d and 5 353,958,062 299,388,794 Own portfolio 0 9 1,953,986 82,010,731 Subject to repurchase commitments 0 2 8,603,580 6,349,261 Pledged in guarantee 0 7,121,131 3,274,657 Securities under resale agreements with free movement 0 3 ,031,489 2,123,590 Deposited with the Central Bank of Brazil 0 3,743,073 2,927,414 Derivative financial instruments 0 1 4,631,610 16,933,637 Assets guaranteeing technical provisions 8b 204,873,193 185,769,504 Interbank accounts 0 130,730,454 1 25,700,556 Pending settlement 0 43,189,873 39,343,721 Central Bank of Brazil deposits 0 87,133,414 85,956,574 National Housing System (SFH) 0 3,597 7,269 Correspondents 0 39,204 34,057 Interbank onlending 0 364,366 358,935 Interbranch accounts 0 2 98,919 245,925 Loan, lease and other credit operations 6 309,134,926 2 59,492,594 Operations with credit granting characteristics 3e 327,386,786 275,668,959 (Provision for Loan Losses) 3f (18,251,860) (16,176,365) Other receivables 10a 152,647,877 1 13,565,546 Other assets 3g 2,217,394 2,183,082 Assets held for sale 0 1,241,973 1,454,415 (Valuation allowance) 0 (644,221) (666,519) Unearned reinsurance premiums 7 ,807 10,247 Prepaid expenses 3g and 10c 1,611,835 1,384,939 Long term receivables 0 4 54,475,799 4 28,077,957 Short-term Interbank investments 3b and 4 1,397,777 959,469 Money market 0 13,281 202,087 Interbank deposits 0 1,384,496 757,382 Securities and derivative financial instruments 3c, 3d and 5 1 56,698,393 1 28,871,110 Own portfolio 0 80,159,902 50,540,606 Subject to repurchase commitments 0 2 4,750,511 18,973,955 Pledged in guarantee 0 1,239,895 5,168,150 Securities under resale agreements with free movement 0 1 2,920,534 33,254,978 Deposited with the Central Bank of Brazil 623,797 567,104 Derivative financial instruments 0 2 6,242,389 11,707,932 Assets guaranteeing technical provisions 8b 10,761,365 8,658,385 Interbank accounts 0 22,176 40,687 Pending settlement 10,894 36,456 National Housing System (SFH) 1 1,282 4,231 Loan, lease and other credit operations 6 233,417,494 236,800,002 Operations with credit granting characteristics 3e 248,632,804 2 54,850,950 (Provision for Loan Losses) 3f (15,215,310) (18,050,948) Other receivables 10a 61,836,572 60,931,599 Other assets - Prepaid Expenses 3g and 10c 1,103,387 475,090 Permanent assets 0 34,413,752 35,034,249 Investments 3h 13,439,533 12,652,755 Investments in associates and joint ventures 0 13,163,710 12,332,627 Other investments 0 4 84,496 528,945 (Allowance for losses) 0 (208,673) (208,817) Real estate in use 3i and 12b l 6,386,713 6,300,547 Fixe assets for use 0 4,253,198 4,299,563 Other fixed assets 0 14,298,488 13,908,257 (Accumulated depreciation) 0 (12,164,973) (11,907,273) Goodwill and Intangible assets 3j, 3k and 12b ll 1 4,587,506 16,080,947 Goodwill 0 1 ,104,263 1,283,447 Intangible assets 0 25,342,885 24,194,301 (Accumulated amortization) 0 (11,859,642) (9,396,801) Total assets 1 ,738,339,230 1,613,161,655 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 48

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 09/30/2019 09/30/2018 Current liabilities 969,280,092 8 63,270,527 Deposits 3b and 7b 334,111,525 3 01,132,861 Demand deposits - 82,244,851 7 4,816,713 Savings deposits - 1 40,122,240 132,373,654 Interbank deposits - 1,274,640 3,034,060 Time deposits - 1 10,464,486 90,905,746 Other deposits - 5 ,308 2 ,688 Deposits received under securities repurchase agreements 3b and 7c 245,455,016 252,640,301 Own portfolio - 5 6,597,872 4 6,118,273 Third-party portfolio - 1 81,098,933 1 89,685,299 Free portfolio - 7 ,758,211 1 6,836,729 Funds from acceptances and issuance of securities 3b and 7d 50,830,386 3 9,951,699 Real estate, mortgage, credit and similar notes - 4 2,398,433 3 1,134,623 Foreign loans through securities - 7,645,986 6 ,847,008 Funding from structured operations certificates 7 85,967 1,970,068 Interbank accounts - 5 2,778,510 43,345,384 Pending settlement - 49,146,323 4 1,274,192 Correspondents - 3 ,632,187 2 ,071,192 Interbranch accounts - 7,538,567 5 ,783,226 Third-party funds in transit - 7 ,511,198 5,770,292 Internal transfer of funds - 27,369 12,934 Borrowing and onlending 3b and 7e 6 7,468,222 4 6,360,218 Borrowing - 59,168,045 38,535,265 Onlending - 8,300,177 7,824,953 Derivative financial instruments 3d and 5f 16,836,394 17,926,079 Technical provision for insurance, pension plan and capitalization 3m and 8a 4,253,477 7 ,212,694 Other liabilities - 1 90,007,995 148,918,065 Subordinated debt 7f 4,322,120 3 ,284,900 Sundry 10d 185,685,875 1 45,633,165 Long term liabilities - 6 27,896,090 6 08,592,289 Deposits 3b and 7b 1 56,726,486 153,418,710 Interbank deposits - 162,160 77,397 Time deposits - 156,564,326 1 53,341,313 Deposits received under securities repurchase agreements 3b and 7c 5 1,047,827 61,934,973 Own portfolio - 3,510,570 7 ,576,452 Free portfolio - 4 7,537,257 5 4,358,521 Funds from acceptances and issuance of securities 3b and 7d 80,053,043 7 8,732,677 Real estate, mortgage, credit and similar notes - 4 1,565,030 40,122,055 Foreign loans through securities - 3 7,797,347 37,479,783 Funding from structured operations certificates 6 90,666 1 ,130,839 Borrowing and onlending 3b and 7e 10,301,556 20,897,488 Borrowing - 5 ,355,696 9,704,961 Onlending - 4,945,860 11,192,527 Derivative financial instruments 3d and 5f 3 0,604,193 1 3,901,091 Technical provision for insurance, pension plan and capitalization 3m and 8a 211,806,742 1 89,535,201 Other liabilities - 8 7,356,243 90,172,149 Subordinated debt 7f 39,623,615 4 2,450,500 Debt instruments eligible as capital 7f 11,513,064 7,985,434 Sundry 10d 3 6,219,564 3 9,736,215 Deferred income 3q 2,632,244 2,602,643 Capital - 97,148,000 9 7,148,000 Capital reserves - 1,847,973 1,732,340 Revenue reserves - 3 0,060,922 31,741,787 Equity valuation adjustment 3c, 3d and 13e (2,030,745) (3,623,962) (Treasury shares) - (1,306,923) (1,962,762) Total stockholders' equity of controlling shareholders 13 1 25,719,227 1 25,035,403 Non-controlling interests 13f 12,811,577 13,660,793 Total stockholders' equity 1 38,530,804 138,696,196 Total liabilities and stockholders' equity 1,738,339,230 1 ,613,161,655 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 49 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 09/30/2019 09/30/2018 Current liabilities 969,280,092 8 63,270,527 Deposits 3b and 7b 334,111,525 3 01,132,861 Demand deposits - 82,244,851 7 4,816,713 Savings deposits - 1 40,122,240 132,373,654 Interbank deposits - 1,274,640 3,034,060 Time deposits - 1 10,464,486 90,905,746 Other deposits - 5 ,308 2 ,688 Deposits received under securities repurchase agreements 3b and 7c 245,455,016 252,640,301 Own portfolio - 5 6,597,872 4 6,118,273 Third-party portfolio - 1 81,098,933 1 89,685,299 Free portfolio - 7 ,758,211 1 6,836,729 Funds from acceptances and issuance of securities 3b and 7d 50,830,386 3 9,951,699 Real estate, mortgage, credit and similar notes - 4 2,398,433 3 1,134,623 Foreign loans through securities - 7,645,986 6 ,847,008 Funding from structured operations certificates 7 85,967 1,970,068 Interbank accounts - 5 2,778,510 43,345,384 Pending settlement - 49,146,323 4 1,274,192 Correspondents - 3 ,632,187 2 ,071,192 Interbranch accounts - 7,538,567 5 ,783,226 Third-party funds in transit - 7 ,511,198 5,770,292 Internal transfer of funds - 27,369 12,934 Borrowing and onlending 3b and 7e 6 7,468,222 4 6,360,218 Borrowing - 59,168,045 38,535,265 Onlending - 8,300,177 7,824,953 Derivative financial instruments 3d and 5f 16,836,394 17,926,079 Technical provision for insurance, pension plan and capitalization 3m and 8a 4,253,477 7 ,212,694 Other liabilities - 1 90,007,995 148,918,065 Subordinated debt 7f 4,322,120 3 ,284,900 Sundry 10d 185,685,875 1 45,633,165 Long term liabilities - 6 27,896,090 6 08,592,289 Deposits 3b and 7b 1 56,726,486 153,418,710 Interbank deposits - 162,160 77,397 Time deposits - 156,564,326 1 53,341,313 Deposits received under securities repurchase agreements 3b and 7c 5 1,047,827 61,934,973 Own portfolio - 3,510,570 7 ,576,452 Free portfolio - 4 7,537,257 5 4,358,521 Funds from acceptances and issuance of securities 3b and 7d 80,053,043 7 8,732,677 Real estate, mortgage, credit and similar notes - 4 1,565,030 40,122,055 Foreign loans through securities - 3 7,797,347 37,479,783 Funding from structured operations certificates 6 90,666 1 ,130,839 Borrowing and onlending 3b and 7e 10,301,556 20,897,488 Borrowing - 5 ,355,696 9,704,961 Onlending - 4,945,860 11,192,527 Derivative financial instruments 3d and 5f 3 0,604,193 1 3,901,091 Technical provision for insurance, pension plan and capitalization 3m and 8a 211,806,742 1 89,535,201 Other liabilities - 8 7,356,243 90,172,149 Subordinated debt 7f 39,623,615 4 2,450,500 Debt instruments eligible as capital 7f 11,513,064 7,985,434 Sundry 10d 3 6,219,564 3 9,736,215 Deferred income 3q 2,632,244 2,602,643 Capital - 97,148,000 9 7,148,000 Capital reserves - 1,847,973 1,732,340 Revenue reserves - 3 0,060,922 31,741,787 Equity valuation adjustment 3c, 3d and 13e (2,030,745) (3,623,962) (Treasury shares) - (1,306,923) (1,962,762) Total stockholders' equity of controlling shareholders 13 1 25,719,227 1 25,035,403 Non-controlling interests 13f 12,811,577 13,660,793 Total stockholders' equity 1 38,530,804 138,696,196 Total liabilities and stockholders' equity 1,738,339,230 1 ,613,161,655 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 49

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income related to financial operations 116,202,775 106,837,515 Loan, lease and other credit operations - 6 1,646,783 5 7,096,302 Securities and derivative financial instruments - 34,828,164 3 6,021,640 Financial income related to insurance, pension plan and capitalization operations 8c 13,399,354 7,499,333 Foreign exchange operations - 2 ,672,280 2 ,483,903 Compulsory deposits - 3,656,194 3 ,736,337 Expenses related to financial operations - (66,571,351) (64,883,700) Money market - (4 3,415,311) (49,019,654) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (1 2,933,282) (7,102,978) Borrowing and onlending 7e (10,222,758) (8,761,068) Income related to financial operations before loan and losses - 49,631,424 41,953,815 Result of provision for loan losses 6 (10,808,870) (8,126,393) Expenses for provision for loan losses - (13,950,493) (11,249,910) Income related to recovery of credits written off as loss - 3,141,623 3,123,517 Gross income related to financial operations - 38,822,554 33,827,422 Other operating revenues (expenses) - (13,345,344) (12,458,015) Banking service fees 10e 19,606,923 19,019,437 Income related to bank charges 10f 9 ,830,137 9 ,340,692 Result from insurance, pension plan and capitalization operations 8c 2,645,519 2,705,639 Personnel expenses 10g (20,582,679) (1 7,552,244) Other administrative expenses 10h (14,786,162) (1 4,583,676) Tax expenses 3p and 11a II (5,340,677) (4 ,639,179) Equity in earnings of affiliates, joint ventures and other investments 9 40,965 4 63,458 Other operating revenues 1,091,485 9 12,862 Other operating expenses 10i (6 ,750,855) (8 ,125,004) Operating income - 25,477,210 21,369,407 Non-operating income 6 2,569 7,480 Income before taxes on income and profit sharing - 25,539,779 21,376,887 Income tax and social contribution 3p and 11a I (5,844,436) (2,241,207) Due on operations for the period - (8,619,920) (6,415,233) Related to temporary differences - 2 ,775,484 4,174,026 Profit sharing – Management Members - Statutory 14b (265,761) (180,749) Non-controlling interests 13f (328,613) (1 83,364) Net income 19,100,969 18,771,567 Weighted average of the number of outstanding shares 13a 9,738,576,007 9,718,025,960 Net income per share – R$ 1.96 1.93 Book value per share - R$ (outstanding at 09/30) 1 2.90 1 2.87 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 50 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income related to financial operations 116,202,775 106,837,515 Loan, lease and other credit operations - 6 1,646,783 5 7,096,302 Securities and derivative financial instruments - 34,828,164 3 6,021,640 Financial income related to insurance, pension plan and capitalization operations 8c 13,399,354 7,499,333 Foreign exchange operations - 2 ,672,280 2 ,483,903 Compulsory deposits - 3,656,194 3 ,736,337 Expenses related to financial operations - (66,571,351) (64,883,700) Money market - (4 3,415,311) (49,019,654) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (1 2,933,282) (7,102,978) Borrowing and onlending 7e (10,222,758) (8,761,068) Income related to financial operations before loan and losses - 49,631,424 41,953,815 Result of provision for loan losses 6 (10,808,870) (8,126,393) Expenses for provision for loan losses - (13,950,493) (11,249,910) Income related to recovery of credits written off as loss - 3,141,623 3,123,517 Gross income related to financial operations - 38,822,554 33,827,422 Other operating revenues (expenses) - (13,345,344) (12,458,015) Banking service fees 10e 19,606,923 19,019,437 Income related to bank charges 10f 9 ,830,137 9 ,340,692 Result from insurance, pension plan and capitalization operations 8c 2,645,519 2,705,639 Personnel expenses 10g (20,582,679) (1 7,552,244) Other administrative expenses 10h (14,786,162) (1 4,583,676) Tax expenses 3p and 11a II (5,340,677) (4 ,639,179) Equity in earnings of affiliates, joint ventures and other investments 9 40,965 4 63,458 Other operating revenues 1,091,485 9 12,862 Other operating expenses 10i (6 ,750,855) (8 ,125,004) Operating income - 25,477,210 21,369,407 Non-operating income 6 2,569 7,480 Income before taxes on income and profit sharing - 25,539,779 21,376,887 Income tax and social contribution 3p and 11a I (5,844,436) (2,241,207) Due on operations for the period - (8,619,920) (6,415,233) Related to temporary differences - 2 ,775,484 4,174,026 Profit sharing – Management Members - Statutory 14b (265,761) (180,749) Non-controlling interests 13f (328,613) (1 83,364) Net income 19,100,969 18,771,567 Weighted average of the number of outstanding shares 13a 9,738,576,007 9,718,025,960 Net income per share – R$ 1.96 1.93 Book value per share - R$ (outstanding at 09/30) 1 2.90 1 2.87 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 50

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	01/01 to 09/30/2019	01/01 to 09/30/2018
Adjusted net income		**41,690,849**	**42,776,211**
Net income		19,100,969	18,771,567
Adjustments to net income:		22,589,880	24,004,644
Share-based payment		(270,261)	(378,881)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		636,779	(8,558)
Effects of changes in exchange rates on cash and cash equivalents		(1,214,541)	(2,417,923)
Provision for loan losses	6c	13,950,493	11,249,910
Interest and foreign exchange income related to operations with subordinated debt		5,304,792	9,766,103
Change in technical provisions for pension plan and capitalization	8c	10,711,331	14,390,097
Depreciation and amortization		3,361,437	3,221,274
Expense from update / charges on the provision for civil, labor, tax and legal obligations	9b	783,173	737,590
Provision for civil, labor, tax claims and legal liabilities	9b	2,582,667	1,768,498
Interest income related to escrow deposits	9b	(394,174)	(138,273)
Deferred taxes (excluding hedge tax effects)		359,611	4,715,831
Equity in earnings of affiliates, joint ventures and other investments		(940,965)	(463,458)
Income from foreign exchange income related to available-for-sale securities		(8,344,484)	(13,456,140)
Income from foreign exchange income related to held-to-maturity securities		(3,332,017)	(4,411,241)
Income from sale of available-for-sale financial assets		(792,491)	(109,709)
Income from sale of investments, assets held for sale and fixed assets		23,292	115,469
(Gain) loss in non-controlling interests	13f	328,613	183,364
Other		(163,375)	(759,309)
Change in assets and liabilities		**(45,106,785)**	**3,304,749**
(Increase) decrease in assets		**(62,199,280)**	**(41,193,250)**
Short-term Interbank investments		1,553,898	(27,935,456)
Securities and derivative financial instruments (assets / liabilities)		(7,270,982)	20,196,726
Compulsory deposits with the Central Bank of Brazil		7,014,828	12,880,367
Interbank and interbranch accounts (assets / liabilities)		8,163,896	3,927,300
Loan, lease and other credit operations		(57,394,214)	(49,646,941)
Other receivables and other assets		(14,266,706)	(615,246)
(Decrease) increase in liabilities		**17,092,495**	**44,497,999**
Deposits		27,413,634	51,613,664
Deposits received under securities repurchase agreements		(46,733,619)	(9,334,732)
Funds for issuance of securities		19,317,507	11,103,352
Borrowing and onlending		9,822,586	3,816,666
Technical provision for insurance, pension plan and capitalization		1,829,685	(1,438,840)
Other liabilities		9,955,931	(7,999,033)
Deferred income		7,258	169,173
Payment of income tax and social contribution		(4,520,487)	(3,432,251)
Net cash provided by / (used in) operating activities		**(3,415,936)**	**46,080,960**
Dividends / Interest on capital received from associates and joint ventures		488,029	395,254
Funds received from sale of available-for-sale securities		12,171,316	15,381,350
Funds received from redemption of held-to-maturity securities		4,706,789	14,300,731
(Purchase) / Disposal of Assets held for sale		379,127	66,070
Disposal of investments		93,966	93,497
Sale of fixed assets		121,586	116,431
Termination of intangible asset agreements		55,222	1,734
(Purchase) of available-for-sale securities		(27,370,529)	(8,409,289)
(Purchase) of held-to-maturity securities		(153,138)	(2,463,399)
(Purchase) of investments		(42,183)	(7,095,295)
(Purchase) of fixed assets	12b I	(1,157,415)	(935,215)
(Purchase) of intangible assets	12b II	(1,771,453)	(1,001,719)
Net cash provided by / (used in) investing activities		**(12,478,683)**	**10,450,150**
Subordintated debt obligations raisings		3,050,000	3,002,925
Subordintated debt obligations redemptions		(2,208,717)	(11,744,069)
Change in non-controlling interests		342,087	1,559,422
(Gain) loss from delivery of treasury shares		707,945	1,133,502
Purchase of treasury shares	13a	-	(510,308)
Dividends and interest on capital paid to non-controlling interests		(226,185)	(95,727)
Dividends and interest on capital paid		(25,476,564)	(19,801,309)
Net cash provided by / (used in) financing activities		**(23,811,434)**	**(26,455,564)**
Net increase / (decrease) in cash and cash equivalents		**(39,706,053)**	**30,075,546**
Cash and cash equivalents at the beginning of the period		100,901,960	71,235,353
Effects of changes in exchange rates on cash and cash equivalents		1,214,541	2,417,923
Cash and cash equivalents at the end of the period	3a	62,410,448	103,728,822
Cash		27,720,565	29,467,216
Interbank deposits		8,137,495	20,905,509
Securities purchased under agreements to resell - Collateral held		26,552,388	53,356,097

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 51

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income 138,630,538 1 30,697,232 Financial operations 116,202,775 1 06,837,515 Banking services 10e and f 2 9,437,060 2 8,360,129 Result from insurance, pension plan and capitalization operations 2,645,519 2 ,705,639 Result from loan losses 6 (1 0,808,870) (8,126,393) Other 1 ,154,054 9 20,342 Expenses (7 3,322,206) (7 3,008,704) Financial operations (6 6,571,351) (6 4,883,700) Other (6 ,750,855) (8 ,125,004) Inputs purchased from third parties (11,613,151) (1 1,402,376) Materials, energy and others 10h (247,663) (238,898) Third-party services 10h (3 ,405,369) (3 ,234,198) Other (7,960,119) (7 ,929,280) Data processing and telecommunications 10h (3,219,849) (3 ,123,265) Advertising, promotions and publication 10h (921,092) (1 ,052,637) Installations (1,375,448) (1 ,249,731) Transportation 10h (2 69,895) (2 56,211) Security 10h (5 63,662) (565,304) Travel expenses 10h (176,687) (1 64,627) Other (1 ,433,486) (1 ,517,505) Gross added value 5 3,695,181 4 6,286,152 Depreciation and amortization 10h (2,103,386) (1,991,485) Net added value produced by the company 51,591,795 4 4,294,667 Added value received through transfer - Results of equity method 9 40,965 463,458 Total added value to be distributed 52,532,760 44,758,125 Distribution of added value 52,532,760 44,758,125 Personnel 18,982,639 36.1% 1 5,811,689 35.3% Compensation 14,448,054 27.5% 1 2,153,284 27.2% Benefits 3 ,529,055 6.7% 2 ,974,170 6.6% FGTS – government severance pay fund 1 ,005,530 1.9% 6 84,235 1.5% Taxes, fees and contributions 1 3,050,914 24.8% 8,801,690 19.7% Federal 1 1,909,086 22.7% 7 ,742,167 17.3% State 26 0.0% 21 0.0% Municipal 1,141,802 2.2% 1,059,502 2.4% Return on third parties’ capital - Rent 1,069,625 2.0% 1 ,189,815 2.7% Return on capital 1 9,429,582 37.0% 18,954,931 42.3% Dividends and interest on capital 1 1,047,516 21.0% 7 ,709,082 17.2% Retained earnings / (loss) attributable to controlling shareholders 8,053,453 15.3% 1 1,062,485 24.7% Retained earnings / (loss) attributable to non-controlling shareholders 3 28,613 0.6% 183,364 0.4% The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 52 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income 138,630,538 1 30,697,232 Financial operations 116,202,775 1 06,837,515 Banking services 10e and f 2 9,437,060 2 8,360,129 Result from insurance, pension plan and capitalization operations 2,645,519 2 ,705,639 Result from loan losses 6 (1 0,808,870) (8,126,393) Other 1 ,154,054 9 20,342 Expenses (7 3,322,206) (7 3,008,704) Financial operations (6 6,571,351) (6 4,883,700) Other (6 ,750,855) (8 ,125,004) Inputs purchased from third parties (11,613,151) (1 1,402,376) Materials, energy and others 10h (247,663) (238,898) Third-party services 10h (3 ,405,369) (3 ,234,198) Other (7,960,119) (7 ,929,280) Data processing and telecommunications 10h (3,219,849) (3 ,123,265) Advertising, promotions and publication 10h (921,092) (1 ,052,637) Installations (1,375,448) (1 ,249,731) Transportation 10h (2 69,895) (2 56,211) Security 10h (5 63,662) (565,304) Travel expenses 10h (176,687) (1 64,627) Other (1 ,433,486) (1 ,517,505) Gross added value 5 3,695,181 4 6,286,152 Depreciation and amortization 10h (2,103,386) (1,991,485) Net added value produced by the company 51,591,795 4 4,294,667 Added value received through transfer - Results of equity method 9 40,965 463,458 Total added value to be distributed 52,532,760 44,758,125 Distribution of added value 52,532,760 44,758,125 Personnel 18,982,639 36.1% 1 5,811,689 35.3% Compensation 14,448,054 27.5% 1 2,153,284 27.2% Benefits 3 ,529,055 6.7% 2 ,974,170 6.6% FGTS – government severance pay fund 1 ,005,530 1.9% 6 84,235 1.5% Taxes, fees and contributions 1 3,050,914 24.8% 8,801,690 19.7% Federal 1 1,909,086 22.7% 7 ,742,167 17.3% State 26 0.0% 21 0.0% Municipal 1,141,802 2.2% 1,059,502 2.4% Return on third parties’ capital - Rent 1,069,625 2.0% 1 ,189,815 2.7% Return on capital 1 9,429,582 37.0% 18,954,931 42.3% Dividends and interest on capital 1 1,047,516 21.0% 7 ,709,082 17.2% Retained earnings / (loss) attributable to controlling shareholders 8,053,453 15.3% 1 1,062,485 24.7% Retained earnings / (loss) attributable to non-controlling shareholders 3 28,613 0.6% 183,364 0.4% The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 52

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

Assets	Note	09/30/2019	09/30/2018
Current assets		**21,212,354**	**12,278,881**
Cash		**51,645**	**665,008**
Short-term Interbank investments	3b and 4	**9,837,680**	**50,574**
Money market		4,130,514	50,574
Interbank deposits		5,707,166	-
Securities and derivative financial instruments	3c,3d and 5	**8,536,775**	**9,923,907**
Own portfolio		8,536,775	9,923,907
Other receivables		**2,781,304**	**1,634,249**
Income receivable		412,820	29,950
Deferred tax assets	11b I	1,256,295	687,934
Deposits in guarantee for contingent, provisions and legal obrigations		149	93
Sundry		1,112,040	916,272
Other assets – Prepaid expenses	3g	**4,950**	**5,143**
Long term receivables		**40,511,414**	**75,085,726**
Short-term Interbank investments – Interbank deposits	3b and 4	**37,006,425**	**68,681,567**
Securities and derivative financial instruments - Derivative financial instruments	3c, 3d and 5	**35,265**	**2,767,075**
Other receivables		**3,469,724**	**3,637,084**
Deferred tax assets	11b I	504,507	1,670,929
Deposits in guarantee for contingent, provisions and legal obrigations		61,943	17,418
Sundry		2,903,274	1,948,737
Permanent assets		**110,132,518**	**109,000,722**
Investments - Investments in subsidiaries	3h and 12a	**110,132,324**	**109,000,473**
Real estate in use	3i	**194**	**249**
Total assets		**171,856,286**	**196,365,329**
Liabilities			
Current liabilities		**5,487,904**	**22,869,908**
Deposits	3b and 7b	**27,104**	**20,179,972**
Demand deposits		27,104	14,056,529
Interbank deposits		-	6,123,443
Funds from acceptances and issuance of securities	3b and 7d	**-**	**108,490**
Derivative financial instruments	3d and 5f	**-**	**1,582,350**
Other liabilities		**5,460,800**	**999,096**
Social and statutory		482,756	333,125
Tax and social security obligations	3n, 3p and 11c	673,929	659,167
Subordinated debt	7f	4,281,011	-
Sundry		23,104	6,804
Long term liabilities		**40,599,787**	**47,961,870**
Deposits - Interbank deposits	3b and 7b	**-**	**7,859,450**
Derivative financial instruments	3d and 5f	**-**	**927**
Other liabilities		**40,599,787**	**40,101,493**
Tax and social security obligations	3n, 3p and 11c	141,630	172,336
Subordinated debt	7f	28,741,182	31,734,479
Provisions civil and labor		203,911	200,105
Debt instruments eligible as capital	7f	11,513,064	7,985,434
Sundry		-	9,139
Stockholders' equity	13	**125,768,595**	**125,533,551**
Capital		97,148,000	97,148,000
Capital reserves		1,847,973	1,732,340
Revenue reserves		27,389,022	29,160,487
Equity valuation adjustment	3c and 3d	690,523	(544,514)
(Treasury shares)		(1,306,923)	(1,962,762)
Total liabilities		**171,856,286**	**196,365,329**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 53

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income related to financial operations 3 ,280,755 8,299,177 Securities and derivative financial instruments 0 3,280,755 8,299,177 Expenses related to financial operations 0 (1,668,265) (6 ,870,082) Money market (1 ,668,265) (6 ,870,082) Gross income related to financial operations 1 ,612,490 1 ,429,095 Other operating revenues (expenses) 0 16,167,715 1 2,141,618 Personnel expenses 0 (99,261) (102,526) Other administrative expenses 0 (1 09,677) (1 03,728) Tax expenses 11a II (2 78,928) (232,401) Equity in earnings of subsidiaries 12a 16,676,690 1 2,615,402 Other operating revenues (expenses) 0 (21,109) (35,129) Operating income 0 17,780,205 13,570,713 Non-operating income 0 - 1 8,851 Income before taxes on income and profit sharing 0 17,780,205 1 3,589,564 Income tax and social contribution 3p 691,258 1 ,699,840 Due on operations for the period (385,108) (3 17,409) Related to temporary differences 1 ,076,366 2 ,017,249 Profit sharing – Management Members - Statutory (2 0,484) (5,113) Net income 1 8,450,979 15,284,291 Weighted average of the number of outstanding shares 13a 9,738,576,007 9,718,025,960 Net income per share – R$ 1.89 1 .57 Book value per share - R$ (outstanding at 09/30) 12.91 12.92 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 54 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income related to financial operations 3 ,280,755 8,299,177 Securities and derivative financial instruments 0 3,280,755 8,299,177 Expenses related to financial operations 0 (1,668,265) (6 ,870,082) Money market (1 ,668,265) (6 ,870,082) Gross income related to financial operations 1 ,612,490 1 ,429,095 Other operating revenues (expenses) 0 16,167,715 1 2,141,618 Personnel expenses 0 (99,261) (102,526) Other administrative expenses 0 (1 09,677) (1 03,728) Tax expenses 11a II (2 78,928) (232,401) Equity in earnings of subsidiaries 12a 16,676,690 1 2,615,402 Other operating revenues (expenses) 0 (21,109) (35,129) Operating income 0 17,780,205 13,570,713 Non-operating income 0 - 1 8,851 Income before taxes on income and profit sharing 0 17,780,205 1 3,589,564 Income tax and social contribution 3p 691,258 1 ,699,840 Due on operations for the period (385,108) (3 17,409) Related to temporary differences 1 ,076,366 2 ,017,249 Profit sharing – Management Members - Statutory (2 0,484) (5,113) Net income 1 8,450,979 15,284,291 Weighted average of the number of outstanding shares 13a 9,738,576,007 9,718,025,960 Net income per share – R$ 1.89 1 .57 Book value per share - R$ (outstanding at 09/30) 12.91 12.92 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 54

ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Equity valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 97,148,000 1,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 77,610 - - - 7 55,892 1,133,502 Recognition of stock-based payment plans - (378,881) - - - - (378,881) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 3 ,296 - 3 ,296 Equity valuation adjustment: Change in adjustment to market value - - - (997,771) - - (997,771) Remeasurements in liabilities of post-employment benefits - - - 5 ,495 - - 5,495 Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 1 ,885,090 - - 1,885,090 Net income - - - - 1 5,284,291 - 1 5,284,291 Appropriations: Legal reserve - - 764,215 - (764,215) - - Statutory reserves - - 6 ,814,290 - (6,814,290) - - Dividends and interest on capital - - 1,982,841 - (7,709,082) - (5,726,241) Balance at 09/30/2018 97,148,000 1,732,340 29,160,487 (544,514) - (1,962,762) 1 25,533,551 Changes in the period - (1,271) (4,645,937) 892,814 - 780,005 (2,974,389) Balance at 01/01/2019 9 7,148,000 1 ,923,056 3 5,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 49,761 - - - 512,767 862,528 Recognition of stock-based payment plans - (424,844) - - - - (424,844) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 40,578 - 40,578 Equity valuation adjustment: Change in adjustment to market value - - - 1 ,286,710 - - 1 ,286,710 Remeasurements in liabilities of post-employment benefits - - - (64,100) - - (64,100) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 235,869 - - 235,869 Net income - - - - 18,450,979 - 18,450,979 Appropriations: Legal reserve - - 9 22,549 - (922,549) - - Statutory reserves - - 6 ,521,492 - (6,521,492) - - Dividends - - 2 ,065,623 - (11,047,516) - (8,981,893) Balance at 09/30/2019 97,148,000 1,847,973 27,389,022 6 90,523 - (1,306,923) 125,768,595 Changes in the period - (75,083) (7,990,649) 1,458,479 - 5 12,767 (6,094,486) The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 55 ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Equity valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 01/01/2018 97,148,000 1,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 5 34,421 - Result of delivery of treasure shares - 3 77,610 - - - 7 55,892 1,133,502 Recognition of stock-based payment plans - (378,881) - - - - (378,881) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 3 ,296 - 3 ,296 Equity valuation adjustment: Change in adjustment to market value - - - (997,771) - - (997,771) Remeasurements in liabilities of post-employment benefits - - - 5 ,495 - - 5,495 Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 1 ,885,090 - - 1,885,090 Net income - - - - 1 5,284,291 - 1 5,284,291 Appropriations: Legal reserve - - 764,215 - (764,215) - - Statutory reserves - - 6 ,814,290 - (6,814,290) - - Dividends and interest on capital - - 1,982,841 - (7,709,082) - (5,726,241) Balance at 09/30/2018 97,148,000 1,732,340 29,160,487 (544,514) - (1,962,762) 1 25,533,551 Changes in the period - (1,271) (4,645,937) 892,814 - 780,005 (2,974,389) Balance at 01/01/2019 9 7,148,000 1 ,923,056 3 5,379,671 (767,956) - (1,819,690) 1 31,863,081 Result of delivery of treasure shares - 3 49,761 - - - 512,767 862,528 Recognition of stock-based payment plans - (424,844) - - - - (424,844) Payment of interest on capital on 03/07/2019 – declared after 12/31/2018 - R$ 1.8001 per share - - (17,500,313) - - - (17,500,313) Unclaimed dividends and Interest on capital - - - - 40,578 - 40,578 Equity valuation adjustment: Change in adjustment to market value - - - 1 ,286,710 - - 1 ,286,710 Remeasurements in liabilities of post-employment benefits - - - (64,100) - - (64,100) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 235,869 - - 235,869 Net income - - - - 18,450,979 - 18,450,979 Appropriations: Legal reserve - - 9 22,549 - (922,549) - - Statutory reserves - - 6 ,521,492 - (6,521,492) - - Dividends - - 2 ,065,623 - (11,047,516) - (8,981,893) Balance at 09/30/2019 97,148,000 1,847,973 27,389,022 6 90,523 - (1,306,923) 125,768,595 Changes in the period - (75,083) (7,990,649) 1,458,479 - 5 12,767 (6,094,486) The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 55

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Adjusted net income 1,859,088 7,300,918 Net income 18,450,979 15,284,291 Adjustments to net income: (16,591,891) (7,983,373) Share-based payment (270,261) (244,291) Interest and foreign exchange expense related to operations with subordinated debt 4,702,113 6,821,011 Deferred taxes (1,076,366) (2,017,249) Equity in earnings of subsidiaries 12a (16,676,690) (12,615,402) Amortization of goodwill 33,868 38,620 Effects of changes in exchange rates on cash and cash equivalents (3,304,598) 33,911 Other 43 27 Change in assets and liabilities (805,902) 24,084,134 (Increase) / decrease in short-term Interbank investments 22,268,958 13,884,699 (Increase) / decrease in securities and derivative financial instruments 4,157,085 4,979,323 (Increase) / decrease in other receivables and other assets 46,742 160,312 Increase / (decrease) in deposits (26,970,075) 5,120,577 Increase / (decrease) in funds for issuance of securities (6,617) (3,392,899) Increase / (decrease) in other liabilities (288,993) 3,350,808 Payment of income tax and social contribution (13,002) (18,686) Net cash provided by / (used in) operating activities 1,053,186 31,385,052 Dividends and interest on capital received 19,524,329 3,625,894 (Purchase) / disposal sale of investments - (14,499,995) (Purchase) sale of fixed assets - (229) Net cash provided by / (used in) investing activities 19,524,329 (10,874,330) Subordintated debt obligations raisings 3,050,000 - Subordintated debt obligations redemptions (1,628,114) (1,191,590) (Gain) loss from delivery of treasury shares 707,945 998,912 Purchase of treasury shares - (510,308) Dividends and interest on capital paid (25,476,564) (19,801,309) Net cash provided by / (used in) financing activities (23,346,733) (20,504,295) Net increase / (decrease) in cash and cash equivalents (2,769,218) 6,427 Cash and cash equivalents at the beginning of the period 3,646,779 743,066 Effects of changes in exchange rates on cash and cash equivalents 3,304,598 (33,911) Cash and cash equivalents at the end of the period 3a 4,182,159 715,582 Cash 51,645 665,008 Securities purchased under agreements to resell - Collateral held 4,130,514 50,574 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 56 ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Adjusted net income 1,859,088 7,300,918 Net income 18,450,979 15,284,291 Adjustments to net income: (16,591,891) (7,983,373) Share-based payment (270,261) (244,291) Interest and foreign exchange expense related to operations with subordinated debt 4,702,113 6,821,011 Deferred taxes (1,076,366) (2,017,249) Equity in earnings of subsidiaries 12a (16,676,690) (12,615,402) Amortization of goodwill 33,868 38,620 Effects of changes in exchange rates on cash and cash equivalents (3,304,598) 33,911 Other 43 27 Change in assets and liabilities (805,902) 24,084,134 (Increase) / decrease in short-term Interbank investments 22,268,958 13,884,699 (Increase) / decrease in securities and derivative financial instruments 4,157,085 4,979,323 (Increase) / decrease in other receivables and other assets 46,742 160,312 Increase / (decrease) in deposits (26,970,075) 5,120,577 Increase / (decrease) in funds for issuance of securities (6,617) (3,392,899) Increase / (decrease) in other liabilities (288,993) 3,350,808 Payment of income tax and social contribution (13,002) (18,686) Net cash provided by / (used in) operating activities 1,053,186 31,385,052 Dividends and interest on capital received 19,524,329 3,625,894 (Purchase) / disposal sale of investments - (14,499,995) (Purchase) sale of fixed assets - (229) Net cash provided by / (used in) investing activities 19,524,329 (10,874,330) Subordintated debt obligations raisings 3,050,000 - Subordintated debt obligations redemptions (1,628,114) (1,191,590) (Gain) loss from delivery of treasury shares 707,945 998,912 Purchase of treasury shares - (510,308) Dividends and interest on capital paid (25,476,564) (19,801,309) Net cash provided by / (used in) financing activities (23,346,733) (20,504,295) Net increase / (decrease) in cash and cash equivalents (2,769,218) 6,427 Cash and cash equivalents at the beginning of the period 3,646,779 743,066 Effects of changes in exchange rates on cash and cash equivalents 3,304,598 (33,911) Cash and cash equivalents at the end of the period 3a 4,182,159 715,582 Cash 51,645 665,008 Securities purchased under agreements to resell - Collateral held 4,130,514 50,574 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 56

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income 4,215,791 10,362,024 Financial operations 3,280,755 8,299,177 Other 935,036 2,062,847 Expenses (1,682,484) (6,914,122) Financial operations (1,668,265) (6,870,082) Other (14,219) (44,040) Inputs purchased from third parties (108,830) (103,156) Third-party services (31,360) (20,828) Advertising, promotions and publication (43,437) (34,794) Expenses for financial system services (20,082) (26,710) Other (13,951) (20,824) Gross added value 2,424,477 3,344,746 Deprecitation and amortization (33,912) (38,647) Net added value produced by the company 2,390,565 3,306,099 Added value received through transfer - Results of equity method 12a 16,676,690 12,615,402 Total added value to be distributed 19,067,255 15,921,501 Distribution of added value 19,067,255 15,921,501 Personnel 92,780 73,829 Compensation 89,542 70,122 Benefits 2,431 2,452 FGTS – government severance pay fund 807 1,255 Taxes, fees and contributions 522,649 562,809 Federal 522,649 562,268 Municipal - 541 Return on third parties’ capital - Rent 847 572 Return on capital 18,450,979 15,284,291 Dividends and interest on capital 11,047,516 7,709,082 Retained earnings for the period 7,403,463 7,575,209 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 57 ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In thousands of Reais) 01/01 to 01/01 to Note 09/30/2019 09/30/2018 Income 4,215,791 10,362,024 Financial operations 3,280,755 8,299,177 Other 935,036 2,062,847 Expenses (1,682,484) (6,914,122) Financial operations (1,668,265) (6,870,082) Other (14,219) (44,040) Inputs purchased from third parties (108,830) (103,156) Third-party services (31,360) (20,828) Advertising, promotions and publication (43,437) (34,794) Expenses for financial system services (20,082) (26,710) Other (13,951) (20,824) Gross added value 2,424,477 3,344,746 Deprecitation and amortization (33,912) (38,647) Net added value produced by the company 2,390,565 3,306,099 Added value received through transfer - Results of equity method 12a 16,676,690 12,615,402 Total added value to be distributed 19,067,255 15,921,501 Distribution of added value 19,067,255 15,921,501 Personnel 92,780 73,829 Compensation 89,542 70,122 Benefits 2,431 2,452 FGTS – government severance pay fund 807 1,255 Taxes, fees and contributions 522,649 562,809 Federal 522,649 562,268 Municipal - 541 Return on third parties’ capital - Rent 847 572 Return on capital 18,450,979 15,284,291 Dividends and interest on capital 11,047,516 7,709,082 Retained earnings for the period 7,403,463 7,575,209 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 57

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 09/30 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 20 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These individual and consolidated financial statements were approved by the Board of Directors on November 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 58 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 09/30 of 2019 and 2018 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 20 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These individual and consolidated financial statements were approved by the Board of Directors on November 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 58

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, and the operations of the companies, Special Purpose Entities and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Equity Valuation Adjustment for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 59 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, and the operations of the companies, Special Purpose Entities and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Equity Valuation Adjustment for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 59

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We list below the main companies which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital at		Interest in total capital at	
					09/30/2019	09/30/2018	09/30/2019	09/30/2018
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 60

c) Business development Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 61 c) Business development Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 million then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 61

Note 3 – Summary of significant accounting practices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money market with original maturities not exceeding 90 days. b) Short-term Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 62 Note 3 – Summary of significant accounting practices a) Cash and cash equivalents - Defined as cash and current accounts in banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money market with original maturities not exceeding 90 days. b) Short-term Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, They are marked to market, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are marked to market, with a counter-entry to a specific account in stockholders’ equity; · Held-to-maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, but are not marked to market. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in market value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 62

· Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations. This heading also covers unearned reinsurance premiums (Note 3m) and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines an investment as a joint venture when it has rights over its assets and obligations for related liabilities. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 63 · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to market value by setting up a provision in accordance with current regulations. This heading also covers unearned reinsurance premiums (Note 3m) and prepaid expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines an investment as a joint venture when it has rights over its assets and obligations for related liabilities. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 63

j) Goodwill – Corresponds to the surplus amount paid for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from social security contributions, gross revenue from capitalization certificates and the respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 64 j) Goodwill – Corresponds to the surplus amount paid for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. . Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from social security contributions, gross revenue from capitalization certificates and the respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 64

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes, and which are liquid, are only recognized upon judicial notification. Since receivables are recognized simultaneously, there is no effect on results. Legal Liabilities, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 65 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes, and which are liquid, are only recognized upon judicial notification. Since receivables are recognized simultaneously, there is no effect on results. Legal Liabilities, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 65

o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 66 o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available-for-sale financial assets to market, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in Equity valuation adjustment in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 66

Note 4 - Interbank investments

	09/30/2019						09/30/2018	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Securities purchased under agreements to resell	**34,539,201**	**205,859,443**	**-**	**13,281**	**240,411,925**	**87.7**	**289,380,316**	**90.2**
Collateral held [(1)]	5,547,898	28,411,105	-	13,281	33,972,284	12.4	57,411,021	17.9
Collateral repledge	24,990,706	153,887,359	-	-	178,878,065	65.3	190,071,349	59.2
Assets received as collateral with right to sell or repledge	9,918,676	5,409,245	-	-	15,327,921	5.6	27,976,536	8.7
Assets received as collateral without right to sell or repledge	15,072,030	148,478,114	-	-	163,550,144	59.7	162,094,813	50.5
Short position	4,000,597	23,560,979	-	-	27,561,576	10.0	41,897,946	13.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**1,856,844**	**159,630**	**-**	**-**	**2,016,474**	**0.7**	**2,940,980**	**0.9**
Short-term Interbank deposits	**22,658,385**	**4,119,406**	**3,548,573**	**1,384,496**	**31,710,860**	**11.6**	**28,643,909**	**8.9**
Total [(2)]	**59,054,430**	**210,138,479**	**3,548,573**	**1,397,777**	**274,139,259**	**100.0**	**320,965,205**	**100.0**
% per maturity date	21.5	76.7	1.3	0.5	100.0			
Total – 09/30/2018	**203,649,142**	**105,404,033**	**10,952,561**	**959,469**	**320,965,205**			
% per maturity date	63.5	32.8	3.4	0.3	100.0			

(1) Includes R$ 7,497,950 (R$ 2,509,631 at 09/30/2018) related to Securities purchased under agreements to resell with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank;

(2) Includes a securities valuation allowance in the amount of R$ (5,935) (R$ (9,436) at 09/30/2018).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Securities purchased under agreements to resell – Funded position falling due in up to 30 days amounting to R$ 4,130,514 (R$ 50,574 at 09/30/2018), Short-term Interbank deposits with maturity from 181 to 365 days R$ 5,707,166 and over 365 days amounting to R$ 37,006,425 (R$ 68,681,567 at 09/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 67

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2019											09/30/2018
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
		Results	Stockholders' equity									
Government securities - Brazil	**152,888,927**	**1,419,008**	**3,830,167**	**158,138,102**	**30.9**	**3,998,423**	**39,142**	**3,751,444**	**9,329,323**	**20,528,162**	**120,491,608**	**130,464,712**
Financial treasury bills	29,010,439	583	2	29,011,024	5.7	-	-	985,974	698,992	7,693,957	19,632,101	26,481,430
National treasury bills	17,156,255	70,696	75,106	17,302,057	3.4	1,925,068	-	1,634,499	6,191,404	1,445,527	6,105,559	21,013,883
National treasury notes	69,508,397	1,217,799	3,062,838	73,789,034	14.4	10,906	39,122	159,022	1,776,559	4,751,452	67,051,973	46,844,172
National treasury / securitization	159,070	(227)	38,143	196,986	0.0	-	20	15	52	63	196,836	197,898
Brazilian external debt bonds	37,054,766	130,157	654,078	37,839,001	7.4	2,062,449	-	971,934	662,316	6,637,163	27,505,139	35,927,329
Government securities - abroad	**37,656,252**	**(45,795)**	**(180,267)**	**37,430,190**	**7.3**	**1,763,593**	**3,341,330**	**4,846,903**	**8,425,999**	**11,395,788**	**7,656,577**	**28,272,796**
Germany	22,877	-	40	22,917	0.0	-	-	-	-	22,917	-	-
Argentina	1,037,077	(53,824)	-	983,253	0.2	862,454	3,810	29,994	38,851	46,267	1,877	713,682
Chile	12,014,298	1,858	162,646	12,178,802	2.4	23,296	5,046	796,991	1,955,661	3,896,549	5,501,259	7,818,835
Colombia	3,456,048	6,010	24,211	3,486,269	0.7	59,391	125,320	355,250	832,227	695,393	1,418,688	7,000,305
Korea	3,430,290	-	-	3,430,290	0.7	-	-	-	1,832,440	1,597,850	-	1,944,229
Denmark	-	-	-	-	0.0	-	-	-	-	-	-	492,518
Spain	4,973,635	-	(1)	4,973,634	1.0	-	340,798	212,280	863,737	3,556,819	-	3,079,731
United States	3,386,621	(5)	(4,489)	3,382,127	0.7	216,776	624,385	798,225	680,844	750,364	311,533	2,363,229
Italy	145,536	-	1,522	147,058	0.0	-	-	-	-	147,058	-	-
Mexico	6,491,625	(66)	(176,573)	6,314,986	1.2	189,166	2,164,108	2,312,379	1,599,965	-	49,368	2,326,543
Panama	21,143	-	94	21,237	0.0	-	-	21,237	-	-	-	-
Paraguay	1,932,336	84	(184,853)	1,747,567	0.3	404,092	65,139	92,841	546,002	421,976	217,517	1,640,137
Uruguay	735,929	(349)	(2,853)	732,727	0.1	8,418	12,724	227,706	76,235	260,595	147,049	890,811
Other	8,837	497	(11)	9,323	0.0	-	-	-	37	-	9,286	2,776
Corporate securities	**73,776,798**	**(352,340)**	**866,125**	**74,290,583**	**14.6**	**10,379,449**	**1,659,143**	**1,538,354**	**9,821,795**	**5,492,267**	**45,399,575**	**59,253,227**
Shares	5,401,487	(409,157)	113,444	5,105,774	1.0	5,105,774	-	-	-	-	-	3,492,940
Rural product note	4,655,051	-	54,861	4,709,912	1.0	63,368	222,677	339,163	785,110	479,026	2,820,568	4,100,342
Bank deposit certificates	672,971	(40)	(1)	672,930	0.1	246,166	97,310	57,772	271,507	175	-	680,071
Real estate receivables certificates	9,084,267	10,950	55,587	9,150,804	1.8	-	-	-	47,944	226,781	8,876,079	11,967,235
Fund quotas	4,320,900	8,998	-	4,329,898	0.9	4,329,898	-	-	-	-	-	2,693,625
Credit rights	2,978,337	-	-	2,978,337	0.6	2,978,337	-	-	-	-	-	256,668
Fixed income	954,079	331	-	954,410	0.2	954,410	-	-	-	-	-	1,158,694
Variable income	388,484	8,667	-	397,151	0.1	397,151	-	-	-	-	-	1,278,263
Debentures	38,126,181	37,770	578,853	38,742,804	7.6	18,514	179,234	37,591	6,923,554	2,502,404	29,081,507	24,537,733
Eurobonds and others	5,434,793	(4,631)	48,099	5,478,261	1.1	306,201	128,592	821,166	769,792	784,738	2,667,772	6,146,805
Financial bills	2,213,440	(858)	-	2,212,582	0.4	31,765	172,423	167,036	397,212	1,014,427	429,719	2,333,504
Promissory notes	2,635,609	-	11,588	2,647,197	0.5	21,640	761,316	73,949	620,485	475,447	694,360	1,566,168
Other	1,232,099	4,628	3,694	1,240,421	0.2	256,123	97,591	41,677	6,191	9,269	829,570	1,734,804
PGBL / VGBL fund quotas [(1)]	**199,923,581**	**-**	**-**	**199,923,581**	**39.2**	**199,923,581**	**-**	**-**	**-**	**-**	**-**	**181,627,600**
Subtotal - securities	**464,245,558**	**1,020,873**	**4,516,025**	**469,782,456**	**92.0**	**216,065,046**	**5,039,615**	**10,136,701**	**27,577,117**	**37,416,217**	**173,547,760**	**399,618,335**
Trading securities	299,867,012	1,020,873	-	300,887,885	59.0	211,058,825	351,302	3,577,625	5,392,160	13,520,202	66,987,771	258,771,877
Available-for-sale securities	124,872,996	-	4,516,025	129,389,021	25.3	3,561,077	4,572,222	6,481,159	17,758,129	17,456,233	79,560,201	98,575,791
Held-to-maturity securities [(2)]	39,505,550	-	-	39,505,550	7.7	1,445,144	116,091	77,917	4,426,828	6,439,782	26,999,788	42,270,667
Derivative financial instruments	**19,977,952**	**20,896,047**	**-**	**40,873,999**	**8.0**	**3,754,804**	**2,743,013**	**4,898,312**	**3,235,481**	**5,377,591**	**20,864,798**	**28,641,569**
Total securities and derivative financial instruments (assets)	**484,223,510**	**21,916,920**	**4,516,025**	**510,656,455**	**100.0**	**219,819,850**	**7,782,628**	**15,035,013**	**30,812,598**	**42,793,808**	**194,412,558**	**428,259,904**
Derivative financial instruments (liabilities)	**(25,418,901)**	**(22,021,686)**	**-**	**(47,440,587)**		**(3,208,492)**	**(3,988,638)**	**(5,663,595)**	**(3,975,669)**	**(9,333,591)**	**(21,270,602)**	**(31,827,170)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to market value in the amount of R$ 3,305,302 (R$ 123,094 at 09/30/2018), according to Note 5e.

During the period ended September 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (359,501) of impairment losses of Available-for-Sales Financial Assets (R$ (952,265) and R$ (119,553) of Held-to-Maturity Financial Assets until maturity on September 30, 2018). Transactions with Securities and Derivative Financial Instruments totaled R$ 633,352 (R$ 566,749 at September 30, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 68

b) Summary by portfolio

	09/30/2019							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**81,488,912**	**42,761,600**	**15,726,401**	**1,374,275**	**4,366,870**	**-**	**12,420,044**	**158,138,102**
Financial treasury bills	22,675,954	3,545,645	413,926	533,342	523,009	-	1,319,148	29,011,024
National treasury bills	8,644,385	8,164,135	204,278	18,342	-	-	270,917	17,302,057
National treasury notes	27,601,357	31,051,820	45,851	416,166	3,843,861	-	10,829,979	73,789,034
National treasury / Securitization	196,986	-	-	-	-	-	-	196,986
Brazilian external debt bonds	22,370,230	-	15,062,346	406,425	-	-	-	37,839,001
Government securities - abroad	**33,464,314**	**553,214**	**225,622**	**3,027,218**	**-**	**-**	**159,822**	**37,430,190**
Germany	22,917	-	-	-	-	-	-	22,917
Argentina	959,360	6,518	-	17,375	-	-	-	983,253
Chile	11,770,093	210,738	-	38,149	-	-	159,822	12,178,802
Colombia	3,171,964	-	147,957	166,348	-	-	-	3,486,269
Korea	2,236,221	-	-	1,194,069	-	-	-	3,430,290
Spain	3,770,413	-	-	1,203,221	-	-	-	4,973,634
United States	2,997,624	-	-	384,503	-	-	-	3,382,127
Italy	147,058	-	-	-	-	-	-	147,058
Mexico	6,314,986	-	-	-	-	-	-	6,314,986
Panama	21,237	-	-	-	-	-	-	21,237
Paraguay	1,403,809	335,958	-	7,800	-	-	-	1,747,567
Uruguay	639,309	-	77,665	15,753	-	-	-	732,727
Other	9,323	-	-	-	-	-	-	9,323
Corporate securities	**57,160,662**	**10,039,277**	**-**	**3,959,533**	**-**	**-**	**3,131,111**	**74,290,583**
Shares	5,102,852	-	-	2,922	-	-	-	5,105,774
Rural product note	4,709,912	-	-	-	-	-	-	4,709,912
Bank deposit certificates	268,915	-	-	567	-	-	403,448	672,930
Real estate receivables certificates	9,150,804	-	-	-	-	-	-	9,150,804
Fund quotas	4,053,973	-	-	125,700	-	-	150,225	4,329,898
Credit rights	2,978,337	-	-	-	-	-	-	2,978,337
Fixed income	680,206	-	-	123,979	-	-	150,225	954,410
Variable income	395,430	-	-	1,721	-	-	-	397,151
Debentures	24,199,972	10,039,277	-	3,805,784	-	-	697,771	38,742,804
Eurobonds and other	5,448,622	-	-	22,012	-	-	7,627	5,478,261
Financial bills	337,994	-	-	2,548	-	-	1,872,040	2,212,582
Promissory notes	2,647,197	-	-	-	-	-	-	2,647,197
Other	1,240,421	-	-	-	-	-	-	1,240,421
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**199,923,581**	**199,923,581**
Subtotal - securities	**172,113,888**	**53,354,091**	**15,952,023**	**8,361,026**	**4,366,870**	**-**	**215,634,558**	**469,782,456**
Trading securities	62,446,761	25,543,258	2,686,808	1,704,648	3,743,073	-	204,763,337	300,887,885
Available-for-sale securities	80,748,787	27,810,833	6,925,352	6,656,378	623,797	-	6,623,874	129,389,021
Held-to-maturity securities	28,918,340	-	6,339,863	-	-	-	4,247,347	39,505,550
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**40,873,999**	**-**	**40,873,999**
Total securities and derivative financial instruments (assets)	**172,113,888**	**53,354,091**	**15,952,023**	**8,361,026**	**4,366,870**	**40,873,999**	**215,634,558**	**510,656,455**
Total securities and derivative financial instruments (assets) – 09/30/2018	**132,551,337**	**25,323,216**	**35,378,568**	**8,442,807**	**3,494,518**	**28,641,569**	**194,427,889**	**428,259,904**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 69

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2019										09/30/2018
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - Brazil	**81,708,495**	**1,419,008**	**83,127,503**	**27.6**	**1,932,406**	**39,142**	**2,692,426**	**3,936,712**	**11,642,425**	**62,884,392**	**65,406,830**
Financial treasury bills	28,763,693	583	28,764,276	9.6	-	-	756,663	698,992	7,693,089	19,615,532	26,249,267
National treasury bills	8,748,124	70,696	8,818,820	2.9	1,918,402	-	849,518	966,128	1,143,722	3,941,050	11,726,934
National treasury notes	38,615,183	1,217,799	39,832,982	13.2	10,906	39,122	159,022	1,709,977	1,669,328	36,244,627	24,154,279
National treasury / Securitization	438	(227)	211	0.0	-	20	15	52	63	61	417
Brazilian external debt bonds	5,581,057	130,157	5,711,214	1.9	3,098	-	927,208	561,563	1,136,223	3,083,122	3,275,933
Government securities - abroad	**2,562,571**	**(45,795)**	**2,516,776**	**0.9**	**887,148**	**26,088**	**332,648**	**350,260**	**202,922**	**717,710**	**1,595,255**
Argentina	1,037,077	(53,824)	983,253	0.4	862,454	3,810	29,994	38,851	46,267	1,877	538,482
Chile	386,385	1,858	388,243	0.1	16,821	3,620	8,379	84,639	41,689	233,095	369,791
Colombia	769,736	6,010	775,746	0.3	-	5,935	275,355	44,497	37,113	412,846	359,273
United States	146,129	(5)	146,124	0.0	-	-	-	146,124	-	-	120,642
Mexico	50,371	(66)	50,305	0.0	-	-	937	-	-	49,368	10,444
Paraguay	2,242	84	2,326	0.0	-	-	-	-	-	2,326	1,252
Uruguay	162,080	(349)	161,731	0.1	7,873	12,723	17,983	36,149	77,853	9,150	192,859
Other	8,551	497	9,048	0.0	-	-	-	-	-	9,048	2,512
Corporate securities	**15,672,365**	**(352,340)**	**15,320,025**	**5.1**	**8,315,690**	**286,072**	**552,551**	**1,105,188**	**1,674,855**	**3,385,669**	**10,142,192**
Shares	4,452,918	(409,157)	4,043,761	1.3	4,043,761	-	-	-	-	-	3,017,923
Bank deposit certificates	458,178	(40)	458,138	0.2	117,084	68,808	568	271,503	175	-	177,144
Real estate receivables certificates	521,912	10,950	532,862	0.2	-	-	-	-	-	532,862	64,641
Fund quotas	4,107,391	8,998	4,116,389	1.3	4,116,389	-	-	-	-	-	2,380,396
Credit rights	2,978,337	-	2,978,337	1.0	2,978,337	-	-	-	-	-	256,668
Fixed income	740,570	331	740,901	0.2	740,901	-	-	-	-	-	845,465
Variable income	388,484	8,667	397,151	0.1	397,151	-	-	-	-	-	1,278,263
Debentures	1,627,920	37,770	1,665,690	0.6	6,691	21,555	9,832	66,942	462,080	1,098,590	1,598,137
Eurobonds and other	2,142,910	(4,631)	2,138,279	0.7	-	11,421	375,115	363,340	188,904	1,199,499	717,477
Financial bills	2,213,440	(858)	2,212,582	0.7	31,765	172,423	167,036	397,212	1,014,427	429,719	2,094,860
Other	147,696	4,628	152,324	0.1	-	11,865	-	6,191	9,269	124,999	91,614
PGBL / VGBL fund quotas	**199,923,581**	**-**	**199,923,581**	**66.4**	**199,923,581**	**-**	**-**	**-**	**-**	**-**	**181,627,600**
Total	**299,867,012**	**1,020,873**	**300,887,885**	**100.0**	**211,058,825**	**351,302**	**3,577,625**	**5,392,160**	**13,520,202**	**66,987,771**	**258,771,877**
% per maturity date					70.1	0.1	1.2	1.8	4.5	22.3	
Total – 09/30/2018	**259,730,754**	**(958,877)**	**258,771,877**	**100.0**	**189,071,705**	**676,786**	**1,492,307**	**6,114,086**	**6,352,613**	**55,064,380**	
% per maturity date					73.0	0.3	0.6	2.4	2.5	21.2	

As of September 30, 2019, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 8,536,775 with maturity above 365 days (R$ 6,229,430 in National Treasury Notes and R$ 3,691,697 in National Treasury Bills as of September 30, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 70

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2019										09/30/2018
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - Brazil	**39,837,856**	**3,830,167**	**43,668,023**	**33.9**	**936,387**	**-**	**1,059,018**	**1,242,203**	**2,672,736**	**37,757,679**	**34,741,889**
Financial treasury bills	246,746	2	246,748	0.2	-	-	229,311	-	868	16,569	232,163
National treasury bills	4,290,261	75,106	4,365,367	3.4	6,666	-	784,981	1,107,406	301,805	2,164,509	5,500,119
National treasury notes	23,947,038	3,062,838	27,009,876	20.9	-	-	-	34,044	1,222,971	25,752,861	15,919,174
National treasury / Securitization	158,632	38,143	196,775	0.2	-	-	-	-	-	196,775	197,481
Brazilian external debt bonds	11,195,179	654,078	11,849,257	9.2	929,721	-	44,726	100,753	1,147,092	9,626,965	12,892,952
Government securities - abroad	**34,723,323**	**(180,267)**	**34,543,056**	**26.5**	**817,054**	**3,284,877**	**4,478,015**	**7,847,263**	**11,192,866**	**6,922,981**	**26,241,227**
Germany	22,877	40	22,917	0.0	-	-	-	-	22,917	-	-
Argentina	-	-	-	0.0	-	-	-	-	-	-	175,200
Chile	11,627,913	162,646	11,790,559	9.1	6,475	1,426	788,612	1,871,022	3,854,860	5,268,164	7,449,044
Colombia	2,331,877	24,211	2,356,088	1.8	-	89,020	43,655	559,291	658,280	1,005,842	6,219,943
Korea	3,430,290	-	3,430,290	2.7	-	-	-	1,832,440	1,597,850	-	1,944,229
Denmark	-	-	-	0.0	-	-	-	-	-	-	492,518
Spain	4,973,635	(1)	4,973,634	3.8	-	340,798	212,280	863,737	3,556,819	-	3,079,731
United States	3,240,492	(4,489)	3,236,003	2.5	216,776	624,385	798,225	534,720	750,364	311,533	2,242,587
Italy	145,536	1,522	147,058	0.1	-	-	-	-	147,058	-	-
Mexico	6,441,254	(176,573)	6,264,681	4.8	189,166	2,164,108	2,311,442	1,599,965	-	-	2,316,099
Panama	21,143	94	21,237	0.0	-	-	21,237	-	-	-	-
Paraguay	1,930,094	(184,853)	1,745,241	1.3	404,092	65,139	92,841	546,002	421,976	215,191	1,638,885
Uruguay	557,963	(2,853)	555,110	0.4	545	1	209,723	40,086	182,742	122,013	682,760
Other	249	(11)	238	0.0	-	-	-	-	-	238	231
Corporate securities	**50,311,817**	**866,125**	**51,177,942**	**39.6**	**1,807,636**	**1,287,345**	**944,126**	**8,668,663**	**3,590,631**	**34,879,541**	**37,592,675**
Shares	948,569	113,444	1,062,013	0.8	1,062,013	-	-	-	-	-	475,017
Rural product note	4,655,051	54,861	4,709,912	3.6	63,368	222,677	339,163	785,110	479,026	2,820,568	4,100,342
Bank deposit certificate	214,793	(1)	214,792	0.2	129,082	28,502	57,204	4	-	-	502,927
Real estate receivables certificates	1,159,560	55,587	1,215,147	0.9	-	-	-	-	-	1,215,147	1,437,069
Fund quotas	213,509	-	213,509	0.2	213,509	-	-	-	-	-	313,229
Debentures	36,491,967	578,853	37,070,820	28.8	11,823	157,679	27,759	6,856,612	2,040,324	27,976,623	22,933,368
Eurobonds and other	3,291,883	48,099	3,339,982	2.6	306,201	117,171	446,051	406,452	595,834	1,468,273	5,424,896
Financial bills	-	-	-	0.0	-	-	-	-	-	-	238,644
Promissory notes	2,635,609	11,588	2,647,197	2.0	21,640	761,316	73,949	620,485	475,447	694,360	1,566,168
Other	700,876	3,694	704,570	0.5	-	-	-	-	-	704,570	601,015
Total	**124,872,996**	**4,516,025**	**129,389,021**	**100.0**	**3,561,077**	**4,572,222**	**6,481,159**	**17,758,129**	**17,456,233**	**79,560,201**	**98,575,791**
% per maturity date					2.8	3.5	5.0	13.7	13.5	61.5	
Total – 09/30/2018	**99,966,679**	**(1,390,888)**	**98,575,791**	**100.0**	**3,627,361**	**4,456,632**	**3,598,717**	**10,060,137**	**21,352,550**	**55,480,394**	
% per maturity date					3.7	4.5	3.7	10.2	21.7	56.2	

At September 30, 2019, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds with maturity from over 365 days, with no amount as of that date (R$ 2,780 at September 30,2018)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 71

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 09/30/2019, not considered in results, is an impairment loss of R$ 288,647 (R$ 382,798 at 09/30/2018).

	09/30/2019									09/30/2018	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - Brazil	**31,342,576**	**79.3**	**1,129,630**	**-**	**-**	**4,150,408**	**6,213,001**	**19,849,537**	**34,406,258**	**30,315,993**	**30,278,006**
National treasury bills	4,117,870	10.4	-	-	-	4,117,870	-	-	4,225,995	3,786,830	3,762,208
National treasury notes	6,946,176	17.6	-	-	-	32,538	1,859,153	5,054,485	8,719,158	6,770,719	7,349,757
Brazilian external debt bonds	20,278,530	51.3	1,129,630	-	-	-	4,353,848	14,795,052	21,461,105	19,758,444	19,166,041
Government securities - abroad	**370,358**	**0.9**	**59,391**	**30,365**	**36,240**	**228,476**	**-**	**15,886**	**372,009**	**436,314**	**436,474**
Colombia	354,435	0.9	59,391	30,365	36,240	228,439	-	-	346,787	421,089	414,293
Uruguay	15,886	-	-	-	-	-	-	15,886	25,221	15,192	22,180
Other	37	-	-	-	-	37	-	-	1	33	1
Corporate securities	**7,792,616**	**19.8**	**256,123**	**85,726**	**41,677**	**47,944**	**226,781**	**7,134,365**	**8,032,585**	**11,518,360**	**11,679,281**
Real estate receivables certificates	7,402,795	18.8	-	-	-	47,944	226,781	7,128,070	7,642,764	10,465,525	10,626,446
Debentures	6,294	-	-	-	-	-	-	6,294	6,294	6,228	6,228
Eurobonds and other	-	-	-	-	-	-	-	-	-	4,432	4,432
Other	383,527	1.0	256,123	85,726	41,677	-	-	1	383,527	1,042,175	1,042,175
Total	**39,505,550**	**100.0**	**1,445,144**	**116,091**	**77,917**	**4,426,828**	**6,439,782**	**26,999,788**	**42,810,852**	**42,270,667**	**42,393,761**
% per maturity date			3.7	0.3	0.2	11.3	16.3	68.2			
Total – 09/30/2018	**42,270,667**	**100.0**	**525,172**	**259,682**	**206,667**	**948,912**	**5,238,730**	**35,091,504**			
% per maturity date			1.2	0.6	0.5	2.2	12.4	83.1			

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 72

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 12,061,955 (R$ 7,846,393 at 09/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 18 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 73 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 12,061,955 (R$ 7,846,393 at 09/30/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 18 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 73

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity date.

	09/30/2019										09/30/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Swaps – adjustment receivable	8,431,577	19,987,995	28,419,572	69.5	96,227	320,656	1,761,069	1,697,481	4,618,789	19,925,350	11,276,141
Option agreements	4,886,296	478,206	5,364,502	13.2	789,986	1,083,316	2,041,076	567,950	456,293	425,881	5,523,945
Forwards (onshore)	2,181,005	(5,468)	2,175,537	5.3	1,361,872	484,696	121,279	202,829	4,861	-	6,073,179
Credit derivatives - financial Institutions	44,047	131,932	175,979	0.4	-	2,176	2,678	5,756	7,725	157,644	189,717
NDF - Non Deliverable Forward	4,178,367	233,881	4,412,248	10.8	1,429,140	850,241	968,636	751,312	268,218	144,701	4,492,446
Verification of swap - Companies	1,789	12,975	14,764	0.0	685	113	1,228	-	12,738	-	161,158
Other Derivative Financial Instruments	254,871	56,526	311,397	0.8	76,894	1,815	2,346	10,153	8,967	211,222	924,983
Total	**19,977,952**	**20,896,047**	**40,873,999**	**100.0**	**3,754,804**	**2,743,013**	**4,898,312**	**3,235,481**	**5,377,591**	**20,864,798**	**28,641,569**
% per maturity date					9.2	6.7	12.0	7.9	13.2	51.0	
Total - 09/30/2018	**17,999,214**	**10,642,355**	**28,641,569**	**100.0**	**7,416,859**	**2,798,185**	**3,558,953**	**3,159,640**	**3,026,577**	**8,681,355**	
% per maturity date					25.9	9.8	12.4	11.0	10.6	30.3	

	09/30/2019										09/30/2018
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps – adjustment payable	(13,886,246)	(21,466,041)	(35,352,287)	74.5	(449,898)	(649,121)	(2,764,691)	(2,680,654)	(8,377,614)	(20,430,309)	(16,651,985)
Option agreements	(6,185,937)	(284,593)	(6,470,530)	13.6	(666,286)	(2,508,150)	(1,936,299)	(663,992)	(430,014)	(265,789)	(4,926,607)
Forwards (onshore)	(850,054)	(238)	(850,292)	1.8	(846,952)	-	-	(3,340)	-	-	(4,556,195)
Credit derivatives - financial Institutions	(79,815)	24,061	(55,754)	0.1	-	(383)	(59)	(1,572)	(188)	(53,552)	(149,716)
NDF - Non Deliverable Forward	(4,235,031)	(62,174)	(4,297,205)	9.1	(1,244,140)	(826,001)	(958,046)	(615,530)	(506,712)	(146,776)	(5,267,011)
Verification of swap - Companies	(159,102)	(172,620)	(331,722)	0.7	(865)	(215)	(1,740)	-	(9,601)	(319,301)	(178,074)
Other Derivative Financial Instruments	(22,716)	(60,081)	(82,797)	0.2	(351)	(4,768)	(2,760)	(10,581)	(9,462)	(54,875)	(97,582)
Total	**(25,418,901)**	**(22,021,686)**	**(47,440,587)**	**100.0**	**(3,208,492)**	**(3,988,638)**	**(5,663,595)**	**(3,975,669)**	**(9,333,591)**	**(21,270,602)**	**(31,827,170)**
% per maturity date					6.8	8.4	11.9	8.4	19.7	44.8	
Total - 09/30/2018	**(23,309,186)**	**(8,517,984)**	**(31,827,170)**	**100.0**	**(7,017,117)**	**(2,669,432)**	**(4,815,667)**	**(3,423,863)**	**(5,686,177)**	**(8,214,914)**	
% per maturity date					22.0	8.4	15.1	10.8	17.9	25.8	

The result of derivative financial instruments in the period totals R$ (992,806) (R$ (785,164) at 09/30/2018).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions in asset and liability, with no amount as of that date (R$ 2,691,687 in asset position distributed with maturity over 365 days, R$ 2,019,801 Foreign Currency and R$ 671,886 Interest and R$ (1,583,277) in liability position distributed, R$ (927) Foreign Currency and R$ (1,582,350) Interest, with maturity over 365 days and from 31 to 90 days, respectively, at 09/30/2018). Option agreements involved Securities in asset position totaled R$ 35,265 (R$ 75,388 at 09/30/2018), with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 74

II - Derivatives by index and Risk Fator Balance sheet Adjustment to market Memorandum account / account receivable / value (in results / Market value Notional amount (received) (payable) stockholders' equity) / paid 09/30/2019 09/30/2018 09/30/2019 09/30/2019 09/30/2019 09/30/2018 Futures contracts 584,810,524 640,439,448 - - - - Purchase commitments 232,891,622 390,347,087 - - - - Shares 919,236 13,613,970 - - - - Commodities 415,808 301,900 - - - - Interest 197,145,841 344,879,454 - - - - Foreign currency 34,410,737 31,551,763 - - - - Commitments to sell 351,918,902 250,092,361 - - - - Shares 196,073 17,088,210 - - - - Commodities 590,728 214,550 - - - - Interest 320,852,885 201,025,966 - - - - Foreign currency 30,279,216 31,763,635 - - - - Swap contracts (5,454,669) (1,478,046) (6,932,715) (5,375,844) Asset position 1,046,539,147 994,782,356 8,431,577 19,987,995 28,419,572 11,276,141 Shares - 174,327 - - - - Commodities 58,693 12,410 1,042 1,006 2,048 57 Interest 1,028,113,202 982,256,483 7,152,248 18,759,261 25,911,509 9,817,417 Foreign currency 18,367,252 12,339,136 1,278,287 1,227,728 2,506,015 1,458,667 Liability position 1,046,539,147 994,782,356 (13,886,246) (21,466,041) (35,352,287) (16,651,985) Shares 69,011 915,782 - (7,221) (7,221) (10,117) Commodities - - (8) 8 - - Interest 1,020,315,562 967,564,085 (13,750,555) (19,255,928) (33,006,483) (13,557,123) Foreign currency 26,154,574 26,302,489 (135,683) (2,202,900) (2,338,583) (3,084,745) Option contracts 1,453,288,410 1,999,794,762 (1,299,641) 193,613 (1,106,028) 597,338 Purchase commitments - long position 144,214,703 341,982,821 3,109,582 295,058 3,404,640 4,007,040 Shares 13,565,818 9,899,852 288,119 288,285 576,404 903,967 Commodities 357,277 436,379 8,888 (334) 8,554 14,795 Interest 87,544,094 279,214,706 348,198 (232,258) 115,940 240,585 Foreign currency 42,747,514 52,431,884 2,464,377 239,365 2,703,742 2,847,693 Commitments to sell - long position 564,073,314 684,129,242 1,776,714 183,148 1,959,862 1,516,905 Shares 15,122,994 11,823,765 388,684 134,136 522,820 521,691 Commodities 224,595 552,229 8,009 (3,394) 4,615 8,964 Interest 486,817,785 633,443,809 474,770 827,285 1,302,055 561,774 Foreign currency 61,907,940 38,309,439 905,251 (774,879) 130,372 424,476 Purchase commitments - short position 133,810,032 220,877,148 (4,385,233) 119,237 (4,265,996) (3,216,147) Shares 13,664,078 11,135,259 (235,742) (267,469) (503,211) (619,167) Commodities 484,938 601,962 (12,272) 4,671 (7,601) (25,933) Interest 81,537,759 154,470,813 (328,596) 315,406 (13,190) (101,321) Foreign currency 38,123,257 54,669,114 (3,808,623) 66,629 (3,741,994) (2,469,726) Commitments to sell - short position 611,190,361 752,805,551 (1,800,704) (403,830) (2,204,534) (1,710,460) Shares 11,493,386 9,643,643 (247,748) (158,382) (406,130) (377,229) Commodities 337,763 395,094 (11,705) 1,605 (10,100) (6,461) Interest 533,932,869 701,867,012 (391,384) (850,139) (1,241,523) (762,440) Foreign currency 65,426,343 40,899,802 (1,149,867) 603,086 (546,781) (564,330) Forward operations (onshore) 2,193,994 14,717,389 1,330,951 (5,706) 1,325,245 1,516,984 Purchases receivable 811,377 2,078,763 811,377 (8,576) 802,801 2,075,612 Shares 313,109 11,537 313,109 (8,687) 304,422 11,239 Interest 498,268 2,067,226 498,268 111 498,379 2,064,373 Purchases payable obligations - - (498,268) 1 (498,267) (2,035,393) Shares - - - - - (766) Interest - - (498,268) 1 (498,267) (2,034,627) Sales receivable obligations 1,030,831 7,141,859 1,369,628 3,108 1,372,736 3,997,567 Shares 1,030,831 1,522,833 1,019,229 3,108 1,022,337 1,504,921 Interest - - 350,399 - 350,399 2,492,582 Foreign currency - 5,619,026 - - - 64 Sales deliverable 351,786 5,496,767 (351,786) (239) (352,025) (2,520,802) Shares 1,387 777 (1,387) (110) (1,497) (776) Interest 350,399 2,493,803 (350,399) (129) (350,528) (2,520,025) Foreign currency - 3,002,187 - - - (1) Credit derivatives 13,532,287 8,922,028 (35,768) 155,993 120,225 40,001 Asset position 10,425,936 4,614,043 44,047 131,932 175,979 189,717 Shares 2,205,893 1,824,726 50,255 79,063 129,318 112,106 Commodities 28,068 - 502 1,074 1,576 - Interest 8,191,975 2,649,180 (6,710) 51,795 45,085 71,753 Foreign currency - 140,137 - - - 5,858 Liability position 3,106,351 4,307,985 (79,815) 24,061 (55,754) (149,716) Shares 1,179,358 1,286,041 (49,514) 14,828 (34,686) (71,757) Commodities 2,082 - (143) 22 (121) - Interest 1,924,911 3,021,944 (30,158) 9,211 (20,947) (77,959) NDF - Non Deliverable Forward 291,848,925 249,004,897 (56,664) 171,707 115,043 (774,565) Asset position 149,355,503 121,341,367 4,178,367 233,881 4,412,248 4,492,446 Commodities 152,620 148,028 12,238 481 12,719 16,542 Foreign currency 149,202,883 121,193,339 4,166,129 233,400 4,399,529 4,475,904 Liability position 142,493,422 127,663,530 (4,235,031) (62,174) (4,297,205) (5,267,011) Commodities 421,222 118,108 (33,777) 1,126 (32,651) (14,611) Foreign currency 142,072,200 127,545,422 (4,201,254) (63,300) (4,264,554) (5,252,400) Verification of swap - Companies 1,268,140 2,768,509 (157,313) (159,645) (316,958) (16,916) Asset position 110,000 254,057 1,789 12,975 14,764 161,158 Interest - 10,000 - - - 127,741 Foreign currency 110,000 244,057 1,789 12,975 14,764 33,417 Liability position 1,158,140 2,514,452 (159,102) (172,620) (331,722) (178,074) Interest - 1,313,282 - - - (34,727) Foreign currency 1,158,140 1,201,170 (159,102) (172,620) (331,722) (143,347) Other derivative financial instruments 7,159,793 5,511,241 232,155 (3,555) 228,600 827,401 Asset position 5,820,823 4,120,092 254,871 56,526 311,397 924,983 Shares 186,816 371,155 1,121 3,507 4,628 31,041 Interest 5,631,009 3,717,506 254,153 (25,123) 229,030 284,782 Foreign currency 2,998 31,431 (403) 78,142 77,739 609,160 Liability position 1,338,970 1,391,149 (22,716) (60,081) (82,797) (97,582) Shares 929,731 1,200,372 (12,242) (45,686) (57,928) (63,814) Interest 409,239 91,663 (10,474) (7,651) (18,125) (7,315) Foreign currency - 99,114 - (6,744) (6,744) (26,453) Asset 19,977,952 20,896,047 40,873,999 28,641,569 Liability (25,418,901) (22,021,686) (47,440,587) (31,827,170) Total (5,440,949) (1,125,639) (6,566,588) (3,185,601) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 days 09/30/2019 09/30/2018 Futures contracts 130,571,419 298,465,801 56,865,382 98,907,922 584,810,524 640,439,448 Swaps contracts 25,595,627 175,884,945 105,994,414 739,064,161 1,046,539,147 994,782,356 Option contracts 307,117,451 991,493,501 49,087,240 105,590,218 1,453,288,410 1,999,794,762 Forwards (onshore) 1,363,863 613,678 211,191 5,262 2,193,994 14,717,389 Credit derivatives - 4,334,659 1,101,817 8,095,811 13,532,287 8,922,028 NDF - Non Deliverable Forward 117,780,686 110,845,459 40,700,107 22,522,673 291,848,925 249,004,897 Verification of swap - Companies 14,682 42,459 - 1,210,999 1,268,140 2,768,509 Other derivative financial instruments 3,809 926,357 409,084 5,820,543 7,159,793 5,511,241 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 75 II - Derivatives by index and Risk Fator Balance sheet Adjustment to market Memorandum account / account receivable / value (in results / Market value Notional amount (received) (payable) stockholders' equity) / paid 09/30/2019 09/30/2018 09/30/2019 09/30/2019 09/30/2019 09/30/2018 Futures contracts 584,810,524 640,439,448 - - - - Purchase commitments 232,891,622 390,347,087 - - - - Shares 919,236 13,613,970 - - - - Commodities 415,808 301,900 - - - - Interest 197,145,841 344,879,454 - - - - Foreign currency 34,410,737 31,551,763 - - - - Commitments to sell 351,918,902 250,092,361 - - - - Shares 196,073 17,088,210 - - - - Commodities 590,728 214,550 - - - - Interest 320,852,885 201,025,966 - - - - Foreign currency 30,279,216 31,763,635 - - - - Swap contracts (5,454,669) (1,478,046) (6,932,715) (5,375,844) Asset position 1,046,539,147 994,782,356 8,431,577 19,987,995 28,419,572 11,276,141 Shares - 174,327 - - - - Commodities 58,693 12,410 1,042 1,006 2,048 57 Interest 1,028,113,202 982,256,483 7,152,248 18,759,261 25,911,509 9,817,417 Foreign currency 18,367,252 12,339,136 1,278,287 1,227,728 2,506,015 1,458,667 Liability position 1,046,539,147 994,782,356 (13,886,246) (21,466,041) (35,352,287) (16,651,985) Shares 69,011 915,782 - (7,221) (7,221) (10,117) Commodities - - (8) 8 - - Interest 1,020,315,562 967,564,085 (13,750,555) (19,255,928) (33,006,483) (13,557,123) Foreign currency 26,154,574 26,302,489 (135,683) (2,202,900) (2,338,583) (3,084,745) Option contracts 1,453,288,410 1,999,794,762 (1,299,641) 193,613 (1,106,028) 597,338 Purchase commitments - long position 144,214,703 341,982,821 3,109,582 295,058 3,404,640 4,007,040 Shares 13,565,818 9,899,852 288,119 288,285 576,404 903,967 Commodities 357,277 436,379 8,888 (334) 8,554 14,795 Interest 87,544,094 279,214,706 348,198 (232,258) 115,940 240,585 Foreign currency 42,747,514 52,431,884 2,464,377 239,365 2,703,742 2,847,693 Commitments to sell - long position 564,073,314 684,129,242 1,776,714 183,148 1,959,862 1,516,905 Shares 15,122,994 11,823,765 388,684 134,136 522,820 521,691 Commodities 224,595 552,229 8,009 (3,394) 4,615 8,964 Interest 486,817,785 633,443,809 474,770 827,285 1,302,055 561,774 Foreign currency 61,907,940 38,309,439 905,251 (774,879) 130,372 424,476 Purchase commitments - short position 133,810,032 220,877,148 (4,385,233) 119,237 (4,265,996) (3,216,147) Shares 13,664,078 11,135,259 (235,742) (267,469) (503,211) (619,167) Commodities 484,938 601,962 (12,272) 4,671 (7,601) (25,933) Interest 81,537,759 154,470,813 (328,596) 315,406 (13,190) (101,321) Foreign currency 38,123,257 54,669,114 (3,808,623) 66,629 (3,741,994) (2,469,726) Commitments to sell - short position 611,190,361 752,805,551 (1,800,704) (403,830) (2,204,534) (1,710,460) Shares 11,493,386 9,643,643 (247,748) (158,382) (406,130) (377,229) Commodities 337,763 395,094 (11,705) 1,605 (10,100) (6,461) Interest 533,932,869 701,867,012 (391,384) (850,139) (1,241,523) (762,440) Foreign currency 65,426,343 40,899,802 (1,149,867) 603,086 (546,781) (564,330) Forward operations (onshore) 2,193,994 14,717,389 1,330,951 (5,706) 1,325,245 1,516,984 Purchases receivable 811,377 2,078,763 811,377 (8,576) 802,801 2,075,612 Shares 313,109 11,537 313,109 (8,687) 304,422 11,239 Interest 498,268 2,067,226 498,268 111 498,379 2,064,373 Purchases payable obligations - - (498,268) 1 (498,267) (2,035,393) Shares - - - - - (766) Interest - - (498,268) 1 (498,267) (2,034,627) Sales receivable obligations 1,030,831 7,141,859 1,369,628 3,108 1,372,736 3,997,567 Shares 1,030,831 1,522,833 1,019,229 3,108 1,022,337 1,504,921 Interest - - 350,399 - 350,399 2,492,582 Foreign currency - 5,619,026 - - - 64 Sales deliverable 351,786 5,496,767 (351,786) (239) (352,025) (2,520,802) Shares 1,387 777 (1,387) (110) (1,497) (776) Interest 350,399 2,493,803 (350,399) (129) (350,528) (2,520,025) Foreign currency - 3,002,187 - - - (1) Credit derivatives 13,532,287 8,922,028 (35,768) 155,993 120,225 40,001 Asset position 10,425,936 4,614,043 44,047 131,932 175,979 189,717 Shares 2,205,893 1,824,726 50,255 79,063 129,318 112,106 Commodities 28,068 - 502 1,074 1,576 - Interest 8,191,975 2,649,180 (6,710) 51,795 45,085 71,753 Foreign currency - 140,137 - - - 5,858 Liability position 3,106,351 4,307,985 (79,815) 24,061 (55,754) (149,716) Shares 1,179,358 1,286,041 (49,514) 14,828 (34,686) (71,757) Commodities 2,082 - (143) 22 (121) - Interest 1,924,911 3,021,944 (30,158) 9,211 (20,947) (77,959) NDF - Non Deliverable Forward 291,848,925 249,004,897 (56,664) 171,707 115,043 (774,565) Asset position 149,355,503 121,341,367 4,178,367 233,881 4,412,248 4,492,446 Commodities 152,620 148,028 12,238 481 12,719 16,542 Foreign currency 149,202,883 121,193,339 4,166,129 233,400 4,399,529 4,475,904 Liability position 142,493,422 127,663,530 (4,235,031) (62,174) (4,297,205) (5,267,011) Commodities 421,222 118,108 (33,777) 1,126 (32,651) (14,611) Foreign currency 142,072,200 127,545,422 (4,201,254) (63,300) (4,264,554) (5,252,400) Verification of swap - Companies 1,268,140 2,768,509 (157,313) (159,645) (316,958) (16,916) Asset position 110,000 254,057 1,789 12,975 14,764 161,158 Interest - 10,000 - - - 127,741 Foreign currency 110,000 244,057 1,789 12,975 14,764 33,417 Liability position 1,158,140 2,514,452 (159,102) (172,620) (331,722) (178,074) Interest - 1,313,282 - - - (34,727) Foreign currency 1,158,140 1,201,170 (159,102) (172,620) (331,722) (143,347) Other derivative financial instruments 7,159,793 5,511,241 232,155 (3,555) 228,600 827,401 Asset position 5,820,823 4,120,092 254,871 56,526 311,397 924,983 Shares 186,816 371,155 1,121 3,507 4,628 31,041 Interest 5,631,009 3,717,506 254,153 (25,123) 229,030 284,782 Foreign currency 2,998 31,431 (403) 78,142 77,739 609,160 Liability position 1,338,970 1,391,149 (22,716) (60,081) (82,797) (97,582) Shares 929,731 1,200,372 (12,242) (45,686) (57,928) (63,814) Interest 409,239 91,663 (10,474) (7,651) (18,125) (7,315) Foreign currency - 99,114 - (6,744) (6,744) (26,453) Asset 19,977,952 20,896,047 40,873,999 28,641,569 Liability (25,418,901) (22,021,686) (47,440,587) (31,827,170) Total (5,440,949) (1,125,639) (6,566,588) (3,185,601) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 days 09/30/2019 09/30/2018 Futures contracts 130,571,419 298,465,801 56,865,382 98,907,922 584,810,524 640,439,448 Swaps contracts 25,595,627 175,884,945 105,994,414 739,064,161 1,046,539,147 994,782,356 Option contracts 307,117,451 991,493,501 49,087,240 105,590,218 1,453,288,410 1,999,794,762 Forwards (onshore) 1,363,863 613,678 211,191 5,262 2,193,994 14,717,389 Credit derivatives - 4,334,659 1,101,817 8,095,811 13,532,287 8,922,028 NDF - Non Deliverable Forward 117,780,686 110,845,459 40,700,107 22,522,673 291,848,925 249,004,897 Verification of swap - Companies 14,682 42,459 - 1,210,999 1,268,140 2,768,509 Other derivative financial instruments 3,809 926,357 409,084 5,820,543 7,159,793 5,511,241 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 75

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2019							
	Futures contracts	Swaps contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Verification of swap - Companies	Other derivative financial instruments
B3	**360,670,295**	**17,958,794**	**1,234,626,006**	**1,343,941**	**-**	**55,183,427**	**-**	**-**
Over-the-counter market	**224,140,229**	**1,028,580,353**	**218,662,404**	**850,053**	**13,532,287**	**236,665,498**	**1,268,140**	**7,159,793**
Financial institutions	223,103,880	809,599,987	184,011,985	129,049	13,531,454	122,108,923	-	5,436,799
Companies	1,036,349	174,972,891	34,190,883	721,004	833	113,132,938	1,268,140	1,722,994
Individuals	-	44,007,475	459,536	-	-	1,423,637	-	-
Total	**584,810,524**	**1,046,539,147**	**1,453,288,410**	**2,193,994**	**13,532,287**	**291,848,925**	**1,268,140**	**7,159,793**
Total – 09/30/2018	**640,439,448**	**994,782,356**	**1,999,794,762**	**14,717,389**	**8,922,028**	**249,004,897**	**2,768,509**	**5,511,241**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 76

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2019			09/30/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(7,399,670)	2,847,617	(4,552,053)	(7,092,846)	1,829,182	(5,263,664)
TRS	(3,285,000)	-	(3,285,000)	-	-	-
Total	**(10,684,670)**	**2,847,617**	**(7,837,053)**	**(7,092,846)**	**1,829,182**	**(5,263,664)**

The effect of the risk received on the reference equity (Note 18c) was R$ 59,370 (R$ 46,092 at 09/30/2018).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 77

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	09/30/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,784,984	(2,923,299)	(3,706,146)	25,746,394	(2,924,771)
Hedge of assets transactions	1,643,670	-	133,889	133,889	1,778,219	134,096
Hedge of asset-backed securities under repurchase agreements	13,722,538	-	568,486	568,486	14,883,748	568,486
Hedge of UF - denominated assets	9,271,197	-	(17,733)	(17,733)	9,288,930	(18,258)
Hedge of funding	-	4,336,555	(42,547)	(37,362)	4,294,008	(42,547)
Hedge of loan operations	288,622	-	14,350	14,350	274,272	16,325
Variable costs risks						
Hedge of highly probable forecast transactions	20,734,869	-	(64,795)	(64,795)	20,735,478	(64,795)
Foreign exchange risk						
Hedge of highly probable forecast transactions	5,881,704	-	72,676	104,193	5,881,704	72,676
Total	**51,542,600**	**29,121,539**	**(2,258,973)**	**(3,005,118)**	**82,882,753**	**(2,258,788)**

Strategies	09/30/2018					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	29,350,964	(821,007)	(2,444,997)	30,230,484	(821,336)
Hedge of assets transactions	7,629,121	-	160,387	160,387	7,789,604	160,388
Hedge of asset-backed securities under repurchase agreements	36,209,216	-	(5,243)	(5,243)	36,960,604	(5,242)
Hedge of UF - denominated assets	13,299,320	-	(65,937)	(65,937)	13,131,350	(71,734)
Hedge of funding	-	3,317,291	(2,726)	(2,726)	3,326,655	(2,494)
Hedge of loan operations	297,784	-	3,929	3,929	292,608	5,421
Foreign exchange risk						
Hedge of highly probable forecast transactions	13,165,090	-	(25,504)	(25,504)	13,193,297	(25,504)
Total	**70,600,531**	**32,668,255**	**(756,101)**	**(2,380,091)**	**104,924,602**	**(760,501)**

(*) Recorded under heading Equit Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 78

Hedge Instruments	09/30/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	42,408,361	-	1,507	(2,222,189)	(2,220,924)	(1,265)	-
Swap	13,857,210	4,336,555	9,561,269	(44,480)	(45,930)	1,450	-
Foreign exchange risk [4]							
DDI Future	26,617,182	-	5,864,203	7,881	7,881	-	-
Total	**82,882,753**	**4,336,555**	**15,426,979**	**(2,258,788)**	**(2,258,973)**	**185**	**-**

Hedge Instruments	09/30/2018						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	74,980,692	56,966	31,708	(666,190)	(665,862)	(328)	-
Swap	16,750,613	3,320,286	13,575,735	(68,807)	(64,734)	(4,073)	-
Foreign exchange risk [4]							
DDI Future	13,193,297	25,504	-	(25,504)	(25,504)	-	-
Total	**104,924,602**	**3,402,756**	**13,607,443**	**(760,501)**	**(756,100)**	**(4,401)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Equity Valuation Adjustments.

(3) DDI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,546,493) (R$ (1,697,969) at 09/30/2018). In the period ended 09/30/2019 was recognized amount of R$ (652,386) in result.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 79

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

	09/30/2019						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,871,984	-	7,206,891	-	334,907	6,871,984	(340,532)
Hedge of funding	-	8,083,002	-	9,164,215	(1,081,213)	8,083,002	1,079,428
Hedge of available-for-sale securities	11,049,809	-	11,726,557	-	676,748	11,761,852	(673,181)
Total	**17,921,793**	**8,083,002**	**18,933,448**	**9,164,215**	**(69,558)**	**26,716,838**	**65,715**

	09/30/2018						
	Hedge Item					Hedge Instruments	
Strategies	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,384,776	-	7,421,531	-	36,755	7,384,776	(37,640)
Hedge of funding	-	11,016,179	-	10,981,247	34,932	11,016,179	(37,935)
Hedge of available-for-sale securities	4,746,609	-	4,690,093	-	(56,516)	4,748,579	59,745
Total	**12,131,385**	**11,016,179**	**12,111,624**	**10,981,247**	**15,171**	**23,149,534**	**(15,830)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 80

Hedge Instruments	09/30/2019				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,301,448	1,049,640	494,153	621,419	(7,772)
Other Derivatives	11,415,390	-	10,759,545	(555,704)	3,929
Total [2]	**26,716,838**	**1,049,640**	**11,253,698**	**65,715**	**(3,843)**

Hedge Instruments	09/30/2018				
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,149,534	27,297	43,106	(15,830)	(659)
Total	**23,149,534**	**27,297**	**43,106**	**(15,830)**	**(659)**

(1) Recorded under heading Derivative financial instruments.

(2) In the period, the amount of R$ 738,443 is no longer qualified as hedge, with effect on result of R$ (20,140).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 81

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	09/30/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	15,666,198	(6,330,454)	(6,330,454)	13,392,702	(6,380,185)
Total	**-**	**15,666,198**	**(6,330,454)**	**(6,330,454)**	**13,392,702**	**(6,380,185)**

Strategies	09/30/2018					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	15,576,952	(6,905,088)	(6,905,088)	13,053,714	(6,939,462)
Total	**-**	**15,576,952**	**(6,905,088)**	**(6,905,088)**	**13,053,714**	**(6,939,462)**

(*) Recorded under heading Equity Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 82

Hedge Instruments	09/30/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	30,081,960	54,557	-	(10,207,958)	(10,149,789)	(58,169)	-
Forward	(1,580,280)	599,878	-	367,397	361,461	5,936	-
NDF - Non Deliverable Forward	(14,150,350)	236,157	-	3,237,765	3,233,514	4,251	-
Financial Assets	(958,628)	958,628	-	222,611	224,360	(1,749)	-
Total	**13,392,702**	**1,849,220**	**-**	**(6,380,185)**	**(6,330,454)**	**(49,731)**	**-**

Hedge Instruments	09/30/2018						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	28,922,572	-	336,079	(9,568,735)	(9,508,813)	(59,922)	-
Forward	(1,519,375)	1,311,400	-	790,979	767,933	23,046	-
NDF - Non Deliverable Forward	(13,604,982)	302,042	-	1,777,278	1,773,027	4,251	-
Financial Assets	(744,501)	744,501	-	61,016	62,765	(1,749)	-
Total	**13,053,714**	**2,357,943**	**336,079**	**(6,939,462)**	**(6,905,088)**	**(34,374)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Equity Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 83

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	09/30/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,779,717	4,562,508	1,745,864	8,251,021	-	4,407,284	-	**25,746,394**
Hedge of highly probable forecast transactions	26,617,182	-	-	-	-	-	-	**26,617,182**
Hedge of assets transactions	-	1,778,219	-	-	-	-	-	**1,778,219**
Hedge of assets denominated in UF	6,763,364	2,468,148	57,418	-	-	-	-	**9,288,930**
Hedge of funding (Cash flow)	2,132,973	-	-	1,753,627	171,420	235,988	-	**4,294,008**
Hedge of loan operations (Cash flow)	28,570	57,140	159,992	28,570	-	-	-	**274,272**
Hedge of loan operations (Market risk)	292,353	1,502,627	982,456	1,531,672	821,504	881,870	859,502	**6,871,984**
Hedge of funding (Market risk)	287,400	320,539	399,980	437,063	137,135	4,401,357	2,099,528	**8,083,002**
Hedge of available-for-sale securities	4,630,133	840,567	488,587	414,523	2,213,411	2,499,696	674,935	**11,761,852**
Hedge of asset-backed securities under repurchase agreements	6,227,881	1,647,126	797,006	5,498,881	-	712,854	-	**14,883,748**
Hedge of net investment in foreign operations (*)	13,392,702	-	-	-	-	-	-	**13,392,702**
Total	**67,152,275**	**13,176,874**	**4,631,303**	**17,915,357**	**3,343,470**	**13,139,049**	**3,633,965**	**122,992,293**

	09/30/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	12,713,844	7,408,470	4,027,623	128,693	4,504,187	1,447,667	-	**30,230,484**
Hedge of highly probable forecast transactions	127,600	13,065,697	-	-	-	-	-	**13,193,297**
Hedge of assets transactions	6,466,914	-	1,322,690	-	-	-	-	**7,789,604**
Hedge of assets denominated in UF	13,070,851	-	-	60,499	-	-	-	**13,131,350**
Hedge of funding (Cash flow)	2,070,270	974,141	30,480	-	-	251,764	-	**3,326,655**
Hedge of loan operations (Cash flow)	-	30,480	60,960	170,688	30,480	-	-	**292,608**
Hedge of loan operations (Market risk)	151,112	1,396,633	1,714,065	1,714,484	414,148	788,453	1,205,881	**7,384,776**
Hedge of funding (Market risk)	2,219,834	779,413	333,542	426,720	422,243	4,299,508	2,534,919	**11,016,179**
Hedge of available-for-sale securities	4,431,977	-	-	-	-	316,602	-	**4,748,579**
Hedge of asset-backed securities under repurchase agreements	26,537,400	5,703,500	1,424,435	-	3,295,269	-	-	**36,960,604**
Hedge of net investment in foreign operations (*)	13,053,714	-	-	-	-	-	-	**13,053,714**
Total	**80,843,516**	**29,358,334**	**8,913,795**	**2,501,084**	**8,666,327**	**7,103,994**	**3,740,800**	**141,127,850**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 84

g) **Sensitivity analysis (trading and banking portfolios)**

In compliance with CVM Instruction 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2019 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	327	(87,547)	(168,787)
Currency Coupon	Foreign Exchange Coupon Rates	(1,112)	(52,748)	(105,094)
Foreign Currency	Foreign Exchange Rates	(2,002)	(115,522)	(79,581)
Price Indices	Inflation Coupon Rates	(80)	(3,243)	(5,325)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	463	22,822	56,563
Other	Exposures that do not fall under the definitions above	75	(2,761)	(5,746)
Total		**(2,329)**	**(238,999)**	**(307,970)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2019 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(7,491)	(1,090,305)	(2,146,710)
Currency Coupon	Foreign Exchange Coupon Rates	(5,147)	(295,537)	(573,620)
Foreign Currency	Foreign Exchange Rates	(1,381)	(138,181)	(132,633)
Price Indices	Inflation Coupon Rates	(2,613)	(290,038)	(533,959)
TR	TR Coupon Rates	478	(66,772)	(160,877)
Equities	Prices of Equities	3,462	(51,209)	(92,725)
Other	Exposures that do not fall under the definitions above	63	(8,564)	(22,141)
Total		**(12,629)**	**(1,940,606)**	**(3,662,665)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 85

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	09/30/2019										09/30/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**251,958,582**	**106,106,300**	**50,533,210**	**27,650,603**	**9,169,819**	**5,967,851**	**3,964,541**	**5,972,246**	**10,033,566**	**471,356,718**	**442,391,691**
Loans and discounted trade receivables	106,876,652	87,124,373	36,654,123	22,476,779	7,922,688	3,931,724	3,063,995	3,836,050	9,096,621	280,983,005	266,076,546
Financing	65,765,895	12,189,545	11,174,077	4,107,093	739,553	1,525,115	454,368	1,533,183	602,247	98,091,076	86,719,240
Farming and agribusiness financing	8,610,303	844,191	768,909	57,166	17,074	23,227	20,107	896	22,643	10,364,516	9,371,753
Real estate financing	70,705,732	5,948,191	1,936,101	1,009,565	490,504	487,785	426,071	602,117	312,055	81,918,121	80,224,152
Lease operations	**1,615,320**	**3,294,241**	**1,602,086**	**592,816**	**110,467**	**53,676**	**83,222**	**49,171**	**107,792**	**7,508,791**	**8,291,560**
Credit card operations	**411,687**	**75,713,194**	**3,889,731**	**3,209,343**	**1,406,042**	**843,027**	**809,378**	**765,571**	**3,649,313**	**90,697,286**	**75,110,396**
Advance on exchange contracts (1)	**2,638,999**	**1,003,849**	**658,652**	**138,854**	**63,723**	**24,389**	**22,144**	**920**	**11,528**	**4,563,058**	**3,851,116**
Other sundry receivables (2)	**44,226**	**268,861**	**5,688**	**46,717**	**55,715**	**7,168**	**83,294**	**1,105,554**	**276,514**	**1,893,737**	**875,146**
Total operations with credit granting characteristics	**256,668,814**	**186,386,445**	**56,689,367**	**31,638,333**	**10,805,766**	**6,896,111**	**4,962,579**	**7,893,462**	**14,078,713**	**576,019,590**	**530,519,909**
Financial guarantees provided (3)										**65,715,781**	**69,585,299**
Total with Financial guarantees provided	**256,668,814**	**186,386,445**	**56,689,367**	**31,638,333**	**10,805,766**	**6,896,111**	**4,962,579**	**7,893,462**	**14,078,713**	**641,735,371**	**600,105,208**
Total – 09/30/2018	**233,656,052**	**178,281,565**	**48,429,197**	**25,566,131**	**11,405,263**	**5,416,482**	**6,922,124**	**6,832,270**	**14,010,825**	**530,519,909**	

(1) Includes advances on exchange contracts and income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes securities and credits receivable, debtors for purchase of assets and financial guarantees provided paid;

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 86

II – By maturity and risk level

	09/30/2019										09/30/2018
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [(1) (2)]										
Falling due installments	-	-	**1,999,130**	**1,851,514**	**1,410,790**	**1,210,465**	**1,178,270**	**1,063,933**	**3,717,550**	**12,431,652**	**13,043,266**
01 to 30	-	-	79,599	94,158	75,408	174,240	59,889	70,022	222,878	776,194	495,199
31 to 60	-	-	89,625	86,487	65,747	52,282	50,988	57,367	188,420	590,916	388,395
61 to 90	-	-	67,497	77,106	62,279	46,129	48,320	57,910	180,577	539,818	390,318
91 to 180	-	-	227,036	208,140	171,128	148,329	134,289	156,471	448,848	1,494,241	1,176,890
181 to 365	-	-	298,819	339,104	266,019	198,882	216,988	222,373	705,203	2,247,388	1,883,392
Over 365	-	-	1,236,554	1,046,519	770,209	590,603	667,796	499,790	1,971,624	6,783,095	8,709,072
Overdue installments	-	-	**1,046,549**	**1,199,670**	**1,227,404**	**1,244,250**	**1,434,270**	**1,758,889**	**7,069,690**	**14,980,722**	**13,119,594**
01 to 14	-	-	9,347	34,354	29,152	34,325	23,841	33,739	78,931	243,689	194,352
15 to 30	-	-	835,125	153,497	130,110	93,840	56,632	99,599	144,737	1,513,540	1,587,580
31 to 60	-	-	202,077	844,804	232,470	157,499	147,699	120,135	324,748	2,029,432	1,776,016
61 to 90	-	-	-	138,485	773,621	144,669	158,877	264,075	296,156	1,775,883	1,644,232
91 to 180	-	-	-	28,530	62,051	755,774	961,925	1,185,416	1,376,889	4,370,585	3,428,650
181 to 365	-	-	-	-	-	58,143	85,296	55,925	4,616,367	4,815,731	4,255,828
Over 365	-	-	-	-	-	-	-	-	231,862	231,862	232,936
Subtotal (a)	-	-	**3,045,679**	**3,051,184**	**2,638,194**	**2,454,715**	**2,612,540**	**2,822,822**	**10,787,240**	**27,412,374**	**26,162,860**
Subtotal - 09/30/2018	-	-	**3,272,867**	**2,967,798**	**2,324,382**	**2,129,267**	**2,553,699**	**3,226,909**	**9,687,938**	**26,162,860**	
	Non-overdue operations										
Falling due installments	**255,925,895**	**184,286,040**	**53,253,491**	**28,299,163**	**8,003,953**	**4,310,948**	**2,268,849**	**5,023,789**	**3,233,367**	**544,605,495**	**500,938,778**
01 to 30	20,941,569	43,296,561	9,372,973	4,657,608	1,490,985	447,540	288,856	368,825	447,110	81,312,027	68,029,938
31 to 60	20,925,855	18,621,210	4,227,543	1,844,599	511,003	212,978	103,985	53,706	294,349	46,795,228	40,522,320
61 to 90	13,256,557	12,859,738	3,509,579	1,332,143	375,716	281,414	71,605	328,983	224,797	32,240,532	29,442,324
91 to 180	25,880,526	26,233,383	7,900,773	2,859,363	1,113,203	352,059	210,962	382,336	340,465	65,273,070	53,572,497
181 to 365	37,222,337	25,288,981	8,006,014	3,594,155	1,213,616	652,241	281,353	320,685	555,547	77,134,929	63,229,821
Over 365	137,699,051	57,986,167	20,236,609	14,011,295	3,299,430	2,364,716	1,312,088	3,569,254	1,371,099	241,849,709	246,141,878
Overdue up to 14 days	**742,919**	**2,100,405**	**390,197**	**287,986**	**163,619**	**130,448**	**81,190**	**46,851**	**58,106**	**4,001,721**	**3,418,271**
Subtotal (b)	**256,668,814**	**186,386,445**	**53,643,688**	**28,587,149**	**8,167,572**	**4,441,396**	**2,350,039**	**5,070,640**	**3,291,473**	**548,607,216**	**504,357,049**
Subtotal - 09/30/2018	**233,656,052**	**178,281,565**	**45,156,330**	**22,598,333**	**9,080,881**	**3,287,215**	**4,368,425**	**3,605,361**	**4,322,887**	**504,357,049**	
Total Portfolio (a + b)	**256,668,814**	**186,386,445**	**56,689,367**	**31,638,333**	**10,805,766**	**6,896,111**	**4,962,579**	**7,893,462**	**14,078,713**	**576,019,590**	**530,519,909**
Existing allowance	-	**(931,932)**	**(566,894)**	**(949,150)**	**(1,080,577)**	**(3,005,149)**	**(4,962,083)**	**(7,892,672)**	**(14,078,713)**	**(34,477,248)**	**(35,496,307)**
Minimum	-	(931,932)	(566,894)	(949,150)	(1,080,577)	(2,068,833)	(2,481,290)	(5,525,423)	(14,078,713)	(27,682,812)	(27,162,631)
Financial Guarantees Provided [(3)]	-	-	-	-	-	-	-	-	-	(1,010,078)	(1,268,994)
Additional [(4)]	-	-	-	-	-	(936,316)	(2,480,793)	(2,367,249)	-	(5,784,358)	(7,064,682)
Total Portfolio at 09/30/2018	**233,656,052**	**178,281,565**	**48,429,197**	**25,566,131**	**11,405,263**	**5,416,482**	**6,922,124**	**6,832,270**	**14,010,825**	**530,519,909**	
Existing allowance at 09/30/2018	-	**(891,408)**	**(484,292)**	**(766,984)**	**(1,140,526)**	**(3,180,259)**	**(6,921,432)**	**(6,831,587)**	**(14,010,825)**	**(35,496,307)**	
Minimum	-	(891,408)	(484,292)	(766,984)	(1,140,526)	(1,624,945)	(3,461,062)	(4,782,589)	(14,010,825)	(27,162,631)	
Financial Guarantees Provided [(3)]	-	-	-	-	-	-	-	-	-	(1,268,994)	
Additional [(4)]	-	-	-	-	-	(1,555,314)	(3,460,370)	(2,048,998)	-	(7,064,682)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2) The balance of non-accrual operations amounts to R$ 19,763,456 (R$ 18,778,534 at 09/30/2018);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 87

III – By business sector

	09/30/2019	%	09/30/2018	%
Public Sector	**514,480**	**0.1%**	**1,527,128**	**0.3%**
Energy	-	0.0%	13,615	0.0%
Petrochemical and chemical	213,490	0.0%	1,139,445	0.2%
Sundry	300,990	0.1%	374,068	0.1%
Private sector	**575,505,110**	**99.9%**	**528,992,781**	**99.7%**
Companies	**283,087,910**	**49.1%**	**266,360,629**	**50.2%**
Sugar and alcohol	4,768,425	0.8%	6,220,038	1.2%
Agribusiness and fertilizers	18,148,774	3.2%	16,680,924	3.1%
Food and beverage	16,448,366	2.8%	13,888,904	2.6%
Banks and other financial institutions	10,473,523	1.8%	8,191,626	1.5%
Capital assets	5,171,970	0.9%	4,503,437	0.8%
Pulp and paper	1,430,212	0.2%	2,022,566	0.4%
Publishing and printing	1,166,788	0.2%	1,014,591	0.2%
Electronic and IT	5,190,840	0.9%	4,123,484	0.8%
Packaging	2,300,221	0.4%	2,263,891	0.4%
Energy and sewage	8,683,760	1.5%	9,857,128	1.9%
Education	2,001,584	0.3%	2,118,747	0.4%
Pharmaceuticals and cosmetics	6,017,411	1.0%	5,147,755	1.0%
Real estate agents	21,074,707	3.7%	19,034,050	3.6%
Entertainment and tourism	5,163,462	0.9%	4,812,827	0.9%
Wood and furniture	3,188,271	0.6%	2,905,112	0.5%
Construction materials	5,043,986	0.9%	4,573,798	0.9%
Steel and metallurgy	8,393,054	1.5%	7,669,857	1.4%
Media	611,817	0.1%	650,662	0.1%
Mining	4,786,745	0.8%	6,379,818	1.2%
Infrastructure work	9,505,566	1.7%	9,379,378	1.8%
Oil and gas (*)	5,867,211	1.0%	6,335,727	1.2%
Petrochemical and chemical	9,857,981	1.7%	8,478,495	1.6%
Health care	3,106,421	0.5%	2,496,187	0.5%
Insurance, reinsurance and pension plans	22,548	0.0%	27,134	0.0%
Telecommucations	2,631,048	0.5%	1,972,039	0.4%
Third sector	1,789,655	0.3%	1,985,588	0.4%
Tradings	1,915,262	0.3%	1,976,040	0.4%
Transportation	18,167,801	3.1%	15,235,592	2.9%
Domestic appliances	2,109,821	0.4%	1,818,590	0.3%
Vehicles and autoparts	12,155,554	2.1%	10,490,057	2.0%
Clothing and shoes	4,374,168	0.8%	4,693,795	0.9%
Commerce - sundry	20,368,130	3.5%	17,405,895	3.3%
Industry - sundry	10,083,440	1.8%	9,338,341	1.8%
Sundry services	40,212,865	7.0%	39,403,076	7.4%
Sundry	10,856,523	1.9%	13,265,480	2.4%
Individuals	**292,417,200**	**50.8%**	**262,632,152**	**49.5%**
Credit cards	89,000,946	15.5%	74,066,172	14.0%
Mortgage loans	73,394,358	12.7%	69,882,406	13.2%
Consumer loans / checking account	111,635,110	19.4%	102,762,186	19.3%
Vehicles	18,386,786	3.2%	15,921,388	3.0%
Grand total	**576,019,590**	**100.0%**	**530,519,909**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	09/30/2019		09/30/2018	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	30,207,678	(302,552)	34,125,281	(462,125)
Sundry bank guarantees	23,053,227	(590,675)	22,955,316	(656,869)
Other financial guarantees provided	6,904,097	(51,457)	7,363,471	(90,721)
Tied to the distribution of marketable securities by Public Offering	975,000	(130)	218,500	(267)
Restricted to bids, auctions, service provision or execution of works	3,040,827	(26,192)	4,153,920	(51,566)
Restricted to international trade of goods	984,064	(35,798)	585,660	(6,017)
Restricted to supply of goods	550,888	(3,274)	183,151	(1,429)
Total	**65,715,781**	**(1,010,078)**	**69,585,299**	**(1,268,994)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 88

b) Credit concentration

Loan, lease and other credit operations (*)	09/30/2019		09/30/2018	
	Risk	% of total	Risk	% of total
Largest debtor	5,698,734	0.9	5,266,471	0.9
10 largest debtors	29,090,020	4.5	30,405,616	5.1
20 largest debtors	44,256,356	6.9	46,822,142	7.8
50 largest debtors	72,184,783	11.2	73,867,234	12.3
100 largest debtors	99,091,452	15.4	100,330,428	16.7

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	09/30/2019		09/30/2018	
	Risk	% of total	Risk	% of total
Largest debtor	6,265,332	0.8	7,981,113	1.2
10 largest debtors	47,125,140	6.3	44,159,947	6.4
20 largest debtors	74,283,541	9.9	68,833,876	10.0
50 largest debtors	125,336,992	16.7	108,456,583	15.8
100 largest debtors	166,304,263	22.1	144,145,543	21.0

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Provision for Financial Guarantees Provided

	01/01 to 09/30/2019	01/01 to 09/30/2018
Opening balance	**(34,260,632)**	**(37,309,465)**
Net increase for the period	(13,950,493)	(11,249,910)
Minimum	(14,666,886)	(13,026,390)
Financial Guarantees Provided	125,616	680,650
Additional	590,777	1,095,830
Write-Off	14,023,567	13,916,357
Others, mainly foreign exchange	(289,690)	(853,289)
Closing balance (1)	**(34,477,248)**	**(35,496,307)**
Minimum	(27,682,812)	(27,162,631)
Financial Guarantees Provided(2)	(1,010,078)	(1,268,994)
Additional	(5,784,358)	(7,064,682)
Existing provision	(34,477,248)	(35,496,307)
Provision delay	(11,212,903)	(10,159,579)
Provision aggravated	(10,122,930)	(10,417,914)
Provision potential	(13,141,415)	(14,918,814)

(1) The provision for loan losses regarding the lease portfolio amounts to: R$ (261,295) (R$ (306,300) at 09/30/2018);

(2) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 09/30/2019, the balance of the provision regarding the loan portfolio is equivalent to 6.0% (6.7% at 09/30/2018).

d) Renegotiation of credits

	09/30/2019			09/30/2018		
	Portfolio (1)	Provision for Loan Losses	%	Portfolio (1)	Provision for Loan Losses	%
Total renegotiated loans	28,449,744	(11,249,051)	39.5%	27,852,229	(11,372,328)	40.8%
(-) Renegotiated loans overdue up to 30 days(2)	(11,542,880)	3,071,376	26.6%	(9,928,507)	2,392,773	24.1%
Renegotiated loans overdue over 30 days(2)	16,906,864	(8,177,675)	48.4%	17,923,722	(8,979,555)	50.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 97,774 (R$ 113,902 at 09/30/2018);

(2) Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 89

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2019				09/30/2018	01/01 to 09/30/2019	01/01 to 09/30/2018
	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets							
Loan operations	60,076	-	8,831,151	8,891,227	9,863,754	704,223	1,204,654
Liabilities - restricted operations on assets							
Foreign borrowing through securities	60,076	-	8,827,386	8,887,462	9,935,429	(703,062)	(1,205,598)
Net revenue from restricted operations						**1,161**	**(944)**

At 09/30/2019 and 09/30/2018 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 90

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2019				09/30/2018			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,507,881	1,547,990	1,506,492	1,546,601	1,981,231	1,896,969	1,973,047	1,888,785
Working capital	1,664,033	1,664,951	1,660,950	1,661,868	2,193,455	2,193,455	2,159,656	2,159,656
Other (2)	-	-	1,846	1,846	-	-	3,718	3,718
Total	**3,171,914**	**3,212,941**	**3,169,288**	**3,210,315**	**4,174,686**	**4,090,424**	**4,136,421**	**4,052,160**

(1) Under Other liabilities Sundry;

(2) Assignment of operations that had already been written down to losses.

Transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 161,735 in the period from January 1 to September 30, 2019 (R$ 71,934 from January 1 to September 30, 2018), net of the Provision for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 91

Note 7 – Funding, borrowing and onlending

a) Summary

	09/30/2019					09/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	270,173,479	40,385,355	23,552,691	156,726,486	490,838,011	454,551,571
Deposits received under securities repurchase agreements	240,890,776	2,245,643	2,318,597	51,047,827	296,502,843	314,575,274
Funds from acceptance and issuance of securities	3,586,112	20,803,790	26,440,484	80,053,043	130,883,429	118,684,376
Borrowing and onlending	17,741,970	24,815,861	24,910,391	10,301,556	77,769,778	67,257,706
Subordinated debt	-	52,113	4,270,007	51,136,679	55,458,799	53,720,834
Total	**532,392,337**	**88,302,762**	**81,492,170**	**349,265,591**	**1,051,452,860**	**1,008,789,761**
% per maturity date	50.6	8.4	7.8	33.2	**100.0**	
Total – 09/30/2018	**492,947,308**	**78,408,506**	**72,014,165**	**365,419,782**	**1,008,789,761**	
% per maturity date	48.9	7.8	7.1	36.2	**100.0**	

b) Deposits

	09/30/2019					09/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Remunerated deposits	**187,923,320**	**40,385,355**	**23,552,691**	**156,726,486**	**408,587,852**	**379,732,170**
Time deposits	47,519,653	39,589,297	23,355,536	156,564,326	267,028,812	244,247,059
Savings accounts	140,122,240	-	-	-	140,122,240	132,373,654
Interbank	281,427	796,058	197,155	162,160	1,436,800	3,111,457
Non-remunerated deposits	**82,250,159**	**-**	**-**	**-**	**82,250,159**	**74,819,401**
Demand deposits	82,244,851	-	-	-	82,244,851	74,816,713
Other deposits	5,308	-	-	-	5,308	2,688
Total	**270,173,479**	**40,385,355**	**23,552,691**	**156,726,486**	**490,838,011**	**454,551,571**
% per maturity data	55.1	8.2	4.8	31.9	**100.0**	
Total – 09/30/2018	**247,087,920**	**32,010,264**	**22,034,677**	**153,418,710**	**454,551,571**	
% per maturity date	54.4	7.0	4.8	33.8	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days (R$ 6,123,443 at 09/30/2018) and over 365 days (R$ 7,859,450 at 09/30/2018), totaling (R$ 13,982,893 at 09/30/2018) and Demand deposits with maturity within 0 to 30 days amouting to R$ 27,104 (R$ 14,056,529 at 09/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 92

c) Deposits received under securities repurchase agreements

	09/30/2019					09/30/2018
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**53,164,945**	**1,520,036**	**1,912,891**	**3,510,570**	**60,108,442**	**53,694,725**
Government securities	42,206,172	4,635	-	-	42,210,807	17,742,691
Corporate Securities	10,126,630	-	-	-	10,126,630	5,849,316
Own issue	396,145	1,409,355	1,331,895	3,354,154	6,491,549	29,471,640
Foreign	435,998	106,046	580,996	156,416	1,279,456	631,078
Third-party portfolio	**181,098,933**	**-**	**-**	**-**	**181,098,933**	**189,685,299**
Free portfolio	**6,626,898**	**725,607**	**405,706**	**47,537,257**	**55,295,468**	**71,195,250**
Total	**240,890,776**	**2,245,643**	**2,318,597**	**51,047,827**	**296,502,843**	**314,575,274**
% per maturity date	81.2	0.8	0.8	17.2	**100.0**	
Total – 09/30/2018	**229,868,409**	**10,935,865**	**11,836,027**	**61,934,973**	**314,575,274**	
% per maturity date	73.0	3.5	3.8	19.7	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 93

d) Funds from acceptance and issuance of securities

	09/30/2019					09/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,365,037**	**18,241,999**	**22,791,397**	**41,565,030**	**83,963,463**	**71,256,678**
Financial bills	47,056	6,080,893	12,982,376	31,259,781	50,370,106	42,245,239
Real estate credit bills	427,642	7,344,362	788,527	777,043	9,337,574	10,873,309
Rural credit bills	890,339	4,816,744	9,020,494	6,566,806	21,294,383	18,138,130
Guaranteed real estate bills	-	-	-	2,961,400	2,961,400	-
Securities obligations abroad	**2,210,380**	**2,158,491**	**3,277,115**	**37,797,347**	**45,443,333**	**44,326,791**
Brazil risk note programme	-	712,572	243,338	4,478,295	5,434,205	3,337,301
Structure note issued	98,122	963,118	734,756	3,891,106	5,687,102	5,682,217
Bonds	161,360	20,308	2,296,891	23,627,949	26,106,508	27,250,616
Fixed rate notes	20,126	425,938	-	4,825,734	5,271,798	5,064,645
Eurobonds	50,038	24,388	-	12,933	87,359	12,381
Mortgage notes	301	12,167	2,130	224,975	239,573	330,087
Other	1,880,433	-	-	736,355	2,616,788	2,649,544
Funding from Structured Operations Certificates (*)	**10,695**	**403,300**	**371,972**	**690,666**	**1,476,633**	**3,100,907**
Total	**3,586,112**	**20,803,790**	**26,440,484**	**80,053,043**	**130,883,429**	**118,684,376**
% per maturity date	2.7	15.9	20.2	61.2	**100.0**	
Total – 09/30/2018	**5,086,633**	**15,639,171**	**19,225,895**	**78,732,677**	**118,684,376**	
% per maturity date	4.3	13.2	16.2	66.3	**100.0**	

(*) As of 09/30/2019, the market value of the funding from Structured Operations Certificates issued is R$ 1,609,373 (R$ 3,203,492 at 09/30/2018).

ITAÚ UNIBANCO HOLDING's portfolio is composed of *Brazil Risk Note* Programme with maturities of 31 days to 180 days, with no amount as of that date (R$ 108,490 at 09/30/2018).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.19% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	09/30/2019
Real state loans	2,963,693
Government securities - Brazil	342,636
Total asset portfolio	**3,306,329**
Total adjusted asset portfolio	**3,306,329**
Liabilities for issue of LIGs	**2,961,400**
Remuneration of the Fiduciary Agent	**284**

II - Requirements of asset portfolio

	09/30/2019
Breakdown	**89.6%**
Sufficiency	
Notional amount	111.6%
Present value under stress	116.1%
Weighted average term	
Of the asset portfolio	91.5 monthly
Of outstandings LIGs	31.3 monthly
Liquidity	
Net assets	342,636

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 94

e) **Borrowing and onlending**

	09/30/2019					09/30/2018
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**11,076,518**	**24,091,234**	**24,000,293**	**5,355,696**	**64,523,741**	**48,240,226**
In Brazil	2,376,207	-	-	1,664	2,377,871	1,960,005
Foreign (*)	8,700,311	24,091,234	24,000,293	5,354,032	62,145,870	46,280,221
Onlending - In Brazil – official institutions	**6,665,452**	**724,627**	**910,098**	**4,945,860**	**13,246,037**	**19,017,480**
BNDES	4,007,794	101,975	149,500	1,779,539	6,038,808	8,739,949
FINAME	2,633,866	551,588	604,685	2,682,499	6,472,638	9,580,355
Other	23,792	71,064	155,913	483,822	734,591	697,176
Total	**17,741,970**	**24,815,861**	**24,910,391**	**10,301,556**	**77,769,778**	**67,257,706**
% per maturity date	22.8	31.9	32.0	13.3	**100.0**	
Total – 09/30/2018	**8,694,344**	**19,068,938**	**18,596,936**	**20,897,488**	**67,257,706**	
% per maturity date	12.9	28.4	27.7	31.0	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 95

f) Subordinated debt, including perpetual debts

	09/30/2019					09/30/2018
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	-	52,113	-	4,939,671	4,991,784	7,556,263
Euronotes	-	-	4,271,441	28,668,087	32,939,528	31,761,697
(-) Transaction costs incurred (Note 3b)	-	-	(1,434)	(28,362)	(29,796)	(41,586)
Bonds	-	-	-	6,044,219	6,044,219	6,459,026
Debt instruments eligible as capital	-	-	-	11,513,064	11,513,064	7,985,434
Grand total	**-**	**52,113**	**4,270,007**	**51,136,679**	**55,458,799**	**53,720,834**
% per maturity date	0.0	0.1	7.7	92.2	**100.0**	
Total – 09/30/2018	**2,210,002**	**754,268**	**320,630**	**50,435,934**	**53,720,834**	
% per maturity date	4.1	1.4	0.6	93.9	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturity within 181 to 365 days amounting to R$ 4,281,011 and over 365 days amounting to R$ 28,741,182 (R$ 31,734,479 at 09/30/2018), totaling R$ 33,022,193 (R$ 31,734,479 at 09/30/2018) and Debt Instruments Eligible as Capital with maturities over 365 days amounting to R$ 11,513,064 (R$ 7,985,434 at 09/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 96

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL (*)					
	1,000	2011	2019	109% of CDI	2,197
	1,000	2012	2020	111% of CDI	2,219
	20,000			IPCA + 6% to 6.17%	47,697
	6,000	2011	2021	109.25% to 110.5% of CDI	13,833
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,896,472
	20,000			IGPM + 4.63%	29,366
				Total	**4,991,784**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	4,270,007
	1,000,000		2021	5.75%	4,214,882
	750,000	2011	2021	5.75% to 6.2%	3,201,736
	550,000	2012	2021	6.2%	2,290,420
	2,625,000		2022	5.5% to 5.65%	10,978,932
	1,870,000		2023	5.13%	7,928,645
	20,000	2017		6.12%	16,830
	10,000	2018		6.5%	8,280
				Total	**32,909,732**
Subordinated bonds - CLP	27,775,680	1997	2022	7.45% to 8.30%	95,945
	177,559,956	2008	2033	3.50% to 4.92%	1,161,269
	97,962,123	2009	2035	4.75%	851,304
	1,060,249,500	2010	2032	4.35%	82,799
	1,060,249,500		2035	3.90% to 3.96%	190,549
	1,060,249,500		2036	4.48%	906,779
	1,060,249,500		2038	3.9%	660,512
	1,060,249,500		2040	4.15% to 4.29%	508,594
	1,060,249,500		2042	4.45%	248,008
	46,625,140	2014	2034	3.8%	323,388
				Total	**5,029,147**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	129,236
	146,000		2028	IPC + 2%	176,880
	510,107	2014	2024	LIB	708,956
				Total	**1,015,072**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	5,217,204
	740,000	2018	Perpetual	6.5%	3,088,333
				Total	**8,305,537**
Debt instruments eligible as capital - BRL	2,125,100	2019	Perpetual	114% of SELIC	2,233,234
	924,900			SELIC + 1.17% to 1.19%	974,293
				Total	**3,207,527**
Total					**55,458,799**

(*) Reference Equity on September 30, 2019 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 37,576,306.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 97

Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 98 Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 98

II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 99 II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 99

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total	
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Unearned premiums (PPNG)	2,380,637	2,085,315	12,662	13,539	-	-	2,393,299	2,098,854
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	210,884	204,584	207,509,679	188,881,264	-	-	207,720,563	189,085,848
Redemptions and other unsettled amounts (PVR)	13,138	12,035	336,495	280,498	-	-	349,633	292,533
Financial surplus (PEF)	1,940	1,909	612,663	589,697	-	-	614,603	591,606
Unsettled claims (PSL)	594,596	547,721	50,159	45,905	-	-	644,755	593,626
Claims / events incurred but not reported (IBNR)	277,288	349,025	24,241	25,759	-	-	301,529	374,784
Administrative (PDA) and related expenses (PDR)	30,065	27,676	106,461	102,473	4,117	8,375	140,643	138,524
Mathematical provision for capitalization (PMC) and redemption (PR)	-	-	-	-	3,504,021	3,358,877	3,504,021	3,358,877
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	13,128	14,552	13,128	14,552
Other provisions	135,789	134,216	242,080	64,284	176	191	378,045	198,691
Total technical provisions (a)	**3,644,337**	**3,362,481**	**208,894,440**	**190,003,419**	**3,521,442**	**3,381,995**	**216,060,219**	**196,747,895**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Capitalization		Total	
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Short-term Interbank investments – money market	**428,743**	**714,331**	**639,906**	**814,589**	**947,825**	**1,412,060**	**2,016,474**	**2,940,980**
Securities and derivative financial instruments	**2,340,966**	**2,029,787**	**210,521,990**	**190,237,048**	**2,771,602**	**2,161,054**	**215,634,558**	**194,427,889**
PGBL / VGBL fund quotas [1]	**-**	**-**	**199,923,581**	**181,627,600**	**-**	**-**	**199,923,581**	**181,627,600**
Government securities - Brazil	-	-	168,865,595	154,811,690	-	-	168,865,595	154,811,690
National treasury bills, Financial treasury bills and National treasury notes	-	-	152,548,257	141,345,181	-	-	152,548,257	141,345,181
Repurchase agreements	-	-	16,317,338	13,466,509	-	-	16,317,338	13,466,509
Corporate securities	-	-	28,924,868	25,688,020	-	-	28,924,868	25,688,020
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	11,415,798	6,764,788	-	-	11,415,798	6,764,788
Financial treasury bills	-	-	17,497,518	18,923,232	-	-	17,497,518	18,923,232
Other	-	-	11,552	-	-	-	11,552	-
PGBL / VGBL fund quotas	-	-	2,352,224	863,977	-	-	2,352,224	863,977
Other Bonds [2]	-	-	(219,106)	263,913	-	-	(219,106)	263,913
Other government securities and private securities	**2,340,966**	**2,029,787**	**10,598,409**	**8,609,448**	**2,771,602**	**2,161,054**	**15,710,977**	**12,800,289**
Receivables from insurance and reinsurance operations [3]	**1,055,098**	**1,148,481**	**-**	**-**	**-**	**-**	**1,055,098**	**1,148,481**
Credit rights	850,203	1,008,773	-	-	-	-	850,203	1,008,773
Other credit	204,895	139,708	-	-	-	-	204,895	139,708
Total Guarantee Assets (b)	**3,824,807**	**3,892,599**	**211,161,896**	**191,051,637**	**3,719,427**	**3,573,114**	**218,706,130**	**198,517,350**
Total Excess Coverage (b-a)	**180,470**	**530,118**	**2,267,456**	**1,048,218**	**197,985**	**191,119**	**2,645,911**	**1,769,455**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a);

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable;

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 100

c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 09/30/2019 01/01 to 09/30/2018 01/01 to 09/30/2019 01/01 to 09/30/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 121,568 - 121,568 74,927 - 74,927 296,290 - 296,290 303,132 - 303,132 48,214 18,296 466,072 396,355 Financial revenues 134,629 - 134,629 89,269 - 89,269 13,073,120 - 13,073,120 7,261,341 - 7,261,341 191,605 148,723 13,399,354 7,499,333 Financial expenses (1 3,061) - (13,061) (14,342) - (1 4,342) (1 2,776,830) - (12,776,830) (6,958,209) - (6,958,209) (1 43,391) (130,427) (12,933,282) (7,102,978) Operating income 2,237,537 6,772 2,244,309 1,984,280 9,251 1,993,531 59,566 777 60,343 356,111 (2,950) 353,161 340,867 358,947 2,645,519 2,705,639 Revenues from premiums and contributions 3,543,981 (19,591) 3,524,390 3,260,913 (9,458) 3,251,455 10,577,471 (1,929) 10,575,542 14,586,191 (2,950) 14,583,241 1,936,683 1,979,831 16,036,615 19,814,527 Changes in technical provisions (2 78,740) 3,007 (275,733) (224,519) 1,170 (2 23,349) (1 0,438,301) - (10,438,301) (14,169,741) - (14,169,741) 2,703 2,993 (10,711,331) (14,390,097) Expenses with claims, benefits, redemptions and prize draws (9 88,612) 23,117 (965,495) (951,481) 17,442 (934,039) (7 5,659) 2,706 (72,953) (55,486) - (55,486) (1 ,605,416) (1,624,991) (2,643,864) (2,614,516) Selling expenses (1 6,635) 239 (16,396) (48,287) 97 (48,190) (2 ,978) - (2,978) (2,767) - (2,767) (3,751) (3,551) (23,125) (54,508) Other operating revenues and expenses (2 2,457) - (22,457) (52,346) - (5 2,346) (9 67) - (967) (2,086) - (2,086) 10,648 4,665 (12,776) (49,767) Total income 2,359,105 6,772 2,365,877 2,059,207 9,251 2,068,458 355,856 777 356,633 659,243 (2,950) 656,293 389,081 377,243 3,111,591 3,101,994 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 101 c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 09/30/2019 01/01 to 09/30/2018 01/01 to 09/30/2019 01/01 to 09/30/2018 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 121,568 - 121,568 74,927 - 74,927 296,290 - 296,290 303,132 - 303,132 48,214 18,296 466,072 396,355 Financial revenues 134,629 - 134,629 89,269 - 89,269 13,073,120 - 13,073,120 7,261,341 - 7,261,341 191,605 148,723 13,399,354 7,499,333 Financial expenses (1 3,061) - (13,061) (14,342) - (1 4,342) (1 2,776,830) - (12,776,830) (6,958,209) - (6,958,209) (1 43,391) (130,427) (12,933,282) (7,102,978) Operating income 2,237,537 6,772 2,244,309 1,984,280 9,251 1,993,531 59,566 777 60,343 356,111 (2,950) 353,161 340,867 358,947 2,645,519 2,705,639 Revenues from premiums and contributions 3,543,981 (19,591) 3,524,390 3,260,913 (9,458) 3,251,455 10,577,471 (1,929) 10,575,542 14,586,191 (2,950) 14,583,241 1,936,683 1,979,831 16,036,615 19,814,527 Changes in technical provisions (2 78,740) 3,007 (275,733) (224,519) 1,170 (2 23,349) (1 0,438,301) - (10,438,301) (14,169,741) - (14,169,741) 2,703 2,993 (10,711,331) (14,390,097) Expenses with claims, benefits, redemptions and prize draws (9 88,612) 23,117 (965,495) (951,481) 17,442 (934,039) (7 5,659) 2,706 (72,953) (55,486) - (55,486) (1 ,605,416) (1,624,991) (2,643,864) (2,614,516) Selling expenses (1 6,635) 239 (16,396) (48,287) 97 (48,190) (2 ,978) - (2,978) (2,767) - (2,767) (3,751) (3,551) (23,125) (54,508) Other operating revenues and expenses (2 2,457) - (22,457) (52,346) - (5 2,346) (9 67) - (967) (2,086) - (2,086) 10,648 4,665 (12,776) (49,767) Total income 2,359,105 6,772 2,365,877 2,059,207 9,251 2,068,458 355,856 777 356,633 659,243 (2,950) 656,293 389,081 377,243 3,111,591 3,101,994 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 101

Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 102 Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 102

II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 103 II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 103

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 09/30/2019				01/01 to 09/30/2018
	Civil	Labor	Other	Total	Total
Opening balance	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	**12,732,945**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	(226,179)	(956,819)	-	(1,182,998)	(1,240,767)
Subtotal	**4,199,841**	**5,864,100**	**573,198**	**10,637,139**	**11,492,178**
Monetary restatement/charges	95,324	380,860	-	476,184	461,612
Changes in the period reflected in results (Note 10g and 10i)	341,114	2,355,450	(73,932)	2,622,632	1,819,303
Increase (*)	683,284	2,460,408	73,959	3,217,651	2,307,588
Reversal	(342,170)	(104,958)	(147,891)	(595,019)	(488,285)
Payment	(1,193,457)	(1,628,636)	-	(2,822,093)	(2,929,145)
Subtotal	**3,442,822**	**6,971,774**	**499,266**	**10,913,862**	**10,843,948**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	226,409	985,467	-	1,211,876	1,191,754
Closing balance (Note 10d)	**3,669,231**	**7,957,241**	**499,266**	**12,125,738**	**12,035,702**
Closing balance at 09/30/2018	**4,702,139**	**6,936,338**	**397,225**	**12,035,702**	

(*) Includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 104

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 09/30/2019			01/01 to 09/30/2018
	Legal obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance	**4,691,011**	**2,101,611**	**6,792,622**	**7,003,159**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(68,178)	(68,178)	(66,190)
Subtotal	**4,691,011**	**2,033,433**	**6,724,444**	**6,936,969**
Monetary restatement / charges	108,866	198,123	306,989	275,978
Changes in the period reflected in results	(60,641)	20,676	(39,965)	(50,805)
Increase	124,805	107,191	231,996	308,056
Reversal	(185,446)	(86,515)	(271,961)	(358,861)
Payment	(5,913)	(112,984)	(118,897)	(294,787)
Subtotal	**4,733,323**	**2,139,248**	**6,872,571**	**6,867,355**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	69,630	69,630	67,704
Closing balance	**4,733,323**	**2,208,878**	**6,942,201**	**6,935,059**
Closing balance at 09/30/2018	**4,588,179**	**2,346,880**	**6,935,059**	

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below:

- CSLL – Isonomy – R$ 1,378,192: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,368,048;

- INSS – Non-compensatory amounts – R$ 675,434: the non-levy of social security contribution on amounts paid as profit sharing is defended;

- PIS and COFINS – Calculation basis – R$ 641,997: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 607,158.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 105

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,241,447 (R$ 3,818,028 at September 30, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 213,292 (R$ 155,934 at September 30, 2018). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 26,731,856, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 5,839,838: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,073,550: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,253,287: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,991,170: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,807,486: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ R$ 1.158.511: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · ISS – Banking Institutions – R$ 1,027,869: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 677,271: Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,004,246 (R$ 1,006,167 at 09/30/2018) (Note 10a) , arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 106 c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,241,447 (R$ 3,818,028 at September 30, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 213,292 (R$ 155,934 at September 30, 2018). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 26,731,856, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 5,839,838: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,073,550: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,253,287: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,991,170: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,807,486: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ R$ 1.158.511: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · ISS – Banking Institutions – R$ 1,027,869: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 677,271: Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,004,246 (R$ 1,006,167 at 09/30/2018) (Note 10a) , arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 106

	09/30/2019				09/30/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,509,405	2,510,801	10,553,257	14,573,463	13,615,017
Quotas	639,305	464,677	256,424	1,360,406	2,211,219
Surety	59,544	62,159	2,751,996	2,873,699	1,311,939
Insurance bond	1,662,520	800,302	11,675,901	14,138,723	11,450,768
Guarantee by government securities	40,398	-	334,380	374,778	534,384
Total	**3,911,172**	**3,837,939**	**25,571,958**	**33,321,069**	**29,123,327**

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 107

Note 10 - Breakdown of accounts a) Other receivables 09/30/2019 09/30/2018 Foreign exchange portfolio (Note 10b) 109,436,448 77,631,607 Deferred tax assets (Note 11b I) 41,189,316 44,982,660 Negotiation and intermediation of securities 22,374,951 11,917,155 Escrow - contingencies, provisions and legal obligations (Note 9b) 14,573,463 13,615,017 Taxes and contributions for offsetting 9,862,826 8,408,390 Operations without credit granting characteristics, net of provisions 3,859,597 2,886,173 Income receivable 3,083,246 2,922,637 Sundry - in Brazil 2,120,040 2,059,055 Receivables from insurance and reinsurance operations 1,356,310 1,282,825 Sundry - foreign 1,300,259 3,748,354 Net amount receivables from reimbursement of provisions (Note 9d) 1,004,246 1,006,167 Post-employment benefits plan assets (Note 16e) 704,551 1,084,891 Other 3,619,196 2,952,214 Total 214,484,449 174,497,145 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 108 Note 10 - Breakdown of accounts a) Other receivables 09/30/2019 09/30/2018 Foreign exchange portfolio (Note 10b) 109,436,448 77,631,607 Deferred tax assets (Note 11b I) 41,189,316 44,982,660 Negotiation and intermediation of securities 22,374,951 11,917,155 Escrow - contingencies, provisions and legal obligations (Note 9b) 14,573,463 13,615,017 Taxes and contributions for offsetting 9,862,826 8,408,390 Operations without credit granting characteristics, net of provisions 3,859,597 2,886,173 Income receivable 3,083,246 2,922,637 Sundry - in Brazil 2,120,040 2,059,055 Receivables from insurance and reinsurance operations 1,356,310 1,282,825 Sundry - foreign 1,300,259 3,748,354 Net amount receivables from reimbursement of provisions (Note 9d) 1,004,246 1,006,167 Post-employment benefits plan assets (Note 16e) 704,551 1,084,891 Other 3,619,196 2,952,214 Total 214,484,449 174,497,145 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 108

b) **Foreign exchange portfolio**

	09/30/2019	09/30/2018
Assets - other receivables	**109,436,448**	**77,631,607**
Exchange purchase pending settlement – foreign currency	49,686,149	39,712,152
Bills of exchange and term documents – foreign currency	12,202	12,998
Exchange sale rights – local currency	60,215,899	38,574,015
(Advances received) – local currency	(477,802)	(667,558)
Liabilities – other liabilities (Note 2a)	**110,028,234**	**77,620,730**
Exchange sales pending settlement – foreign currency	59,461,698	38,126,603
Liabilities from purchase of foreign currency – local currency	50,365,032	39,290,028
Other	201,504	204,099
Offsetting accounts	**2,339,289**	**1,913,580**
Outstanding import credits – foreign currency	829,996	712,256
Confirmed export credits – foreign currency	1,509,293	1,201,324

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 109

c) Prepaid expenses 09/30/2019 09/30/2018 Publicity and advertising 327,859 421,641 Commissions related to software maintenance 554,306 371,273 257,787 293,570 Commissions Related to payroll loans 56,194 97,447 Related to insurance and pension plan 14,049 23,039 Related to vehicle financing 13,158 17,320 Restricted to commissions / partnership agreements 235 1,647 Other 174,151 154,118 Credit Card Operating Expenses 780,887 43,244 Legal Protection Insurance 127,398 136,839 Municipal Tax 45,846 35,035 Other 621,139 558,427 2,715,222 1,860,029 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 110 c) Prepaid expenses 09/30/2019 09/30/2018 Publicity and advertising 327,859 421,641 Commissions related to software maintenance 554,306 371,273 257,787 293,570 Commissions Related to payroll loans 56,194 97,447 Related to insurance and pension plan 14,049 23,039 Related to vehicle financing 13,158 17,320 Restricted to commissions / partnership agreements 235 1,647 Other 174,151 154,118 Credit Card Operating Expenses 780,887 43,244 Legal Protection Insurance 127,398 136,839 Municipal Tax 45,846 35,035 Other 621,139 558,427 2,715,222 1,860,029 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 110

d) Other liabilities - Sundry

	09/30/2019	09/30/2018
Foreign exchange portfolio (Note 10b)	110,028,234	77,620,730
Payment Transactions	33,130,832	35,231,817
Tax and social security obligations (Note 11c)	17,621,416	15,263,353
Provisions for civil, labor, other risks and tax lawsuits (Note 9b)	14,334,616	14,382,582
Negotiation and intermediation of securities	13,254,470	9,188,723
Collection and payment of taxes and contributions	6,197,254	5,786,200
Social and statutory	3,428,567	2,816,256
Transactions related to credit assignments (Note 6f)	3,169,288	4,136,421
Provisions for sundry payments	3,750,771	3,441,230
Sundry creditors - foreign	5,002,819	5,810,631
Sundry creditors - in Brazil	3,483,715	2,384,333
Personnel provision	2,354,506	2,218,040
Funds to be released	1,233,502	1,240,771
Liabilities for official agreements and rendering of payment services	999,313	904,582
Provision financial guarantees provided (Note 6c)	1,010,078	1,268,994
Post-employment benefits plan liabilities (Note 16e)	1,252,562	779,454
Other	1,653,496	2,895,263
Total	**221,905,439**	**185,369,380**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 111

e) Banking service fees 01/01 to 01/01 to 09/30/2019 09/30/2018 Credit and debit cards 8,592,281 8,695,056 Asset management 5,322,471 4,714,186 Funds 4,797,504 4,215,750 Cons Consorti ora tia management fee 524,967 498,436 Loan operations and financial guarantees provided 1,319,677 1,387,906 Loan operations 295,542 263,975 Financial guarantees provided 1,024,135 1,123,931 Receipt services 1,368,566 1,328,198 Charge services 1,148,746 1,126,449 Collection services 219,820 201,749 Current account 546,918 524,202 Other 2,457,010 2,369,889 Custody and management of portfolio 365,402 322,480 Economic and financial advisory 717,571 503,402 Other services 1,374,037 1,544,007 Total 19,606,923 19,019,437 f) Income related to bank charges 01/01 to 01/01 to 09/30/2019 09/30/2018 Service packages 4,858,748 4,859,922 Credit cards – annual fees and other services 2,998,451 2,846,847 Earnings from securities brokerage 765,565 560,346 Loan operations / registration 723,869 623,250 Transfer of funds 310,335 291,886 Deposit account 173,169 158,441 Total 9,830,137 9,340,692 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 112 e) Banking service fees 01/01 to 01/01 to 09/30/2019 09/30/2018 Credit and debit cards 8,592,281 8,695,056 Asset management 5,322,471 4,714,186 Funds 4,797,504 4,215,750 Cons Consorti ora tia management fee 524,967 498,436 Loan operations and financial guarantees provided 1,319,677 1,387,906 Loan operations 295,542 263,975 Financial guarantees provided 1,024,135 1,123,931 Receipt services 1,368,566 1,328,198 Charge services 1,148,746 1,126,449 Collection services 219,820 201,749 Current account 546,918 524,202 Other 2,457,010 2,369,889 Custody and management of portfolio 365,402 322,480 Economic and financial advisory 717,571 503,402 Other services 1,374,037 1,544,007 Total 19,606,923 19,019,437 f) Income related to bank charges 01/01 to 01/01 to 09/30/2019 09/30/2018 Service packages 4,858,748 4,859,922 Credit cards – annual fees and other services 2,998,451 2,846,847 Earnings from securities brokerage 765,565 560,346 Loan operations / registration 723,869 623,250 Transfer of funds 310,335 291,886 Deposit account 173,169 158,441 Total 9,830,137 9,340,692 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 112

g) Personnel expenses

	01/01 to 09/30/2019	01/01 to 09/30/2018
Compensation	(7,212,610)	(7,515,540)
Employees' profit sharing	(3,452,071)	(3,006,366)
Social benefits	(3,405,261)	(2,807,122)
Charges	(2,478,408)	(2,237,324)
Labor claims and termination of employees	(3,709,907)	(1,651,116)
Training	(123,794)	(167,048)
Share-based payment (Note 13g)	(200,628)	(167,728)
Total (*)	**(20,582,679)**	**(17,552,244)**

(*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385,039.

h) Other administrative expenses

	01/01 to 09/30/2019	01/01 to 09/30/2018
Third-party services	(3,405,369)	(3,234,198)
Data processing and telecommunications	(3,219,849)	(3,123,265)
Installations	(2,445,073)	(2,439,546)
Depreciation and amortization	(2,103,386)	(1,991,485)
Advertising, promotions and publicity	(921,092)	(1,052,637)
Financial system services	(544,454)	(552,978)
Security	(563,662)	(565,304)
Transportation	(269,895)	(256,211)
Materials	(247,663)	(238,898)
Travel expenses	(176,687)	(164,627)
Other	(889,032)	(964,527)
Total	**(14,786,162)**	**(14,583,676)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 113

i) Other operating expenses 01/01 to 01/01 to 09/30/2019 09/30/2018 Selling - credit cards (3,274,199) (2,833,733) Operations without no credit granting characteristics, net of provision (387,094) (1,633,355) Amortization of goodwill (952,770) (941,807) Provision for lawsuits (Note 9b) (311,593) (487,988) Civil (341,114) (228,024) Tax and social security obligations (44,411) (13,424) Other 73,932 (246,540) Claims (346,934) (275,260) Refund of interbank costs (247,283) (217,174) Impairment – Intangible assets - (167,363) Other (1,230,982) (1,568,324) Total (6,750,855) (8,125,004) Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 114 i) Other operating expenses 01/01 to 01/01 to 09/30/2019 09/30/2018 Selling - credit cards (3,274,199) (2,833,733) Operations without no credit granting characteristics, net of provision (387,094) (1,633,355) Amortization of goodwill (952,770) (941,807) Provision for lawsuits (Note 9b) (311,593) (487,988) Civil (341,114) (228,024) Tax and social security obligations (44,411) (13,424) Other 73,932 (246,540) Claims (346,934) (275,260) Refund of interbank costs (247,283) (217,174) Impairment – Intangible assets - (167,363) Other (1,230,982) (1,568,324) Total (6,750,855) (8,125,004) Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 114

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [1]	15.00%
PIS [2]	0.65%
COFINS [2]	4.00%
ISS up to	5.00%

(1) In October 2019, the Brazilian Congress approved the Constitutional Amendment Bill (PEC) 06, which increased the tax rate of Social Contribution on Net Income for banks from 15.00% to 20.00%. For other financial subsidiaries and equivalent companies, the tax rate continues being 15.00%, and for the others, it is 9.00%.

(2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation:

Due on operations for the period	01/01 to 09/30/2019	01/01 to 09/30/2018
Income before income tax and social contribution	**25,539,779**	**21,376,887**
Charges (income tax and social contribution) at the rates in effect	(10,215,912)	(9,619,599)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	284,176	82,766
Foreign exchange variations on investments abroad	1,180,004	4,912,886
Interest on capital	2,334,543	2,737,069
Corporate reorganizations (Note 3l)	-	470,804
Dividends and interest on external debt securities	366,018	376,136
Other nondeductible expenses net of non taxable income (*)	(2,568,749)	(5,375,295)
Income tax and social contribution expenses	**(8,619,920)**	**(6,415,233)**
Related to temporary differences		
Increase / (reversal) for the period	2,770,608	4,172,366
Increase / (reversal) of prior periods	4,876	1,660
(Expenses) / Income from deferred taxes	**2,775,484**	**4,174,026**
Total income tax and social contribution expenses	**(5,844,436)**	**(2,241,207)**

(*) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 09/30/2019	01/01 to 09/30/2018
PIS and COFINS	(3,883,080)	(3,106,614)
ISS	(1,035,165)	(971,200)
Other	(422,432)	(561,365)
Total	**(5,340,677)**	**(4,639,179)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (278,928) (R$ (232,401) from 01/01 to 09/30/2018) and are mainly composed of PIS and COFINS.

III -Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 19b.

The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 115

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets				
	09/30/2019	09/30/2018	12/31/2018	Realization / Reversal	Increase	09/30/2019	09/30/2018
Reflected in income			**38,296,689**	**(10,644,016)**	**12,020,723**	**39,673,396**	**43,096,272**
Provision for loan losses	53,100,569	59,359,946	20,813,583	(4,674,298)	4,415,749	20,555,034	23,559,494
Related to tax losses and social contribution loss carryforwards			4,302,570	(1,011,416)	1,500,779	4,791,933	5,956,156
Provision for profit sharing	4,068,642	3,401,821	1,843,824	(1,843,824)	1,519,897	1,519,897	1,423,364
Provision for devaluation of securities with permanent impairment	2,932,859	3,604,439	1,385,944	(614,549)	400,079	1,171,474	1,421,239
Adjustment to Market Value of Trading Securities and Derivative Financial Instruments	1,233,207	874,971	115,771	(115,771)	545,393	545,393	347,745
Adjustments of operations carried out on the futures settlement market	238,939	320,073	105,210	(105,210)	102,170	102,170	153,424
Goodwill on purchase of investments	2,352,443	1,374,261	641,392	(90,706)	141,911	692,597	405,918
Provision	12,312,965	11,940,932	4,464,058	(1,190,884)	1,466,431	4,739,605	4,853,593
Civil lawsuits	3,442,822	4,206,606	1,585,884	(473,652)	156,575	1,268,807	1,708,898
Labor claims	6,661,265	5,387,446	2,037,530	(637,432)	1,187,149	2,587,247	2,088,599
Tax and social security obligations	2,208,878	2,346,880	840,644	(79,800)	122,707	883,551	1,056,096
Legal liabilities	1,924,561	1,220,030	675,822	(10,806)	73,741	738,757	544,776
Provision related to health insurance operations	873,155	855,904	342,636	-	6,626	349,262	345,443
Other non-deductible provisions	11,280,942	9,649,643	3,605,879	(986,552)	1,847,947	4,467,274	4,085,120
Reflected in stockholders' equity			**1,574,360**	**(178,515)**	**120,075**	**1,515,920**	**1,886,388**
Corporate reorganizations (Note 3l)	-	461,574	-	-	-	-	156,935
Adjustment to market value of available-for-sale securities	9,654	1,750,342	182,211	(178,515)	337	4,033	718,654
Cash flow hedge	3,054,040	2,213,585	1,288,953	-	81,577	1,370,530	1,008,754
Post-employment benefits	353,391	4,760	103,196	-	38,161	141,357	2,045
Total (*)	**93,735,367**	**97,032,281**	**39,871,049**	**(10,822,531)**	**12,140,798**	**41,189,316**	**44,982,660**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**603,475**	**(4,079)**	**-**	**599,396**	**603,475**

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

For ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 1,760,802 (R$ 2,358,863 at 09/30/2018) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,279,730 (R$ 1,751,485 at 09/30/2018), Provisions for Escrow Accounts of R$ 112,688 (R$ 112,766 at 09/30/2018), Administrative Provisions of R$ 40,215 (R$ 49,988 at 09/30/2018), Provisions for Legal, Tax and Social Security Risks of R$ 87,972 (R$ 81,506 at 09/30/2018), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 405 (R$ 237,680 at 09/30/2018), and Goodwill on purchase of investments of R$ 207,828.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 116

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2018	Realization / Reversal	Increase	09/30/2019	09/30/2018
Reflected in income	**5,532,962**	**(3,172,165)**	**1,543,220**	**3,904,017**	**4,558,659**
Depreciation in excess – leasing	345,754	(73,694)	-	272,060	333,259
Restatement of escrow deposits for legal obligations and provision	1,348,337	(17,641)	38,146	1,368,842	1,342,604
Post-employment benefits	287,361	(36,045)	6,857	258,173	298,506
Adjustments to market value of trading securities and derivative financial	2,007,291	(2,007,291)	214,318	214,318	591,820
Adjustments of operations carried out on the future settlement market	1,020,024	(1,020,024)	1,204,599	1,204,599	1,456,365
Taxation of results abroad – capital gains	1,330	(223)	-	1,107	1,634
Other	522,865	(17,247)	79,300	584,918	534,471
Reflected in stockholders' equity	**336,833**	**(1,853)**	**991,711**	**1,326,691**	**33,599**
Adjustments to market value of available-for-sale securities	330,028	(1,853)	990,914	1,319,089	7,879
Post-employment benefits	6,805	-	797	7,602	25,720
Total	**5,869,795**	**(3,174,018)**	**2,534,931**	**5,230,708**	**4,592,258**

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 125,961 (R$ 16,024 at 09/30/2018) and are basically comprised of Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 4,553 (R$ 3,995 at 09/30/2018) and Adjustments to market value of trading securities and derivative financial instruments of R$ 59,142.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 117

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 2,139,900 6% 2 ,695,852 56% 4 ,835,752 12% 3 63,181 61% (65,865) 1% 5,133,068 14% 2020 1 3,718,853 38% 517,954 11% 14,236,807 35% 191,293 32% (182,987) 3% 1 4,245,113 39% 2021 7 ,609,479 21% 2 39,138 5% 7 ,848,617 19% 544 0% (148,658) 3% 7 ,700,503 21% 2022 4,413,272 12% 2 88,841 6% 4 ,702,113 11% 4 3,824 7% (1,354,865) 26% 3,391,072 9% 2023 2 ,322,963 6% 189,352 4% 2,512,315 6% - 0% (256,551) 5% 2 ,255,764 6% after 2023 6,192,916 17% 860,796 18% 7,053,712 17% 554 0% (3,221,782) 62% 3,832,484 11% Total 3 6,397,383 100% 4,791,933 100% 41,189,316 100% 599,396 100% (5,230,708) 100% 3 6,558,004 100% (*) Present value 3 4,055,289 4,575,200 38,630,489 587,955 (4,553,168) 3 4,665,276 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At September 30, 2018, the temporary effects under Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 09/30/2019 and 09/30/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 118 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 2,139,900 6% 2 ,695,852 56% 4 ,835,752 12% 3 63,181 61% (65,865) 1% 5,133,068 14% 2020 1 3,718,853 38% 517,954 11% 14,236,807 35% 191,293 32% (182,987) 3% 1 4,245,113 39% 2021 7 ,609,479 21% 2 39,138 5% 7 ,848,617 19% 544 0% (148,658) 3% 7 ,700,503 21% 2022 4,413,272 12% 2 88,841 6% 4 ,702,113 11% 4 3,824 7% (1,354,865) 26% 3,391,072 9% 2023 2 ,322,963 6% 189,352 4% 2,512,315 6% - 0% (256,551) 5% 2 ,255,764 6% after 2023 6,192,916 17% 860,796 18% 7,053,712 17% 554 0% (3,221,782) 62% 3,832,484 11% Total 3 6,397,383 100% 4,791,933 100% 41,189,316 100% 599,396 100% (5,230,708) 100% 3 6,558,004 100% (*) Present value 3 4,055,289 4,575,200 38,630,489 587,955 (4,553,168) 3 4,665,276 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At September 30, 2018, the temporary effects under Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. As at 09/30/2019 and 09/30/2018, there are no unrecognized tax credits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 118

c) Tax and social security obligations 09/30/2019 09/30/2018 Taxes and contributions on income payable 5,503,174 3,990,349 Other Taxes and Contributions payable 2,154,211 2,092,567 Provision for deferred income tax and social contribution (Note 11b II) 5,230,708 4,592,258 Legal liabilities (Note 9b IV) 4,733,323 4,588,179 Total (Note 10d) 17,621,416 15,263,353 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 815,559 (R$ 831,503 at 09/30/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 673,930 (R$ 800,402 at 09/30/2018) and Provision for deferred income tax and social contribution R$ 125,961 (R$ 16,024 at 09/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 119 c) Tax and social security obligations 09/30/2019 09/30/2018 Taxes and contributions on income payable 5,503,174 3,990,349 Other Taxes and Contributions payable 2,154,211 2,092,567 Provision for deferred income tax and social contribution (Note 11b II) 5,230,708 4,592,258 Legal liabilities (Note 9b IV) 4,733,323 4,588,179 Total (Note 10d) 17,621,416 15,263,353 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 815,559 (R$ 831,503 at 09/30/2018) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 673,930 (R$ 800,402 at 09/30/2018) and Provision for deferred income tax and social contribution R$ 125,961 (R$ 16,024 at 09/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 119

Note 12 – Permanent Assets

a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING (1)

Companies	Functional currency	Balance at 12/31/2018 - Book value - Stockholders' equity	Balance at 12/31/2018 - Book value - Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Balance at 12/31/2018 - Book value - Adjustments to investor criteria (2)	Balance at 12/31/2018 - Unrealized results	Balance at 12/31/2018 - Goodwill	Balance at 12/31/2018 - Total	Changes 09/30/2019 - Amortization of goodwill	Changes 09/30/2019 - Dividends paid/accrued (3)	Changes 09/30/2019 - Equity in earnings of subsidiaries - Net income	Changes 09/30/2019 - Equity in earnings of subsidiaries - Adjustments to investor criteria (2)	Changes 09/30/2019 - Equity in earnings of subsidiaries - Unrealized results and other	Changes 09/30/2019 - Equity in earnings of subsidiaries - Total (4)	Changes 09/30/2019 - Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Changes 09/30/2019 - Adjustments in marketable securities of subsidiaries and other	Balance at 09/30/2019	Balance at 09/30/2018	Equity in earnings of subsidiaries from 01/01 to 09/30/2018
In Brazil		**100,750,003**	**810,186**	**762,240**	**(84,365)**	-	**102,238,064**	-	**(17,974,182)**	**15,850,031**	**90,109**	**(14,407)**	**15,925,733**	**218,995**	**1,101,737**	**101,510,347**	**100,421,424**	**11,948,567**
Itaú Unibanco S.A.		85,697,840	814,997	687,089	(40,613)	-	87,159,313	-	(17,514,174)	13,034,546	85,100	(7,778)	13,111,868	225,151	807,969	83,790,127	85,492,306	10,185,914
Banco Itaucard S.A.		9,326,105	80	6,303	(38,325)	-	9,294,163	-	(440,000)	1,824,085	1,030	(7,441)	1,817,674	(2,633)	205,423	10,874,627	9,433,669	989,447
Banco Itaú BBA S.A.		2,155,294	(4,349)	58,209	(5,427)	-	2,203,727	-	-	494,460	3,898	812	499,170	(3,136)	89,064	2,788,825	2,067,654	403,574
Itaú Consult. de Valores Mobiliários e Part. S.A.		2,319,729	(542)	-	-	-	2,319,187	-	(7)	250,625	(1)	-	250,624	(387)	(500)	2,568,917	2,266,515	195,263
Itaú Corretora de Valores S.A.		1,251,029	-	10,639	-	-	1,261,668	-	(20,000)	246,313	82		246,395	-	(219)	1,487,844	1,161,269	174,367
Itaú Seguros S.A.		6	-	-	-	-	6	-	(1)	2	-	-	2	-	-	7	11	2
Foreign		**6,892,999**	**837,501**	-	**(10,571)**	**327,393**	**8,047,322**	**(33,868)**	**(196,531)**	**750,718**	-	**239**	**750,957**	**16,082**	**38,015**	**8,621,977**	**8,579,049**	**666,835**
Itaú Corpbanca	Chilean peso	3,231,204	488,128	-	-	327,393	4,046,725	(33,868)	(66,410)	33,356	-	(609)	32,747	84,611	33,213	4,097,018	4,347,600	5,988
BICSA Holdings, LTD.	Chilean peso	1,775,118	246,661	-	(10,571)	-	2,011,208	-	-	100,262	-	848	101,110	49,489	3	2,161,810	2,098,318	92,378
Banco Itaú Uruguay S.A.	Uruguayan peso	1,586,997	84,876	-	-	-	1,671,873	-	-	483,602	-	-	483,602	(99,074)	4,785	2,061,186	1,823,290	439,300
OCA S.A.	Uruguayan peso	299,680	17,836	-	-	-	317,516	-	(130,121)	133,498	-	-	133,498	(18,944)	14	301,963	309,841	129,169
Grand total		**107,643,002**	**1,647,687**	**762,240**	**(94,936)**	**327,393**	**110,285,386**	**(33,868)**	**(18,170,713)**	**16,600,749**	**90,109**	**(14,168)**	**16,676,690**	**235,077**	**1,139,752**	**110,132,324**	**109,000,473**	**12,615,402**

(1) Itaú Unibanco Holding S.A. – Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 98,909 thousand (R$ 156,524 thousand from January 1 to September 30, 2018) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of income.

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 3,249,727 (R$ 10,905,941 from January 1 to setember 30, 2018).

Companies	Capital	Stockholders' equity	Net Income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING - Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING - Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING - Quotas	Equity share in capital 09/30/2019 (%) - Voting	Equity share in capital 09/30/2019 (%) - Share
In Brazil								
Itaú Unibanco S.A.	61,925,426	83,838,517	13,034,546	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,608,000	10,920,392	1,824,085	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490,000	2,793,441	494,460	4,474,435	4,474,436	-	99.99	99.99
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,328,562	2,568,917	250,625	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,487,844	246,313	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	1,438,000	2,456,757	646,529	297	1	-	0.01	0.01
Foreign								
Itaú CorpBanca	10,644,189	16,944,654	148,573	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,377,836	2,171,534	100,262	-	-	330,860,745	99.99	99.99
Banco Itaú Uruguay S.A.	504,560	2,061,185	483,602	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,990	301,963	133,498	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 120

b) Fixed assets for use, goodwill and intangible assets

I) Fixed assets for use

Fixed assets for use [1]	Fixed assets under construction	Real estate for use [2] [3]		Other fixed assets for use					Total
		Land	Buildings	Improvements [3]	Installations for use [3]	Furniture and equipment for use	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2018	**553,851**	**905,877**	**3,041,086**	**2,444,358**	**1,989,243**	**1,145,207**	**7,035,746**	**1,252,778**	**18,368,146**
Acquisitions	308,462	9,913	36,936	36,033	5,723	49,883	643,425	67,040	1,157,415
Disposals	-	(6,592)	(11,334)	(4,606)	(2,252)	(1,832)	(230,043)	(4,151)	(260,810)
Exchange variation	(1,164)	(52)	(1,543)	12,594	(738)	(1,704)	(12,025)	557	(4,075)
Transfers	(120,709)	-	9,262	79,011	18,341	357	13,738	-	-
Other	(14,792)	(14,475)	(185,509)	(20,296)	(279,448)	(12,435)	(180,524)	(1,511)	(708,990)
Balance at 09/30/2019	**725,648**	**894,671**	**2,888,898**	**2,547,094**	**1,730,869**	**1,179,476**	**7,270,317**	**1,314,713**	**18,551,686**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,928,265)**	**(1,629,792)**	**(1,290,935)**	**(778,916)**	**(5,473,194)**	**(862,403)**	**(11,963,505)**
Depreciation expenses	-	-	(56,396)	(131,829)	(102,163)	(66,088)	(550,112)	(93,165)	(999,753)
Disposals	-	-	7,547	3,945	933	1,457	194,113	2,969	210,964
Exchange variation	-	-	1,545	(7,815)	937	317	6,185	(647)	522
Other	-	-	160,164	20,436	267,242	13,259	125,426	272	586,799
Balance at 09/30/2019	**-**	**-**	**(1,815,405)**	**(1,745,055)**	**(1,123,986)**	**(829,971)**	**(5,697,582)**	**(952,974)**	**(12,164,973)**
Book value									
Balance at 09/30/2019 [4]	**725,648**	**894,671**	**1,073,493**	**802,039**	**606,883**	**349,505**	**1,572,735**	**361,739**	**6,386,713**
Balance at 09/30/2018 [4]	**480,563**	**920,248**	**1,161,206**	**815,417**	**725,373**	**395,153**	**1,401,687**	**400,900**	**6,300,547**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 660, achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 2,915 at 09/30/2018 related to real estate property pledged.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 121

II) Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [(1)]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(2)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,207,941**	**2,498,530**	**5,051,918**	**4,528,509**	**2,306,861**	**25,593,759**
Acquisitions	-	200	624,512	800,353	346,388	1,771,453
Disposals	-	-	(82,710)	-	(97,854)	(180,564)
Exchange variation	168,261	4,323	28,816	-	38,973	240,373
Other	(44,395)	(4,535)	91,475	-	19,804	62,349
Balance at 09/30/2019	**11,331,807**	**2,498,518**	**5,714,011**	**5,328,862**	**2,614,172**	**27,487,370**
Amortization						
Balance at 12/31/2018	**(3,904,790)**	**(842,708)**	**(2,426,963)**	**(1,822,651)**	**(1,004,531)**	**(10,001,643)**
Amortization expenses [(3)]	(961,971)	(160,458)	(498,225)	(504,678)	(236,352)	(2,361,684)
Disposals	-	-	27,279	-	97,854	125,133
Exchange variation	(57,719)	(305)	(14,318)	-	(34,589)	(106,931)
Other	34,064	7,127	(74,037)	-	(12,055)	(44,901)
Balance at 09/30/2019	**(4,890,416)**	**(996,344)**	**(2,986,264)**	**(2,327,329)**	**(1,189,673)**	**(12,390,026)**
Impairment (Note 10i)						
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Additions / assumptions	-	-	-	-	-	-
Disposals	-	-	58,748	-	-	58,748
Exchange variation	-	-	-	-	-	-
Balance at 09/30/2019	-	-	**(167,003)**	**(342,835)**	-	**(509,838)**
Book value						
Balance at 09/30/2019	**6,441,391**	**1,502,174**	**2,560,744**	**2,658,698**	**1,424,499**	**14,587,506**
Balance at 09/30/2018	**8,033,840**	**1,826,672**	**2,501,149**	**2,470,555**	**1,248,731**	**16,080,947**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 363,806 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (375,098) (R$ (334,725) from 01/01 to 09/30/2018) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 122

Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 09/30/2019 4,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Residents in Brazil at 09/30/2019 4 ,927,162,769 1,646,221,565 6 ,573,384,334 6 5,134,876 Residents abroad at 09/30/2019 31,127,590 3 ,199,623,424 3 ,230,751,014 3 2,013,124 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (23,572,720) (23,572,720) 5 12,767 (1) Treasury shares at 09/30/2019 - 60,041,706 60,041,706 (1,306,923) Outstanding shares at 09/30/2019 4 ,958,290,359 4,785,803,283 9 ,744,093,642 (2) 4 ,958,290,359 4 ,755,656,409 9,713,946,768 Outstanding shares at 09/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 09/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 09/30/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 09/30/2019 30.12 35.03 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 123 Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 02/22/2018, cancellations of 14,424,206, were approved, of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the ITAÚ UNIBANCO HOLDING's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4 ,928,076,320 1,609,055,166 6 ,537,131,486 6 4,775,651 Residents abroad at 12/31/2018 30,214,039 3 ,236,789,823 3,267,003,862 3 2,372,349 Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 9 7,148,000 Shares of capital stock at 09/30/2019 4,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148,000 Residents in Brazil at 09/30/2019 4 ,927,162,769 1,646,221,565 6 ,573,384,334 6 5,134,876 Residents abroad at 09/30/2019 31,127,590 3 ,199,623,424 3 ,230,751,014 3 2,013,124 (1) Treasury shares at 12/31/2018 - 8 3,614,426 8 3,614,426 (1,819,690) Result of delivery of treasure shares - (23,572,720) (23,572,720) 5 12,767 (1) Treasury shares at 09/30/2019 - 60,041,706 60,041,706 (1,306,923) Outstanding shares at 09/30/2019 4 ,958,290,359 4,785,803,283 9 ,744,093,642 (2) 4 ,958,290,359 4 ,755,656,409 9,713,946,768 Outstanding shares at 09/30/2018 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 09/30/2018 were adjusted by the split approved on October 31, 2018. In 2019 there was no purchase of treasury shares in the period. See below average cost of shares in treasury and their market price in reais: 01/01 to 09/30/2019 Cost / Market value Common Preferred Average cost - 21.76 Market value at 09/30/2019 30.12 35.03 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 123

b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Breakdown of dividends and interest on capital 09/30/2019 Statutory individual net income 18,450,979 Adjustments: (-) Legal reserve - 5% (922,549) Dividend calculation basis 17,528,430 Minimun mandatory dividend - 25% 4,382,108 Dividends and Interest on Capital Paid / Accrued / Identified 11,047,516 II – Stockholders' yields Gross value per WHT (With Gross Net share (R$) holding tax) Paid / Prepaid 8 ,835,733 - 8 ,835,733 0.0150 1 ,168,190 - 1,168,190 Dividends - 8 monthly installments paid in February to Setember 2019 Dividends - paid on 08/23/2019 0.7869 7 ,667,543 - 7 ,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 1 46,160 - 146,160 Dividends - 1 monthly installment paid on 10/01/2019 0.0150 146,160 - 146,160 Identified in Profit Reserve In Stockholders’ Equity] 0.2120 2 ,065,623 - 2,065,623 Total from 01/01 to 09/30/2019 1 1,047,516 - 11,047,516 Total from 01/01 to 09/30/2018 7 ,709,082 (136,974) 7 ,572,108 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 124 b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of minimum mandatory dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Breakdown of dividends and interest on capital 09/30/2019 Statutory individual net income 18,450,979 Adjustments: (-) Legal reserve - 5% (922,549) Dividend calculation basis 17,528,430 Minimun mandatory dividend - 25% 4,382,108 Dividends and Interest on Capital Paid / Accrued / Identified 11,047,516 II – Stockholders' yields Gross value per WHT (With Gross Net share (R$) holding tax) Paid / Prepaid 8 ,835,733 - 8 ,835,733 0.0150 1 ,168,190 - 1,168,190 Dividends - 8 monthly installments paid in February to Setember 2019 Dividends - paid on 08/23/2019 0.7869 7 ,667,543 - 7 ,667,543 Accrued (Recorded in Other Liabilities – Social and statutory) 1 46,160 - 146,160 Dividends - 1 monthly installment paid on 10/01/2019 0.0150 146,160 - 146,160 Identified in Profit Reserve In Stockholders’ Equity] 0.2120 2 ,065,623 - 2,065,623 Total from 01/01 to 09/30/2019 1 1,047,516 - 11,047,516 Total from 01/01 to 09/30/2018 7 ,709,082 (136,974) 7 ,572,108 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 124

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 09/30/2019 09/30/2018 Capital reserves 1,847,973 1,732,340 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,563,356 1,447,723 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 27,389,022 29,160,487 (1) Legal 10,912,741 9,657,138 (2) Statutory 16,476,281 19,503,349 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 ITAÚ UNIBANCO HOLDING 18,450,979 1 5,284,291 1 25,768,595 1 25,533,551 Amortization of goodwill 92,740 171,095 (49,368) (1 93,510) Corporate reorganizations (Note 3l) - 1 ,384,719 - (3 04,638) Conversion adjustments of foreign investments (Note 3s) 5 57,250 1,931,462 - - Foreign exchange variations of investments (439) (238) - - Hedge of net investments in foreign operations 9 74,930 3,376,042 - - Tax effects – hedge of net investments in foreign operations (4 17,241) (1,444,342) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 1 9,100,969 1 8,771,567 1 25,719,227 125,035,403 e) Equity valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 09/30/2019 09/30/2018 Available-for-sale securities 1 ,551,041 (1 ,120,482) Hedge cash flow (1,681,539) (1,323,757) Remeasurement of post-employment benefits obligations (1 ,065,252) (829,869) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (8 34,995) (3 49,854) (*) Equity valuation adjustments (2,030,745) (3,623,962) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Results 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Itaú CorpBanca (Note 2c) 10,482,752 11,418,006 (91,914) (17,068) Itaú CorpBanca Colombia S.A. (Note 2c) 1,283,113 1,380,598 (49,909) (15,112) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 490,950 399,802 (107,108) (66,474) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 420,467 359,905 (31,953) (57,825) Other 134,295 102,482 (47,729) (26,885) Total 12,811,577 13,660,793 (328,613) (183,364) Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 125 c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 09/30/2019 09/30/2018 Capital reserves 1,847,973 1,732,340 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,563,356 1,447,723 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Profit reserves 27,389,022 29,160,487 (1) Legal 10,912,741 9,657,138 (2) Statutory 16,476,281 19,503,349 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 ITAÚ UNIBANCO HOLDING 18,450,979 1 5,284,291 1 25,768,595 1 25,533,551 Amortization of goodwill 92,740 171,095 (49,368) (1 93,510) Corporate reorganizations (Note 3l) - 1 ,384,719 - (3 04,638) Conversion adjustments of foreign investments (Note 3s) 5 57,250 1,931,462 - - Foreign exchange variations of investments (439) (238) - - Hedge of net investments in foreign operations 9 74,930 3,376,042 - - Tax effects – hedge of net investments in foreign operations (4 17,241) (1,444,342) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 1 9,100,969 1 8,771,567 1 25,719,227 125,035,403 e) Equity valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED 09/30/2019 09/30/2018 Available-for-sale securities 1 ,551,041 (1 ,120,482) Hedge cash flow (1,681,539) (1,323,757) Remeasurement of post-employment benefits obligations (1 ,065,252) (829,869) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (8 34,995) (3 49,854) (*) Equity valuation adjustments (2,030,745) (3,623,962) (*) Net of tax effects. f) Non-controlling interests Stockholders’ equity Results 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Itaú CorpBanca (Note 2c) 10,482,752 11,418,006 (91,914) (17,068) Itaú CorpBanca Colombia S.A. (Note 2c) 1,283,113 1,380,598 (49,909) (15,112) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 490,950 399,802 (107,108) (66,474) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 420,467 359,905 (31,953) (57,825) Other 134,295 102,482 (47,729) (26,885) Total 12,811,577 13,660,793 (328,613) (183,364) Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 125

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 09/30/2019	01/01 to 09/30/2018
Partner Plan (Note 10g)	(200,628)	(167,728)
Share-based plan	(308,575)	(292,638)
Total	**(509,203)**	**(460,366)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days. The calculation takes place on the seventh business day prior to the grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 09/30/2019	01/01 to 09/30/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New granted	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(1,271,138)	(518,153)
Closing balance	**40,069,577**	**48,871,224**
Weighted average of remaining contractual life (years)	**1.85**	**2.61**
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 126

II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 9,794,250 10,547,190 Delivered (14,237,280) (16,611,520) Cancelled (81,226) (134,925) Closing balance 20,491,889 25,030,718 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 09/30/2019 01/01 to 09/30/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (1 0,530) 21.99 Exercised (1 ,456,493) 22.45 (14,498,569) 25.96 Closing balance 1,617,516 22.73 10,005,260 26.43 Options vested at the end of the period 1 ,617,516 22.73 1 0,005,260 26.43 Range of exercise prices Granting 2010-2011 - 14.47 - 29.40 Granting 2012 22.73 21.99 Weighted average of the remaining contractual life (in years) 0.25 0 .65 Market value weighted average (R$) 36.49 33.31 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 127 II- Variable Compensation In this plan, fifty percent (50%) of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New granted 9,794,250 10,547,190 Delivered (14,237,280) (16,611,520) Cancelled (81,226) (134,925) Closing balance 20,491,889 25,030,718 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 09/30/2019 01/01 to 09/30/2018 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (1 0,530) 21.99 Exercised (1 ,456,493) 22.45 (14,498,569) 25.96 Closing balance 1,617,516 22.73 10,005,260 26.43 Options vested at the end of the period 1 ,617,516 22.73 1 0,005,260 26.43 Range of exercise prices Granting 2010-2011 - 14.47 - 29.40 Granting 2012 22.73 21.99 Weighted average of the remaining contractual life (in years) 0.25 0 .65 Market value weighted average (R$) 36.49 33.31 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 127

Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 128 Note 14 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 128

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 to 01/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Short-term Interbank investments 46,839,460 68,727,676 2 ,507,826 3,542,957 8 05,166 - 1 8,313 - 5.4% Itaú Unibanco S.A. 4,130,514 29,073,245 844,050 1 ,997,899 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 1 1,558,365 1 1,111,380 488,483 4 52,659 - - - - Itaú Unibanco S.A. Nassau Branch 2.66% to 6.5% 3 1,150,581 2 8,543,051 1,175,293 1,092,399 - - - - 5.4% Other - - - - 8 05,166 - 1 8,313 - Loans - - - - 9 5,952 156,644 4,788 7,883 Alpargatas S.A. - - - - 2.35% to 6% / 2% CDI 32,702 51,206 917 2,152 Other - - - - 113% CDI 6 3,250 105,438 3,871 5 ,731 Derivative financial instruments - assets and liabilities - 1 ,109,337 (5 71,580) 4 ,121,313 - - - - Investment funds - 1,109,337 (571,580) 4,121,313 - - - - Deposits - (13,981,733) (1 60,468) (339,658) - - (8 80) (6 86) Itaú Unibanco S.A. Nassau Branch - (1 3,981,733) (1 60,468) (3 39,658) - - - Olímpia Promoção e Serviços S.A. - - - - - - (8 80) (6 86) Deposits received under securities repurchase agreements - - - (2 ,105) (3 73,684) (2 00,010) (1 0,301) (1 ,578) 76% to 97.5% CDI Duratex S.A. - - - - (21,294) (19,064) (1 ,620) (912) Other - - - (2,105) 75% to 96% CDI / 5.2% to 5.4% (3 52,390) (180,946) (8,681) (6 66) Amounts receivable from (payable to) related companies / Banking service fees and other administrative (expenses) (113,134) (15,186) 4,036 (9,438) (1 31,114) (1 27,022) (3,822) 36,514 Banco Itaú BBA S.A. - - (2,168) - - - - - ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (3 2,634) (2 4,803) 3,746 2,545 Itaú Unibanco Foundation - Supplementary Pensions - - - - (102,030) (109,693) 3 1,790 37,450 Itaú Corretora de Valores S.A. (657) (3 81) (5,443) (3,795) - - - - Itaú Unibanco S.A. Nassau Branch (1 12,461) (1 4,368) 1 1,647 2,619 - - - - Itaúsa Investimentos Itaú S.A. - - - - 832 280 (28,984) 4 ,691 Olímpia Promoção e Serviços S.A. - - - - (1,191) (1 ,874) (19,749) (17,780) Other (16) (437) - (8 ,262) 3,909 9 ,068 9 ,375 9,608 Rent revenues (expenses) - - (3 14) (183) (8) - (3 1,566) (34,360) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (25,081) (27,103) Itaú Rent Administração e Participações Ltda. - - (49) (67) - - - - Itaú Seguros S.A. - - (2 65) (116) - - - - Other - - - - (8) - (6,485) (7,257) Donation expenses - - - - - - (3 5,146) (9 3,000) Itaú para Educação e Cultura Foundation - - - - - - (35,146) (93,000) Sponsorship expenses - - - - (7 ,230) - (690) (3 1,970) Itaú Cubo Coworking Association - - - - (7,000) - - (31,050) Itaú Viver Mais Association - - - - (2 30) - (690) (9 20) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5,943) (R$ (6,892) from 01/01 to 09/30/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 129 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 to 01/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Short-term Interbank investments 46,839,460 68,727,676 2 ,507,826 3,542,957 8 05,166 - 1 8,313 - 5.4% Itaú Unibanco S.A. 4,130,514 29,073,245 844,050 1 ,997,899 - - - - Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.36% 1 1,558,365 1 1,111,380 488,483 4 52,659 - - - - Itaú Unibanco S.A. Nassau Branch 2.66% to 6.5% 3 1,150,581 2 8,543,051 1,175,293 1,092,399 - - - - 5.4% Other - - - - 8 05,166 - 1 8,313 - Loans - - - - 9 5,952 156,644 4,788 7,883 Alpargatas S.A. - - - - 2.35% to 6% / 2% CDI 32,702 51,206 917 2,152 Other - - - - 113% CDI 6 3,250 105,438 3,871 5 ,731 Derivative financial instruments - assets and liabilities - 1 ,109,337 (5 71,580) 4 ,121,313 - - - - Investment funds - 1,109,337 (571,580) 4,121,313 - - - - Deposits - (13,981,733) (1 60,468) (339,658) - - (8 80) (6 86) Itaú Unibanco S.A. Nassau Branch - (1 3,981,733) (1 60,468) (3 39,658) - - - Olímpia Promoção e Serviços S.A. - - - - - - (8 80) (6 86) Deposits received under securities repurchase agreements - - - (2 ,105) (3 73,684) (2 00,010) (1 0,301) (1 ,578) 76% to 97.5% CDI Duratex S.A. - - - - (21,294) (19,064) (1 ,620) (912) Other - - - (2,105) 75% to 96% CDI / 5.2% to 5.4% (3 52,390) (180,946) (8,681) (6 66) Amounts receivable from (payable to) related companies / Banking service fees and other administrative (expenses) (113,134) (15,186) 4,036 (9,438) (1 31,114) (1 27,022) (3,822) 36,514 Banco Itaú BBA S.A. - - (2,168) - - - - - ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (3 2,634) (2 4,803) 3,746 2,545 Itaú Unibanco Foundation - Supplementary Pensions - - - - (102,030) (109,693) 3 1,790 37,450 Itaú Corretora de Valores S.A. (657) (3 81) (5,443) (3,795) - - - - Itaú Unibanco S.A. Nassau Branch (1 12,461) (1 4,368) 1 1,647 2,619 - - - - Itaúsa Investimentos Itaú S.A. - - - - 832 280 (28,984) 4 ,691 Olímpia Promoção e Serviços S.A. - - - - (1,191) (1 ,874) (19,749) (17,780) Other (16) (437) - (8 ,262) 3,909 9 ,068 9 ,375 9,608 Rent revenues (expenses) - - (3 14) (183) (8) - (3 1,566) (34,360) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (25,081) (27,103) Itaú Rent Administração e Participações Ltda. - - (49) (67) - - - - Itaú Seguros S.A. - - (2 65) (116) - - - - Other - - - - (8) - (6,485) (7,257) Donation expenses - - - - - - (3 5,146) (9 3,000) Itaú para Educação e Cultura Foundation - - - - - - (35,146) (93,000) Sponsorship expenses - - - - (7 ,230) - (690) (3 1,970) Itaú Cubo Coworking Association - - - - (7,000) - - (31,050) Itaú Viver Mais Association - - - - (2 30) - (690) (9 20) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5,943) (R$ (6,892) from 01/01 to 09/30/2018) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 129

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 09/30/2019 09/30/2018 Fees (394,519) (368,797) Profit sharing (265,761) (180,749) Post-employment benefits (5,084) (6,862) Share-based payment plan (185,495) (157,981) (714,389) Total (850,859) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits are detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 130 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 09/30/2019 09/30/2018 Fees (394,519) (368,797) Profit sharing (265,761) (180,749) Post-employment benefits (5,084) (6,862) Share-based payment plan (185,495) (157,981) (714,389) Total (850,859) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits are detailed in Notes 13g, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 130

Note 15 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		09/30/2019		09/30/2018	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Short-term Interbank investments	(a)(b)	274,139,259	274,202,680	320,965,205	320,977,876
Securities	(c)				
Adjustment of available-for-sale securities		129,389,021	129,389,021	98,575,791	98,575,791
Adjustment of held-to-maturity securities		39,505,550	42,810,852	42,270,667	42,393,761
Derivative financial instruments - Assets	(c)	40,873,999	40,873,999	28,641,569	28,641,569
Loan, lease and other credit operations	(d)	541,542,342	551,182,720	495,023,602	500,325,943
Deposits	(b)	490,838,011	490,909,896	454,551,571	454,567,722
Deposits received under securities repurchase agreeme	(a)	296,502,843	296,502,843	314,575,274	314,575,274
Funds from acceptance and issuance of securities	(b)	130,883,429	131,016,169	118,684,376	118,787,653
Borrowings and onlendings	(b)	77,769,778	77,896,530	67,257,706	67,339,927
Derivative financial instruments - Liabilities	(c)	47,440,587	47,440,587	31,827,170	31,827,170
Subordinated debt	(b)	55,458,799	57,371,953	53,720,834	53,668,557

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined based on mathematical models, such as Black&Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits –** Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 131

Note 16 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;
- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Suplementary Pension - FIU	Supplementary retirement plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	Defined Benefit
	Franprev benefit plan	Defined Benefit
	002 benefit plan	Defined Benefit
	Prebeg benefit plan	Defined Benefit
	UBB PREV defined benefit plan	Defined Benefit
	Benefit Plan II	Defined Benefit
	Itaulam basic plan	Defined Benefit
	Itaú Defined Benefit Plan	Defined Benefit
	REDECARD Retirement Plan	Defined Benefit
	ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	Defined Contribution
	REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	Variable Contribution
	Itaú Defined Contribution Plan	Variable Contribution
	REDECARD Retirement Plan	Variable Contribution
	ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Funbep I Benefit Plan	Defined Benefit
	Funbep II Benefit Plan	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 132

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	09/30/2019	09/30/2018
Discount rate (1)	9.72% p.a.	9.98% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 133

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Fixed income securities	**17,622,255**	**17,382,507**	**90.68%**	**96.01%**
Quoted in an active market	17,323,857	17,110,783	89.14%	94.51%
Non quoted in an active market	298,398	271,724	1.54%	1.50%
Variable income securities	**1,119,055**	**17,281**	**5.76%**	**0.10%**
Quoted in an active market	1,111,317	10,720	5.72%	0.06%
Non quoted in an active market	7,738	6,561	0.04%	0.04%
Structured investments	**78,485**	**43,300**	**0.40%**	**0.24%**
Quoted in an active market	64	625	0.00%	0.00%
Non quoted in an active market	78,421	42,675	0.40%	0.24%
Real estate	**534,781**	**578,716**	**2.75%**	**3.20%**
Loans to participants	**79,984**	**82,321**	**0.41%**	**0.45%**
Total	**19,434,560**	**18,104,125**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 10,702 at 09/30/2018), and real estate rented to Group companies, with a fair value of R$ 445,521 (R$ 497,472 at 09/30/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED nd its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	09/30/2019			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	19,434,560	1,641,526	-	21,076,086
2 - Actuarial liabilities	(15,765,304)	-	(816,231)	(16,581,535)
3 - Asset restriction (*)	(4,039,508)	(1,003,054)	-	(5,042,562)
4 - Net amount recognized in the balance sheet (1+2+3)	**(370,252)**	**638,472**	**(816,231)**	**(548,011)**
Amount recognized in Assets (Note 10a)	66,079	638,472	-	704,551
Amount recognized in Liabilities (Note 10d)	(436,331)	-	(816,231)	(1,252,562)

	09/30/2018			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	18,104,125	1,682,108	-	19,786,233
2 - Actuarial liabilities	(14,813,331)	-	(261,302)	(15,074,633)
3 - Asset restriction (*)	(3,440,390)	(965,773)	-	(4,406,163)
4 - Net amount recognized in the balance sheet (1+2+3)	**(149,596)**	**716,335**	**(261,302)**	**305,437**
Amount recognized in Assets (Note 10a)	368,556	716,335	-	1,084,891
Amount recognized in Liabilities (Note 10d)	(518,152)	-	(261,302)	(779,454)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 134

f) Change in the net amount recognized in the balance sheet:

	09/30/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**
Amounts recognized in income (1+2+3)	**1,327,027**	**(1,139,443)**	**(266,574)**	**(78,990)**	**113,594**	**(68,401)**	**45,193**	**(441,829)**	**(475,626)**
1 - Cost of current service	-	(56,263)	-	(56,263)	-	-	-	-	(56,263)
2 - Cost of past service	-	-	-	-	-	-	-	(418,679)	(418,679)
3 - Net interest [1]	1,327,027	(1,083,180)	(266,574)	(22,727)	113,594	(68,401)	45,193	(23,150)	(684)
Amounts recognized in stockholders´ equity (4+5+6)	**116,190**	**(8,331)**	**(108,605)**	**(746)**	**2,473**	**3,637**	**6,110**	**(109,476)**	**(104,112)**
4 - Effects on asset ceiling		-	8,984	8,984	-	3,637	3,637	-	12,621
5 - Remeasurements [2] [3]	117,589	(11,386)	(117,589)	(11,386)	2,473	-	2,473	(109,476)	(118,389)
6 - Exchange variation	(1,399)	3,055	-	1,656	-	-	-	-	1,656
Other (7+8+9+10)	**(816,958)**	**875,452**	**-**	**58,494**	**(78,101)**	**-**	**(78,101)**	**17,007**	**(2,600)**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(875,452)	875,452	-	-	-	-	-	17,007	17,007
9 - Contributions and investments from sponsor	51,677	-	-	51,677	(78,101)	-	(78,101)	-	(26,424)
10 - Contributions from parcipants	6,817	-	-	6,817	-	-	-	-	6,817
Amounts at end of the period	**19,434,560**	**(15,765,304)**	**(4,039,508)**	**(370,252)**	**1,641,526**	**(1,003,054)**	**638,472**	**(816,231)**	**(548,011)**

	09/30/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,377**	**(14,490,542)**	**(3,217,361)**	**(119,526)**	**1,633,690**	**(911,929)**	**721,761**	**(256,723)**	**345,512**
Amounts recognized in income (1+2+3)	**1,275,037**	**(1,092,128)**	**(240,841)**	**(57,932)**	**117,911**	**(67,268)**	**50,643**	**(18,655)**	**(25,944)**
1 - Cost of current service	-	(52,023)	-	(52,023)	-	-	-	-	(52,023)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,275,037	(1,040,105)	(240,841)	(5,909)	117,911	(67,268)	50,643	(18,655)	26,079
Amounts recognized in stockholders´ equity (4+5+6)	**5,852**	**(54,613)**	**17,812**	**(30,949)**	**(10,476)**	**13,424**	**2,948**	**-**	**(28,001)**
4 - Effects on asset ceiling	-	-	17,812	17,812	-	13,424	13,424	-	31,236
5 - Remeasurements [2] [3]	-	(44,472)	-	(44,472)	(10,476)	-	(10,476)	-	(54,948)
6 - Exchange variation	5,852	(10,141)	-	(4,289)	-	-	-	-	(4,289)
Other (7+8+9+10)	**(765,141)**	**823,952**	**-**	**58,811**	**(59,017)**	**-**	**(59,017)**	**14,076**	**13,870**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(823,952)	823,952	-	-	-	-	-	14,076	14,076
9 - Contributions and investments from sponsor	50,980	-	-	50,980	(59,017)	-	(59,017)	-	(8,037)
10 - Contributions from parcipants	7,831	-	-	7,831	-	-	-	-	7,831
Amounts at end of the period	**18,104,125**	**(14,813,331)**	**(3,440,390)**	**(149,596)**	**1,682,108**	**(965,773)**	**716,335**	**(261,302)**	**305,437**

(1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(On 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,444,616 (R$ 1,275,037 at 09/30/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 135

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 09/30/2019	01/01 to 09/30/2018
Pension plan - FIU	47,279	45,551	42,819
Pension plan - FUNBEP	10,115	6,126	8,161
Total	**57,394**	**51,677**	**50,980**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV retirement plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders´ equity (*)**	**Present value of liability**	**Income**	**Stockholders´ equity (*)**
Interest rate						
Increase by 0.5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0.5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 136

Note 17 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, New York Branch, Tokyo Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 09/30/2019	01/01 to 09/30/2018
Foreign branches	1,754,263	1,262,507
Latin America consolidated	1,426,903	1,146,883
Other foreign companies	658,568	486,386
Foreign consolidated	3,757,399	2,879,177

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 137

Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 138 Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 138

· Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 139 · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 139

The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and derivative financial instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics:: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 140 The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and derivative financial instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics:: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 140

As of September 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 220.4 million, a reduction in relation to the same period of the previous year (R$ 294.7 million at September 30, 2018), due to lower volatility in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 141 As of September 30, 2019, ITAÚ UNIBANCO HOLDING CONSOLIDATED showed Total VaR of R$ 220.4 million, a reduction in relation to the same period of the previous year (R$ 294.7 million at September 30, 2018), due to lower volatility in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23 2017, the document entitled “Public Access Report – Integrated Management of Operating Risk/ Internal Controls/ Compliance”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 141

V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI - Environmental and social risk Potential losses resulting from environmental and social damages caused by the bank’s activities. Environmental and social risk management is conducted by the first line of defense in its daily activities, with technical assessment of legal and risk areas, which have a dedicated technical team for this purpose. Business units also have governance for approval of new products, which includes an assessment of social and environmental risk, to ensure that all new products approved by the institution comply with this requirement. Governance also includes the Environmental and Social Risk Committee, whose main duty is to give guidance on the institution’s position on exposure to social and environmental risk. Mitigation of environmental and social risk involves mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 142 V - Insurance, private pension and capitalization risks The main risks related to Insurance, Private Pension and Capitalization portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI - Environmental and social risk Potential losses resulting from environmental and social damages caused by the bank’s activities. Environmental and social risk management is conducted by the first line of defense in its daily activities, with technical assessment of legal and risk areas, which have a dedicated technical team for this purpose. Business units also have governance for approval of new products, which includes an assessment of social and environmental risk, to ensure that all new products approved by the institution comply with this requirement. Governance also includes the Environmental and Social Risk Committee, whose main duty is to give guidance on the institution’s position on exposure to social and environmental risk. Mitigation of environmental and social risk involves mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 142

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operatingl limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Reference Equity

	09/30/2019	09/30/2018
Stockholders' equity attributable to controlling interests	125,719,227	125,035,403
Non-controlling interests	12,712,316	13,579,545
Change in interest in subsidiaries in a capital transaction	49,587	467,313
Consolidated stockholders' equity (BACEN)	**138,481,130**	**139,082,261**
Common Equity Tier I prudential adjustments	(25,245,845)	(25,769,542)
Common Equity Tier I	**113,235,285**	**113,312,719**
Instruments Eligible to comprise Additional Tier I	11,513,064	7,985,434
Additional Tier I Prudential Adjustments	108,032	87,519
Additional Tier I Capital	**11,621,096**	**8,072,953**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**124,856,381**	**121,385,672**
Instruments Eligible to comprise Tier II	11,833,538	15,778,051
Tier II Prudential Adjustments	64,636	88,166
Tier II	**11,898,174**	**15,866,217**
Referential Equity (Tier I + Tier II)	**136,754,555**	**137,251,889**

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II - Capital requirements in place and in progress

The minimum capital requirements are expressed as ratios obtained from the ratio between available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As from January 1st	
	2018	2019 (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical (2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total capital + ACP	**11.0%**	**11.5%**
Prudential adjustment deductions	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of $ACP_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	09/30/2019	09/30/2018
Credit risk (RWA_{CPAD})(1)	759,357,599	713,435,245
Market risk (RWA_{MINT})(2)	46,586,648	26,356,482
Operational risk ($RWAP_{OPAD}$)(3)	81,567,796	72,833,292
Total risk-weighted assets	**887,512,043**	**812,625,019**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	09/30/2019	09/30/2018
Marketable securities	50,729,712	39,377,637
Loan operations – Retail	134,244,512	119,876,138
Loan operations – Non-retail	277,256,011	258,853,254
Joint Liabilities - Retail	133,998	160,842
Joint Liabilities - Non-Retail	44,131,111	46,026,737
Loan commitments – Retail	37,657,747	33,875,114
Loan commitments – Non-retail	11,434,729	10,543,623
Derivatives – Future potential gain	4,782,453	4,739,198
Inermediation	2,040,370	3,291,700
Other exposures	196,946,956	196,691,002
Total	**759,357,599**	**713,435,245**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 144

Market Risk

	09/30/2019[(1)]	09/30/2018[(1)]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**58,233,310**	**32,945,602**
Operations subject to interest rate variation	**55,467,663**	**28,859,918**
Fixed rate denominated in reais	3,199,913	3,518,737
Foreign exchange coupons	43,696,700	19,130,007
Price index coupon	8,571,050	6,211,172
Interest rate coupon	-	2
Operations subject to commodity price variation	**858,475**	**643,156**
Operations subject to stock price variation	**751,288**	**417,897**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**1,155,884**	**3,024,631**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) (*) (a)	**46,586,648**	**26,356,482**
Market Risk Weighted Assets calculated based on internal methodology (b)	**44,836,513**	**23,377,894**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(11,646,662)**	**(6,589,120)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**46,586,648**	**26,356,482**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	09/30/2019	09/30/2018
Operational Risk-Weighted Assets (RWA_{OPAD})	**81,567,796**	**72,833,292**
Retail	14,004,921	12,822,246
Commercial	27,536,488	26,214,251
Corporate finance	2,745,850	2,697,347
Negotiation and sales	15,430,020	11,736,501
Payments and settlement	8,801,856	8,281,707
Financial agent services	4,641,477	4,342,495
Asset management	8,100,501	6,714,978
Retail brokerage	306,683	23,767

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 145

IV – Capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 15.4% as at September 30, 2019, 1.5 p.p. lower than at September 30, 2018, mainly due to the payment of additional dividends on 2018 earnings.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 65,753,592, well above the ACP of R$ 31,062,921, and generously covered by available capital.

	09/30/2019				09/30/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	39,938,042	113,235,285	4.5%	12.8%	36,568,126	113,312,719	4.5%	13.9%
Additional Tier I Capital	-	11,621,096	-	-	-	8,072,953	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**53,250,723**	**124,856,381**	**6.0%**	**14.1%**	**48,757,501**	**121,385,672**	**6.0%**	**14.9%**
Tier II	-	11,898,174	-	-	-	15,866,217	-	-
Referential Equity (Tier I + Tier II)	**71,000,963**	**136,754,555**	**8.0%**	**15.4%**	**70,088,908**	**137,251,889**	**8.625%**	**16.9%**
Amount Required for Additional Capital Buffers (ACP)	31,062,921		3.5%		19,299,844		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 09/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,437,401.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations , section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 | 146

Note 19 – Supplementary information a) Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency – The balances in Reais linked to the foreign currencies were as follows: 09/30/2019 09/30/2018 Permanent foreign investments 79,911,154 60,963,937 Net balance of other assets and liabilities indexed to foreign currency, (134,588,997) (108,665,121) including derivatives Net foreign exchange position (54,677,843) (47,701,184) The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) PEC 06/2019 Approved by the National Congress in November 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net income for banks, set forth in item I, paragraph 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. Said PEC 06/2019 has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING in the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 147 Note 19 – Supplementary information a) Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency – The balances in Reais linked to the foreign currencies were as follows: 09/30/2019 09/30/2018 Permanent foreign investments 79,911,154 60,963,937 Net balance of other assets and liabilities indexed to foreign currency, (134,588,997) (108,665,121) including derivatives Net foreign exchange position (54,677,843) (47,701,184) The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. d) PEC 06/2019 Approved by the National Congress in November 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net income for banks, set forth in item I, paragraph 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. Said PEC 06/2019 has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING in the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 147

Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ( Bank ) as at September 30, 2019 and the related statements of income, changes in stockholders´ equity and cash flows for the nine- month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ) as at September 30, 2019 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2019, and the parent company financial performance and its cash flows for the nine-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 148 Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ( Bank ) as at September 30, 2019 and the related statements of income, changes in stockholders´ equity and cash flows for the nine- month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ) as at September 30, 2019 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2019, and the parent company financial performance and its cash flows for the nine-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 148

Other matters Statements of added value The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended September 30, 2019. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, November 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 149 Other matters Statements of added value The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended September 30, 2019. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, November 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 149

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), September 4, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 150 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2019 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), September 4, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 150

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to September 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to September 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), September 4, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 151 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to September 2019; b) read, discussed and agree with the Company’s financial statements for the period from January to September 2019 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), September 4, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2019 151